UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2021

Commission File Number: 001-40876

IHS Holding Limited

(Translation of registrant’s name into English)

1 Cathedral Piazza

123 Victoria Street

London SW1E 5BP

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Form 6-K contains forward-looking statements. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements other than statements of historical facts contained in this Form 6-K may be forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “targets,” “projects,” “contemplates," “believes,” “estimates,” “forecasts,” “predicts,” “potential” or “continue” or the negative of these terms or other similar expressions. Forward-looking statements contained in this Form 6-K include, but are not limited to statements regarding our future results of operations and financial position, industry and business trends, equity compensation, business strategy, plans, market growth and our objectives for future operations.

The forward-looking statements in this Form 6-K are only predictions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to:

●	non-performance or termination, non-renewal or material modification of our customer agreements;
●	volatility in terms of timing for settlement of invoices or our inability to collect amounts due under invoices;
●	a reduction in the creditworthiness and financial strength of our customers;
●	the business, legal and political risks in the countries in which we operate;
●	general macroeconomic conditions in the countries in which we operate;
●	foreign exchange risks and/or ability to access U.S. Dollars in our markets;
●	regional or global health pandemic, including COVID-19;
●	our inability to successfully execute our business strategy and operating plans, including our ability to increase the number of Colocations and Lease Amendments on our Towers and construct New Sites;
●	failure or under performance of third-party contractors;
●	increases in operating expenses, including increased costs for diesel;
●	failure renew or extend our ground leases, or protect our rights to access and operate our Towers or other telecommunications infrastructure assets;
●	loss of customers;
●	changes to the network deployment plans of mobile operators in the countries in which we operate;
●	a reduction in demand for our services;
●	the introduction of new technology reducing the need for tower infrastructure;
●	an increase in competition in the telecommunications tower infrastructure industry;
●	our failure to integrate recent or future acquisitions;
●	loss of any of the senior management team and/or key employees;
●	failure to obtain required approvals and licenses for some of our sites or businesses or comply with applicable regulations;
●	environmental liability;
●	inadequate insurance coverage, property loss and unforeseen business interruption;
●	violations of anti-corruption laws, sanctions and regulations;

●	fluctuations in global prices for diesel or other materials;
●	disruptions in our supply of diesel or other materials;
●	legal and arbitration proceedings;
●	failure to achieve shareholder support to invest in growth opportunities;
●	risks related to the markets in which we operate;
●	injury, illness or death of employees, contractors or third parties arising from health and safety incidents;
●	loss or damage of assets due to security issues or civil commotion;
●	loss or damage resulting from attacks on any information technology system or software;
●	loss or damage of assets due to extreme weather events whether or not due to climate change;
●	failure to meet the requirements of accurate and timely financial reporting and/or meet the standards of internal control over financial reporting that support a clean certification under the Sarbanes Oxley Act;
●	risks related to our status as a foreign private issuer; and
●	the important factors discussed “Risk Factors” in our prospectus, dated October 13, 2021, filed with the Securities and Exchange Commission (“SEC”) in accordance with Rule 424(b) of the Securities Act on October 15, 2021 (the “Prospectus”).

The forward-looking statements in this Form 6-K are based upon information available to us as of the date of this Form 6-K, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

You should read this Form 6-K and the documents that we reference in this Form 6-K with the understanding that our actual future results, performance and achievements may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements. These forward-looking statements speak only as of the date of this Form 6-K. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained in this Form 6-K, whether as a result of any new information, future events or otherwise.

MIGRATION

On October 13, 2021, in connection with our initial public offering, the Company ceased to be incorporated in the Republic of Mauritius and became incorporated and registered by way of continuation as an exempted company limited by shares under and subject to the Companies Act (2021 Revision) of the Cayman Islands. We refer to this, and the related steps, as our “Migration”. Unless the context otherwise requires otherwise, references in this Form 6-K to “IHS Towers,” “the Company,” “the Group,” “we,” “us,”, “our”, “our company, and “our business” refer to the company named IHS Holding Limited, incorporated in the Republic of Mauritius prior to the Migration and in the Cayman Islands following the Migration, in each case together with its consolidated subsidiaries as a consolidated entity.

CERTAIN DEFINED TERMS

Unless the context provides otherwise, references herein to:

●	“9mobile” refers to Emerging Markets Telecommunication Services Limited, which was previously known as Etisalat Nigeria.
●	“Airtel Nigeria” refers to Airtel Networks Limited, a subsidiary of Airtel Africa.
●	“CBN” refers to the Central Bank of Nigeria.

●	“Centennial Acquisition” refers to the acquisition by us on March 19, 2021 of Centennial Colombia and the acquisition by us on April 8, 2021 of Centennial Brazil, both from affiliates of Centennial Towers Holding LP. At closing, Centennial Colombia had 217 towers and Centennial Brazil had 602 towers.
●	“Centennial Brazil” refers to Centennial Towers Brasil Coöperatief U.A. and its subsidiaries.
●	“Centennial Colombia” refers to Centennial Towers Colombia, S.A.S. and its subsidiaries.
●	“CSS” refers to Cell Sites Solutions — Cessão de Infraestruturas S.A.
●	“CSS Acquisition” refers to the acquisition by us on February 18, 2020 of CSS from affiliates of Goldman Sachs and Centaurus Capital LP. At closing, CSS had 2,312 towers, including 2,251 towers in Brazil, 51 in Peru and 10 in Colombia.
●	“Churn” refers to the loss of tenancies when services provided by us are terminated, a Tenant does not renew its contract or we have ceased recognizing revenue for sites under a customer’s contract in any particular period. When we decommission a site and move a customer from one of our sites to another site to rationalize our portfolio, this is not included in Churn.
●	“Colocation” refers to the installation of equipment on existing towers for a new tenant alongside current Tenants.
●	“Colocation Rate” refers to the average number of Tenants per Tower across our portfolio at a given point in time. We calculate the Colocation Rate by dividing the total number of Tenants across our portfolio by the total number of Towers across our portfolio at a given time.
●	“Dollar”, “USD” or “$” refer to U.S. dollars.
●	“euro” or “€” refer to the currency introduced at the start of the third stage of European economic and monetary union pursuant to the treaty establishing the European Community, as amended.
●	“IHS Nigeria” refers to IHS (Nigeria) Limited, one of our operating subsidiaries in Nigeria.
●	“INT Towers” refers to INT Towers Limited, one of our operating subsidiaries in Nigeria.
●	“Key Customers” refers to MTN Customers, Orange Cameroun S.A., or Orange Cameroon, Orange Côte d’Ivoire S.A., or Orange Côte d’Ivoire, 9mobile, Airtel Nigeria, Airtel Networks Zambia PLC, or Airtel Zambia, Airtel Rwanda Limited, or Airtel Rwanda, Claro S.A., or Claro Brazil, TIM Cellular S.A., or TIM Brasil, Telefonica Brasil S.A., or Vivo Brazil, Colombia Móvile S.A. E.S.P., or Tigo Colombia, COMSEL S.A., or Claro Colombia and Zain Kuwait.
●	“Kuwait Acquisition” refers to the acquisition by us of up to 1,620 towers from Zain Kuwait. The acquisition was signed in October 2017, and we completed multiple closings totaling 1,355 towers as of September 30, 2021. The remaining towers are managed and operated under a Managed Services agreement until such time as these towers can legally be transferred to us. These towers are operated in Kuwait through an entity in which we own 70% of the shares and Zain Kuwait owns the remaining 30%.
●	“Lease Amendments” refers to the installation of additional equipment on a site or the provision of certain ancillary services for an existing Tenant, for which we charge our customers a recurring lease fee.
●	“LTE” refers to long-term evolution, a standard for high-speed wireless communication for mobile devices and data terminals. We refer to LTE and 4G interchangeably in this prospectus.
●	“Managed Services” refers to when MNOs outsource the day-to-day operations of their owned towers, including maintenance, security and power supply.
●	“MLA” refers to the long-term lease agreements we enter into with our customers, including but not limited to master lease agreements, infrastructure sharing agreements, master tower space use/license agreements and MLL agreements.
●	“MLL” refers to towers we manage with a license to lease for a defined period. Where there is an MLL agreement, we have the right to lease out space on the tower to other MNOs and provide services, generating further revenue for ourselves. The site owner typically reduces its operating costs and eliminates capital expenditures.
●	“MNOs” refers to mobile network operators.

●	“MTN Customers” refers to MTN Nigeria, MTN Côte d’Ivoire S.A., or MTN Côte d’Ivoire, MTN Cameroon Limited, or MTN Cameroon, MTN Zambia Limited, or MTN Zambia, and MTN Rwandacell Limited, or MTN Rwanda.
●	“MTN Group” refers to MTN Group Limited and its subsidiaries, one of which is one of our shareholders as well as a related party of certain MTN operating entities that are our customers in the countries in which we currently operate. In each African market in which we currently operate, one of the MTN operating entities is a customer of ours.
●	“MTN Nigeria” refers to MTN Nigeria Communications PLC.
●	“NAFEX” refers to the Nigerian Autonomous Foreign Exchange Rate Fixing Methodology.
●	“Naira” and “₦” refers to the lawful currency of the Federal Republic of Nigeria.
●	“New Sites” refers to Towers owned and operated by the Group constructed through build-to-suit arrangements for the initial Tenant
●	“sites” refers to towers that are owned or operated by us.
●	“Skysites” refers to Skysites Holdings S.A.
●	“Skysites Acquisition” refers to the acquisition by us on January 6, 2021 of Skysites from a group of eighteen persons. At closing, Skysites had 1,005 towers in Brazil.
●	“SLAs” refer to site-specific documents or agreements entered into in relation to specific sites pursuant to an MLA.
●	“subscribers” refers to the number of active subscriber identification module, or SIM, cards in service rather than the number of services provided (excluding machine to machine connections). For example, if a subscriber has both a data and voice plan on a smartphone this would equate to one subscriber. Alternatively, a subscriber who has a data and voice plan for a smartphone and a data plan for a tablet would be counted as two subscribers.
●	“Tenants” refers to the number of distinct customers who have leased space on each Tower across our portfolio. For example, if one customer had leased tower space on five of our Towers, we would have five Tenants.
●	“TIM Fiber Acquisition” refers to our signing of definitive transaction agreements with TIM Brasil on May 5, 2021 in relation to the acquisition and deployment of TIM Brasil’s secondary fiber network infrastructure. Upon closing, which remains subject to customary conditions and approvals, the existing and future fiber assets will be operated in Brazil through a new entity, which we refer to as FiberCo, in which we will own 51% of the shares upon completion and TIM Brasil will own the remaining 49%.
●	“TIM Brasil” refers to TIM S.A.
●	“Towers” refers to ground-based towers, rooftop and wall-mounted towers, cell poles, in-building solutions, small cells, distributed antenna systems and cells-on-wheels, each of which is deployed to support wireless transmission equipment. We measure the number of Towers in our portfolio at a given time by counting the number of Towers that we own or operate with at least one Tenant. The number of Towers in our portfolio excludes any towers for which we provide managed services.
●	“Zain Kuwait” refers to Mobile Telecommunications Company K.S.C.P.

PART I ‒ FINANCIAL INFORMATION

Item 1. Financial Statements

IHS HOLDING LIMITED

CONDENSED CONSOLIDATED STATEMENT OF (LOSS)/INCOME AND OTHER COMPREHENSIVE (LOSS)/INCOME (UNAUDITED)

FOR THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2021 AND 2020

		Three months period		Nine months period
		ended		ended
		Sept 30,	Sept 30,	Sept 30,	Sept 30,
	Note	2021	2020	2021	2020
		$’000	$’000	$’000	$’000

Revenue		400,547	368,325	1,164,116	1,032,422
Cost of sales	6	(272,984)	(199,415)	(673,024)	(635,264)
Administrative expenses	7	(72,829)	(58,394)	(226,076)	(180,779)
Reversal of loss allowance/(loss allowance) on trade receivables	8	994	(1,371)	37,614	(2,712)
Other income	9	56	12	7,112	3,370
Operating profit		55,784	109,157	309,742	217,037
Finance income	10	4,748	22	22,030	13,165
Finance costs	11	(63,448)	(96,647)	(218,069)	(473,864)
(Loss)/profit before income tax		(2,916)	12,532	113,703	(243,662)
Income tax expense	12	(27,531)	(32,554)	(67,544)	(129,250)
(Loss)/profit for the period		(30,447)	(20,022)	46,159	(372,912)
(Loss)/profit attributable to:
Owners of the Company		(30,022)	(19,973)	47,301	(372,470)
Non‑controlling interests		(425)	(49)	(1,142)	(442)
(Loss)/profit for the period		(30,447)	(20,022)	46,159	(372,912)
(Loss)/income per share—basic $	13	(0.10)	(0.07)	0.16	(1.27)
(Loss)/income per share—diluted $	13	(0.10)	(0.07)	0.15	(1.27)

Other comprehensive income:
Items that may be reclassified to profit or loss
Fair value loss through other comprehensive income		—	(2)	—	(2)
Exchange differences on translation of foreign operations		(55,186)	16,211	(39,130)	27,767
Other comprehensive (loss)/income for the period, net of taxes		(55,186)	16,209	(39,130)	27,765
Total comprehensive (loss)/income for the period		(85,633)	(3,813)	7,029	(345,147)

Total comprehensive (loss)/income attributable to:
Owners of the Company		(85,197)	(3,824)	8,012	(344,626)
Non‑controlling interests		(436)	11	(983)	(521)
Total comprehensive (loss)/income for the period		(85,633)	(3,813)	7,029	(345,147)

The notes on pages 11 to 38 form part of the condensed consolidated interim financial statements.

IHS HOLDING LIMITED

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION (UNAUDITED)

AT SEPTEMBER 30, 2021 AND DECEMBER 31, 2020

		September 30,	December 31,
	Note	2021	2020
		$’000	$’000

ASSETS
Non‑current assets
Property, plant and equipment	14	1,482,062	1,438,040
Right of use assets	14	522,705	468,130
Goodwill	15	727,364	656,256
Other intangible assets	15	726,398	690,841
Fair value through other comprehensive income financial assets		10	8
Deferred income tax assets		17,802	13,443
Derivative financial instrument assets	16	152,993	155,196
Trade and other receivables	17	59,766	36,409
		3,689,100	3,458,323
Current assets
Inventories		38,841	49,222
Income tax receivable		296	—
Derivative financial instrument assets	16	—	27,495
Trade and other receivables	17	340,824	327,187
Cash and cash equivalents		501,491	585,416
		881,452	989,320
Total assets		4,570,552	4,447,643
LIABILITIES
Current liabilities
Trade and other payables	18	461,894	409,493
Provisions for other liabilities and charges	21	298	3,797
Derivative financial instrument liabilities	16	10,253	7,285
Income tax payable		66,242	48,703
Borrowings	19	189,228	186,119
Lease liabilities	20	27,364	28,246
		755,279	683,643
Non‑current liabilities
Trade and other payables	18	214	9,565
Borrowings	19	1,956,843	2,017,090
Lease liabilities	20	349,694	286,501
Provisions for other liabilities and charges	21	68,454	49,469
Deferred income tax liabilities		199,531	177,184
		2,574,736	2,539,809
Total liabilities		3,330,015	3,223,452
EQUITY
Stated capital	22	4,530,870	4,530,870
Accumulated losses		(2,788,089)	(2,835,390)
Other reserves	23	(516,088)	(485,505)
Equity attributable to owners of the Company		1,226,693	1,209,975
Non‑controlling interest	24	13,844	14,216
Total equity		1,240,537	1,224,191
Total liabilities and equity		4,570,552	4,447,643

The notes on pages 11 to 38 form part of the condensed consolidated interim financial statements.

IHS HOLDING LIMITED

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2021 AND 2020

		Attributable to owners of the Company
						Non‑
		Stated	Accumulated	Other		controlling	Total
	Note	capital	losses	reserves	Total	interest	equity
		$’000	$’000	$’000	$’000	$’000	$’000

Balance at January 1, 2020		4,530,870	(2,513,396)	(587,155)	1,430,319	—	1,430,319
NCI arising on business combination	24	—	—	—	—	14,195	14,195
Share‑based payment expense	25	—	—	6,325	6,325	—	6,325
Total transactions with owners of the company		—	—	6,325	6,325	14,195	20,520
Loss for the period		—	(372,470)	—	(372,470)	(442)	(372,912)
Other comprehensive income/(loss)		—	—	27,844	27,844	(79)	27,765
Total comprehensive (loss)/income		—	(372,470)	27,844	(344,626)	(521)	(345,147)
Balance at Sept 30, 2020		4,530,870	(2,885,866)	(552,986)	1,092,018	13,674	1,105,692
Balance at January 1, 2021
		4,530,870	(2,835,390)	(485,505)	1,209,975	14,216	1,224,191
NCI arising on business combination	24	—	—	—	—	611	611
Share‑based payment expense	25	—	—	8,706	8,706	—	8,706
Total transactions with owners of the company		—	—	8,706	8,706	611	9,317
Profit/(loss) for the period		—	47,301	—	47,301	(1,142)	46,159
Other comprehensive (loss)/income		—	—	(39,289)	(39,289)	159	(39,130)
Total comprehensive income/ (loss)		—	47,301	(39,289)	8,012	(983)	7,029
Balance at Sept 30, 2021		4,530,870	(2,788,089)	(516,088)	1,226,693	13,844	1,240,537

The notes on pages 11 to 38 form part of the condensed consolidated interim financial statements.

IHS HOLDING LIMITED

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)

FOR THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2021 AND 2020

		Three months ended		Nine months ended
		Sept 30,	Sept 30,	Sept 30,	Sept 30,
	Note	2021	2020	2021	2020
		$’000	$’000	$’000	$’000

Cash flows from operating activities
Cash from operations	26	205,672	210,155	597,890	517,086
Income taxes paid		(4,780)	(8,950)	(24,166)	(12,826)
Payment for rent		(2,177)	(930)	(5,365)	(2,589)
Refund/(payment) for tower and tower equipment decommissioning		194	(21)	(55)	(26)
Net cash generated from operating activities		198,909	200,254	568,304	501,645
Cash flow from investing activities
Purchase of property, plant and equipment—capital work in progress		(56,503)	(28,236)	(133,748)	(67,441)
Purchase of property, plant and equipment—others		(2,427)	(2,061)	(10,603)	(5,464)
Payment in advance for property, plant and equipment		(22,251)	(30,447)	(106,543)	(89,352)
Purchase of software and licenses		(420)	(274)	(977)	(1,678)
Consideration paid on business combinations, net of cash acquired		—	(4,656)	(178,873)	(535,366)
Proceeds from disposal of property, plant and equipment		394	685	3,769	1,926
Insurance claims received		2,196	13	13,978	2,597
Interest income received		1,971	969	4,323	4,143
Net cash used in investing activities		(77,040)	(64,007)	(408,674)	(690,635)
Cash flows from financing activities
Bank loans received		8,754	194,955	87,488	227,787
Bank loans repaid		(46,200)	(16,208)	(106,738)	(89,402)
Fees on loans and derivative instruments		(8,693)	(3,072)	(16,788)	(8,125)
Interest paid		(70,050)	(67,011)	(143,398)	(155,316)
Payment for the principal of lease liabilities		(14,574)	(8,944)	(41,845)	(28,424)
Interest paid for lease liabilities		(8,199)	(6,433)	(22,915)	(13,581)
Initial margin (deposited)/ received on non‑deliverable forwards		(1,895)	2,388	16,867	(28,863)
(Losses)/gains received on non‑deliverable forwards		(2,160)	3,630	38,044	3,967
Net cash (used in)/generated from financing activities		(143,017)	99,305	(189,285)	(91,957)
Net (decrease)/increase in cash and cash equivalents		(21,148)	235,552	(29,655)	(280,947)
Cash and cash equivalents at beginning of period		541,644	359,080	585,416	898,802
Effect of movements in exchange rates on cash		(19,005)	(14,501)	(54,270)	(37,724)
Cash and cash equivalents at end of period		501,491	580,131	501,491	580,131

The notes on pages 11 to 38 form part of the condensed consolidated interim financial statements.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.General Information

The financial statements are the unaudited condensed consolidated interim financial statements (hereafter “financial statements”) of IHS Holding Limited (“IHS") and its subsidiaries (together hereafter referred to as the Group). As of September 30, 2021, IHS was a limited company incorporated and domiciled in the Republic of Mauritius. The address of its registered office was Félix House, 24 Dr Joseph Rivière Street, Port Louis, Republic of Mauritius. On October 13, 2021, as part of the Initial Public Offering (“IPO”), IHS migrated the registration from the Republic of Mauritius to the Cayman Islands. The address of its registered office is 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands. Refer to note 30 for further information relating to the IPO.

The financial period represents the three months and nine months ended September 30, 2021, with the prior period representing the three months and nine months ended September 30, 2020. The financial statements are presented in U.S. Dollars ($) and all values are rounded to the nearest thousand, except where otherwise indicated.

2.Significant accounting policies

2.1Basis of preparation

The financial statements for the three and nine months ended September 30, 2021, have been prepared in accordance with International Accounting Standard 34, ‘Interim Financial Reporting’ (IAS 34), as issued by the International Accounting Standards Board (IASB).

The financial statements do not amount to full financial statements and do not include all of the information and disclosures required for full annual financial statements. It should be read in conjunction with the consolidated annual financial statements of the Group for the year ended December 31, 2020, which have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the IASB, as noted within note 2.1 of the consolidated annual financial statements.

In the opinion of the Company, the accompanying financial statements contain all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of its financial position as of September 30, 2021, and its results of operations for the nine months ended September 30, 2021, and 2020, cash flows for the nine months ended September 30, 2021, and 2020, and statement of changes in equity for the nine months ended September 30, 2021 and 2020. The condensed statement of financial position as at December 31, 2020, was derived from audited annual financial statements but does not contain all of the footnote disclosures from the annual financial statements.

2.2Approval

These condensed consolidated interim financial statements were authorized and approved for issue on  November 15, 2021.

2.3Income tax

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual profit or loss.

2.4Changes in accounting policies and disclosures

The Group has applied the following standards and amendments for the first time for its annual reporting period commencing January 1, 2021:

●	Revisions to the classification of liabilities as either current or non-current (Amendment to IAS 1)
●	Property, Plant and Equipment - Proceeds before Intended Use (Amendment to IAS 16)
●	Reference to the Conceptual Framework (Amendment to IFRS 3)

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

●	Costs which should be included in the cost of fulfilling a contract when determining whether a contract is onerous (Amendment to IAS 37)
●	Interest Rate Benchmark Reform – Phase 2 (Amendments to IFRS 9, IAS 39 and IFRS 7)
●	Annual Improvements to IFRS Standards 2018-2020 Cycle

The amendments to standards listed above did not have any material impact on the financial statements.

2.5Segment reporting

Operating segments are components of IHS’ business activities about which separate financial statements are available and reported internally to the chief operating decision maker. The Group’s Executive Committee has been identified as the chief operating decision maker, responsible for allocating resources and assessing performance of the operating segments.

The Group’s Executive Committee currently consists of the Chief Executive Officer (“CEO”), the Chief Operating Officer (“COO”), the Chief Financial Officer (“CFO”), the General Counsel, both Deputy CFOs, the IHS Nigeria CEO, and the Chief Human Resource Officer.

Where operating segments share similar characteristics, they have been aggregated into reportable segments, of which the Group has identified four: Nigeria, Sub Saharan Africa (“SSA”), Middle East and North Africa (“MENA”) and Latin America (“Latam”).

3.Critical accounting estimates and assumptions

The preparation of interim financial statements requires management to make certain judgements, accounting estimates and assumptions that affect the amounts reported for the assets and liabilities at the reporting date and the amounts reported for revenues and expenses during the period. The nature of the estimation means that actual outcomes could differ from those estimates.

In preparing these condensed consolidated interim financial statements, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same, except as mentioned below, as those that applied to the consolidated financial statements for the year ended December 31, 2020.

(a)Going Concern—Coronavirus

The COVID-19 outbreak and resulting measures taken by the federal and state governments in the countries where we operate to contain the virus have required some changes to how we operate (for example travel restrictions, increased working from home, practicing social distancing, increased hygiene measures and enhanced risk and contingency planning). During the current year however, and during the period after September 30, 2021 the financial impact on our business has not been significant as our operational teams were allowed to fulfil their responsibilities and visit sites even when local travel restrictions were in place.

However, in addition to the already known effects, the macroeconomic uncertainty causes disruption to economic activity and it is unknown what the longer-term impact on our business may be. The remaining duration of this pandemic remains uncertain but is expected to continue to impact the way we run our business, in particular, in relation to office working and the ability to travel internationally without restriction. The below table outlines Management’s assessment of and response to the main risks arising from the current uncertain situation regarding COVID-19. These risks inherently impact the significant judgements and estimates made by management.

	Assessment	Risk discussion and response
Revenue and profitability	• Limited impact on revenue collections thus far.

•

The Group has long-term revenue contracts with its customers amounting to $9.9 billion in contracted revenue.

•

Our ability to collect revenue from our customers is impacted by our customers’ ability to generate and collect revenues from their operations. However, our customers have, in the main, seen an increased demand for their services.

•

The impact on collections has thus far been limited and the Group remains in constant conversation with customers regarding their liquidity and ability to meet their obligations.

•

The Group regularly reviews measures for cost savings whilst maintaining its ability to operate effectively and towards strategic goals.

•

The Group has continued to invest in capital expenditure which supports revenue growth. The Group will continue to invest in capital expenditure relating to revenue growth during 2021.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

	Assessment	Risk discussion and response
• Customers continue to perform, and we have not experienced significant deterioration in payments.
Liquidity	• Sufficient liquidity is available. • No current impact on going concern.

•

The Group has cash and cash equivalents of $501.5 million as at September 30, 2021. Subsequent to September 30, 2021 we received $357.7 million as proceeds from the closing of the IPO. Refer to note 30 for further information.

•

Management has assessed current cash reserves and the availability of undrawn facilities and continues to monitor available liquidity in the context of ongoing operational requirements and planned capital expenditure. As at September 30, 2021 the Group had $245 million undrawn facilities. Subsequent to September 30, 2021 the undrawn facilities were increased to $270 million. Refer to note 30 for further information.

•

In the context of current commitments and available liquidity, management believes that the going concern assumption remains appropriate.

•

All of the Group’s operations are cash generative.

Access to USD	• Moderate risk due to decreased availability.

•

While there has been a reduction in US dollar liquidity in the Nigerian market, we were still able to source US dollars locally to fund our semi-annual coupons during the period, and management remain confident that we will be able to do so for the foreseeable future.

Workforce and internal controls	• Minimal impact to date.

•

Employees are working remotely wherever possible or where required by local regulations. This has had a limited impact on the operation of and management oversight over internal controls which continue to operate effectively.

•

Operational employees continue to operate in the field while observing strict safety guidelines.

•

Our IT team monitors the increased risk of fraud, data or security breaches, loss of data and the potential for other cyber-related attacks and utilizes security measures to mitigate such risks.

Supply chain	• Minimal impact to date.

•

The Group works closely with suppliers and contractors to ensure availability of supplies on site, especially diesel supplies which are critical to many of our operations.

•

Regular maintenance of our towers continues while observing strict safety guidelines for our employees and our suppliers and contractors.

Due to the uncertainty of COVID-19, we will continue to assess the situation, including abiding by any government-imposed restrictions, market by market. As part of their regular assessment of the Group’s liquidity and financing position, the Directors have prepared detailed forecasts for a period which extends beyond 12 months after the date of approval of these financial statements. In assessing the forecasts, in addition to the impact of  COVID-19 on the group’s operations, the Directors have considered:

●	the current economic conditions in the operating markets and how that impacts trading;
●	the impact of macroeconomic factors, particularly interest rates and foreign exchange rates;
●	the status of the Group’s financial arrangements (see also note 19);

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

●	mitigating actions available should business activities fall behind current expectations; and
●	additional sensitivity analysis under a stressed scenario to assess the impact of a severe but plausible downside case.

Whilst inherently uncertain, and we expect some impact to our operations and performance, we currently do not believe that the COVID-19 outbreak will directly have a material adverse effect on our financial condition or liquidity for the foreseeable future. Having carefully considered this and the other factors noted above, the Directors have a reasonable expectation that the Group and the Company have adequate resources to continue in operational existence for at least 12 months from the date of issuance of these financial statements and to operate within the covenant levels of its current debt facilities. The Directors therefore continue to consider it appropriate to adopt the going concern basis of accounting in preparing the financial statements.

4.Capital risk management

The Group’s activities expose it to a variety of financial risks including market risk (foreign exchange risk and interest rate risk), credit risk and liquidity risk.

The financial statements do not include all financial risk management information and disclosures required in annual financial statements, and should be read in conjunction with the Group’s annual financial statements for the year ended December 31, 2020.

There have been no changes in any risk management policies since December 31, 2020.

Fair value hierarchy

The table below analyzes financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

●	Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1).
●	Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 2).
●	Inputs for the asset or liability that are not based on observable market data (that is unobservable inputs) (level 3).

The following tables present the Group’s financial instruments that are measured at fair value at September 30, 2021 and at December 31, 2020.

September 30, 2021	Level 1	Level 2	Level 3	Total
	$’000	$’000	$’000	$’000

Fair value through other comprehensive income financial assets	10	—	—	10
Embedded options within listed bonds (note 16)	—	152,993	—	152,993
Non‑deliverable forwards (NDF) (note 16)	—	(7,606)	—	(7,606)
Embedded derivatives within revenue contracts (note 16)	—	—	(2,647)	(2,647)
	10	145,387	(2,647)	142,750

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2020	Level 1	Level 2	Level 3	Total
	$’000	$’000	$’000	$’000

Fair value through other comprehensive income financial assets	8	—	—	8
Embedded options within listed bonds (note 16)	—	155,196	—	155,196
Non‑deliverable forwards (NDF) (note 16)	—	27,495	—	27,495
Embedded derivatives within revenue contracts (note 16)	—	—	(7,285)	(7,285)
	8	182,691	(7,285)	175,414

At September 30, 2021 the Group had both level 1, level 2 and level 3 financial instruments.

Financial assets in level 1

The fair value of financial instruments traded in active markets is based on quoted market prices at the reporting date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by the Group is the current bid price. These instruments are included in level 1. Instruments included in level 1 comprise investments in marketable securities classified as fair value through other comprehensive income financial assets.

Financial assets in level 2

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2. Instruments included in level 2 comprise non-deliverable forwards (NDF) and options embedded in the 2025 Notes and 2027 Notes. Their fair values are determined based on mark-to-market values provided by the counterparty financial institutions or valuation techniques using observable market data.

Financial instruments in level 3

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. These valuation techniques are not based on observable market data and rely on entity or market specific estimates. If all significant inputs required to fair value an instrument are not observable, the instrument is included in level 3. Instruments included in level 3 are the bifurcated embedded derivatives within revenue host contracts.

Fair value estimation

	At September 30, 2021		At December 31, 2020
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value
	$’000	$’000	$’000	$’000

Financial liabilities
Bank and bond borrowings (note 19)	2,146,071	2,189,984	2,203,209	2,230,846
	2,146,071	2,189,984	2,203,209	2,230,846

The fair values of non-current liabilities are based on discounted cash flows using a current borrowing rate.

The fair values of current assets and current liabilities are not materially different from their carrying values.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

5. Segment reporting

The Group’s Executive Committee, identified as the chief operating decision maker (CODM), reviews and evaluates the Group’s performance from a business perspective according to how the geographical locations are managed. Regional and operating company management are responsible for managing performance, underlying risks, and effectiveness of operations. Regions are broadly based on a scale and geographic basis because the Group’s risks and rates of return are affected predominantly by the fact that the Group operates in different geographical areas, namely Nigeria as  the current largest market based on operations and revenue, Cameroon, Côte d’Ivoire, Rwanda and Zambia, as our Sub Saharan Africa business (“SSA”), Kuwait as our Middle East and North Africa business (“MENA”) and Brazil, Colombia and Peru as our Latin America business (“Latam”).

The Executive Committee reviews the Company’s internal reporting to assess performance and allocate resources. Management has determined the operating segments based on these reports.

The CODM has identified four operating segments:

●	Nigeria
●	SSA, which comprises operations in Cameroon, Côte d’Ivoire, Rwanda and Zambia
●	Latam, which comprises operations in Brazil, Colombia and Peru
●	MENA, which comprises operations in Kuwait

Latam and MENA are operating segments effective from February 2020 following the acquisition of IHS Brasil Cessão de Infraestruturas Limitada and IHS Kuwait Limited.

Effective in October 2020, the Company changed its operating segments based on the internal regional management organizational reporting lines and responsibilities and the way in which the CODM analyzes performance and allocates resources. Accordingly, the segment disclosures reflect the change in operating segments retrospectively. There was no impact on the amounts reported previously as the segment was comprised of the same operations.

All operating segments are engaged in the business of leasing tower space for communication equipment to Mobile Network Operators (MNOs) and other customers (internet service providers, security functions or private corporations), providing fiber connectivity, providing managed services in limited situations, such as maintenance, operations and leasing services, for certain towers owned by third parties within their respective geographic areas. However, they are managed and grouped within the four reportable segments, which are primarily distinguished by reference to the scale of operations, to the similarity of their future prospects and long-term financial performance (i.e. margins and geographic basis).

The CODM primarily uses a measure of Segment Adjusted EBITDA (defined as profit/(loss) for the period, before income tax expense/(benefit), finance costs and income, depreciation and amortization, impairment of withholding tax receivables, business combination transaction costs, impairment of property, plant and equipment and related prepaid land rent on the decommissioning of sites, net (profit)/loss on sale of assets, share based payment (credit)/expense, insurance claims, costs relating to this offering and certain other items that management believes are not indicative of the core performance of its business)) to assess the performance of the business. The CODM also regularly receives information about the Group’s revenue, assets and liabilities. The Group has additional corporate costs which do not meet the quantitative thresholds to be separately reported and which are aggregated in ‘Other’ in the reconciliation of financial statements presented below. These include costs associated with centralized Group functions including Group executive, legal, finance, tax and treasury services.

There are no revenue transactions which occur between reportable segments. Intercompany finance income, finance costs and loans are not included in the amounts below.

The segment’s assets and liabilities are comprised of all assets and liabilities attributable to the segment, based on the operations of the segment and the physical location of the assets or liabilities, including goodwill and other intangible assets and are measured in the same way as in the financial statements. Other assets and liabilities that are not attributable to Nigeria, SSA, Latam and MENA segments consist principally of amounts excluded from specific segments including costs

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

incurred for and by Group functions not attributable directly to the operations of the reportable segments, share-based payment and any amounts due on debt held at Group level as the balances are not utilized in assessing each segment’s performance.

Summarized financial statements for the nine months ended September 30, 2021 is as follows:

2021	Nigeria	SSA	Latam	MENA	Other	Total
	$’000	$’000	$’000	$’000	$’000	$’000

Revenues from external customers	846,941	256,382	39,642	21,151	—	1,164,116
Segment Adjusted EBITDA	599,682	144,500	29,142	9,401	(72,978)	709,747
Depreciation and amortization (note 6 and 7)	(190,088)	(55,045)	(23,255)	(10,042)	(4,750)	(283,180)
Net gain/(loss) on disposal of property, plant and equipment (note 7)	1,281	382	4	(35)	—	1,632
Insurance claims (note 9)	5,437	—	—	—	—	5,437
Impairment of withholding tax receivables	(44,398)	—	—	—	—	(44,398)
Business combination transaction costs	—	—	(4,701)	—	(4,386)	(9,087)
Other costs (a)	(4,221)	—	(210)	—	(9,922)	(14,353)
Impairment of property, plant and equipment and prepaid land	(41,682)	(854)	(1,833)	—	—	(44,369)
Reversal of provision for decommissioning costs	2,671	—	—	—	—	2,671
Listing costs	—	—	—	—	(6,659)	(6,659)
Share‑based payment expense (note 7)	—	—	—	—	(8,968)	(8,968)
Finance income (note 10)	17,901	43,154	577	697	(40,299)	22,030
Finance costs (note 11)	(108,104)	(19,079)	(28,443)	(3,548)	(58,895)	(218,069)
Other non-operating income and expenses	—	—	1,269	—	—	1,269
Profit/(loss) before income tax	238,479	113,058	(27,450)	(3,527)	(206,857)	113,703

Additions of property, plant and equipment and intangible assets:
- through business combinations	—	—	262,843	5,388	—	268,231
- in the normal course of business	207,080	36,469	66,246	10,350	3,490	323,635
Segment assets (at September 30, 2021)	2,119,202	1,042,109	964,958	168,119	276,164	4,570,552
Segment liabilities (at September 30, 2021)	735,623	502,944	401,975	113,659	1,575,814	3,330,015
(a)	Other costs for the nine months ended September 30, 2021 included non-recurring professional costs related to financing of $13.5 million and aborted transaction costs of $0.9 million.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Summarized financial statements for the nine months ended September 30, 2020 is as follows:

2020	Nigeria	SSA	Latam	MENA	Other	Total
	$’000	$’000	$’000	$’000	$’000	$’000

Revenues from external customers	764,767	231,289	21,317	15,049	—	1,032,422
Segment Adjusted EBITDA	523,397	124,092	15,994	6,677	(65,820)	604,340
Depreciation and amortization (note 6 and 7)	(232,201)	(62,367)	(13,244)	(6,359)	(3,700)	(317,871)
Net gain/(loss) on disposal of property, plant and equipment (note 7)	457	(210)	—	(1)	—	246
Insurance claims (note 9)	2,597	—	—	—	—	2,597
Impairment of withholding tax receivables	(25,405)	—	—	—	—	(25,405)
Business combination transaction costs	—	—	(1,009)	—	(10,429)	(11,438)
Other costs (a)	—	—	—	—	(305)	(305)
Impairment of property, plant and equipment and prepaid land	(10,602)	(6,067)	—	—	—	(16,669)
Listing costs	—	—	—	—	(12,134)	(12,134)
Share‑based payment expense (note 7)	—	—	—	—	(6,324)	(6,324)
Finance income (note 10)	11,014	421	293	33	1,404	13,165
Finance costs (note 11)	(193,636)	(99,159)	(76,361)	(1,967)	(102,741)	(473,864)
Profit/(loss) before income tax	75,621	(43,290)	(74,327)	(1,617)	(200,049)	(243,662)
Additions of property, plant and equipment and intangible assets:
- through business combinations	—	—	760,246	68,791	—	829,037
- in the normal course of business	126,845	49,385	59,832	14,275	1,671	252,008
Segment assets (at September 30, 2020)	2,224,357	998,636	629,397	129,511	348,078	4,329,979
Segment liabilities (at September 30, 2020)	812,981	521,533	239,220	84,188	1,566,363	3,224,285
(a)	Other costs for the nine months ended September 30, 2020 related to aborted transaction costs.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Summarized financial statements for the three months ended September 30, 2021 is as follows:

2021	Nigeria	SSA	Latam	MENA	Other	Total
	$’000	$’000	$’000	$’000	$’000	$’000

Revenues from external customers	289,078	89,272	14,912	7,285	—	400,547
Segment Adjusted EBITDA	179,489	49,833	11,267	3,249	(24,120)	219,718
Depreciation and amortization (note 6 and 7)	(66,752)	(17,963)	(9,539)	(3,549)	(1,452)	(99,255)
Net gain/(loss) on disposal of property, plant and equipment (note 7)	128	2	1	(37)	—	94
Insurance claims (note 9)	35	—	—	—	—	35
Impairment of withholding tax receivables	(11,714)	—	—	—	—	(11,714)
Business combination transaction costs	—	—	(96)	—	(3,043)	(3,139)
Other (costs)/income (a)	(4,221)	—	—	—	61	(4,160)
Impairment of property, plant and equipment and prepaid land	(41,070)	(212)	(274)	—	—	(41,556)
Reversal of provision for decommissioning costs	2,671	—	—	—	—	2,671
Listing costs	—	—	—	—	(2,624)	(2,624)
Share‑based payment expense (note 7)	—	—	—	—	(4,286)	(4,286)
Finance income (note 10)	1,343	42,923	366	658	(40,542)	4,748
Finance costs (note 11)	(48,448)	9,611	(34,036)	(1,680)	11,105	(63,448)
Profit/(loss) before income tax	11,461	84,194	(32,311)	(1,359)	(64,901)	(2,916)
Additions of property, plant and equipment and intangible assets:
- through business combinations	—	—	—	—	—	—
- in the normal course of business	94,205	13,832	17,976	2,880	345	129,238
Segment assets (at September 30, 2021)	2,119,202	1,042,109	964,958	168,119	276,164	4,570,552
Segment liabilities (at September 30, 2021)	735,623	502,944	401,975	113,659	1,575,814	3,330,015
(a)	Other costs for the three months ended September 30, 2021 included non-recurring professional costs related to financing of $4.2 million and aborted transaction costs recoveries of $0.1 million.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Summarized financial statements for the three months ended September 30, 2020 is as follows:

2020	Nigeria	SSA	Latam	MENA	Other	Total
	$’000	$’000	$’000	$’000	$’000	$’000

Revenues from external customers	274,384	79,288	8,720	5,933	—	368,325
Segment Adjusted EBITDA	195,543	43,551	6,628	2,668	(18,975)	229,415
Depreciation and amortization (note 6 and 7)	(67,883)	(19,830)	(5,347)	(2,517)	(1,270)	(96,847)
Net (loss) on disposal of property, plant and equipment (note 7)	(79)	(212)	—	(1)	—	(292)
Insurance claims (note 9)	12	—	—	—	—	12
Impairment of withholding tax receivables	(10,748)	—	—	—	—	(10,748)
Business combination transactions costs	—	—	(8)	—	(113)	(121)
Other costs (a)	—	—	—	—	(304)	(304)
Impairment of property, plant and equipment and prepaid land	(3,097)	(365)	—	—	—	(3,462)
Listing costs	—	—	—	—	(8,963)	(8,963)
Share‑based payment expense (note 7)	—	—	—	—	467	467
Finance income (note 10)	(305)	140	97	11	79	22
Finance costs (note 11)	(31,038)	(27,178)	(10,287)	(323)	(27,821)	(96,647)
Profit/(loss) before income tax	82,405	(3,894)	(8,917)	(162)	(56,900)	12,532

Additions of property, plant and equipment and intangible assets:
- through business combinations	—	—	—	4,979	—	4,979
- in the normal course of business	66,820	14,122	12,299	1,212	476	94,929
Segment assets (at September 30, 2020)	2,224,357	998,636	629,397	129,511	348,078	4,329,979
Segment liabilities (at September 30, 2020)	812,981	521,533	239,220	84,188	1,566,363	3,224,285
(a)	Other costs for the three months ended September 30, 2020 related to aborted transaction costs.

Geographical information:

The following countries contribute material revenue and/or have material non-current assets in country as follows:

	Three months ended		Nine months ended
	Sept 30,	Sept 30,	Sept 30,	Sept 30,
	2021	2020	2021	2020
	$’000	$’000	$’000	$’000

Revenue
Nigeria	289,078	274,384	846,941	764,767
Rest of world	111,469	93,941	317,175	267,655
	400,547	368,325	1,164,116	1,032,422

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

	Sept 30,	December 31,
	2021	2020
	$’000	$’000

Non‑current assets*
Nigeria	1,606,138	1,654,318
Côte d’Ivoire	n/a as below 10%	330,705
Brazil	832,379	641,253
Rest of world	1,020,012	626,991
	3,458,529	3,253,267
*	Non-current assets exclude fair value through other comprehensive income financial assets, derivative financial instrument assets, non-current trade and other receivables and deferred tax assets.

Revenue from two tier one customers represents approximately 10% or more of the Group’s total revenue as follows:

	Three months ended		Nine months ended
	Sept 30,	Sept 30,	Sept 30,	Sept 30,
	2021	2020	2021	2020
	$’000	$’000	$’000	$’000

Customer A	65%	69%	66%	67%
Customer B	15%	14%	14%	14%

6.Cost of sales

	Three months ended		Nine months ended
	Sept 30,	Sept 30,	Sept 30,	Sept 30,
	2021	2020	2021	2020
	$’000	$’000	$’000	$’000

Tower repairs and maintenance	18,524	20,722	55,177	59,326
Power generation	74,602	52,137	189,283	159,235
Short term site rental	4,342	1,991	8,302	6,002
Short term other rent	808	850	3,058	1,906
Vehicle maintenance and repairs	670	448	1,797	1,213
Site regulatory permits	12,181	8,301	27,831	20,230
Security services	8,900	7,264	27,319	23,559
Insurance	963	1,149	3,047	3,546
Staff costs	5,664	6,015	19,116	17,475
Travel costs	3,149	1,126	7,085	3,949
Professional fees	1,097	646	2,462	1,927
Depreciation (note 14)	87,004	86,041	248,594	287,091
Amortization (note 15)	9,386	8,172	25,945	24,044
Impairment of property, plant and equipment and prepaid land rent	41,556	3,462	44,369	16,669
Other	4,138	1,091	9,639	9,092
	272,984	199,415	673,024	635,264

Foreign exchange gains and losses on cost of sales are included in Other.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

7.Administrative expenses

	Three months ended		Nine months ended
	Sept 30,	Sept 30,	Sept 30,	Sept 30,
	2021	2020	2021	2020
	$’000	$’000	$’000	$’000

Facilities, short term rental and upkeep	5,451	3,340	17,712	10,682
Depreciation (note 14)	2,061	1,910	6,252	4,574
Amortization (note 15)	804	724	2,389	2,162
Travel costs	2,465	410	5,962	4,867
Staff costs	25,283	21,772	73,628	64,707
Key management compensation	1,871	1,086	5,560	4,258
Share‑based payment expense/(credit)	4,286	(467)	8,968	6,324
Professional fees	11,170	13,820	39,261	32,540
Business combination transaction costs	3,139	428	9,087	11,438
Impairment of withholding tax receivables*	11,714	10,748	44,398	25,405
Net (gain)/loss on disposal of property, plant and equipment	(94)	292	(1,632)	(246)
Operating taxes	266	121	1,487	243
Other	4,413	4,210	13,004	13,825
	72,829	58,394	226,076	180,779
*

Withholding tax is impaired based on the Group’s assessment of the recoverability of withholding tax assets based on a five-year cash flow projection and an analysis of the utilization of withholding tax balances against future income tax liabilities.

Foreign exchange gains and losses on administrative expenses are included in other.

8.Reversal of loss allowance/(loss allowance) on trade receivables

The net credit for the nine months ended September 30, 2021 of $ 37.6 million (nine months ended September 30, 2020: expense of $ 2.7 million) and the net credit for the three months ended September 30, 2021 of $1.0 million (three months ended September 30, 2020: expense of $ 1.4 million) arising in respect of loss allowances for trade receivables represents the net impact of the reversal of allowances made in previous periods in respect of balances recovered in the period or no longer considered doubtful partially offset by new or increased provisions for balances now assessed as doubtful.

9.Other income

	Three months ended		Nine months ended
	Sept 30,	Sept 30,	Sept 30,	Sept 30,
	2021	2020	2021	2020
	$’000	$’000	$’000	$’000

Insurance claims	35	12	5,437	2,597
Other income	21	—	1,675	773
	56	12	7,112	3,370

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

10.Finance income

	Three months ended		Nine months ended
	Sept 30,	Sept 30,	Sept 30,	Sept 30,
	2021	2020	2021	2020
	$’000	$’000	$’000	$’000

Interest income—bank deposits	1,970	969	4,322	4,143
Net foreign exchange (loss)/gain on derivative instruments—unrealized	—	(4,576)	—	5,055
Net foreign exchange (loss)/gain on derivative instruments—realized	(2,320)	3,629	10,184	3,967
Net foreign exchange gain arising from financing – unrealized	2,938	—	2,938	—
Fair value gain on embedded derivative within revenue contract	2,160	—	4,586	—
	4,748	22	22,030	13,165

11.Finance costs

	Three months ended		Nine months ended
	Sept 30,	Sept 30,	Sept 30,	Sept 30,
	2021	2020	2021	2020
	$’000	$’000	$’000	$’000

Interest expenses—third party loans	45,773	44,897	124,630	136,709
Unwinding of discount on decommissioning liability	1,529	1,275	3,553	1,710
Interest and finance charges paid/payable for lease liabilities	8,997	6,821	23,367	18,702
Net foreign exchange (gain)/loss arising from financing—unrealized	(6,004)	11,333	—	252,579
Net foreign exchange loss arising from financing—realized	13,735	23,409	49,609	25,743
Net foreign exchange loss on derivative instruments—unrealized	1,317	—	7,517	—
Fair value (gain)/loss on embedded options	(4,945)	7,064	2,203	32,417
Fees on loans and financial derivatives	3,046	1,848	7,190	6,004
	63,448	96,647	218,069	473,864

12.Taxation

Income tax expense is recognized based on management’s estimate of the weighted average annual income tax rate for the period by jurisdiction.

	Three months ended		Nine months ended
	Sept 30,	Sept 30,	Sept 30,	Sept 30,
	2021	2020	2021	2020
	$’000	$’000	$’000	$’000

Current taxes on income	29,621	25,100	75,821	73,151
Deferred income taxes	(2,090)	7,454	(8,277)	56,099
Total taxes	27,531	32,554	67,544	129,250

The tax expense in the nine months ended September 30, 2020 includes an underprovision for the year ended December 31, 2019 of $14.7 million in the Nigeria segment. The underprovision represents the retrospective impact of the application of recent clarifications of amendments in the Nigeria Finance Act of 2019 (FA2019) issued in April 2020 which limit the deductibility of interest expense and realized foreign exchange losses for companies in Nigeria to a proportion of earnings before interest, taxes, depreciation and amortization of the Nigerian company in that accounting period (as defined by the FA2019). This resulted in the disallowance of a significant portion of such costs incurred in Nigeria in 2020 which were previously expected to be deductible against 2020 taxable income, and which have now been carried forward to be applied against taxable income in future periods, subject to the same limitations and within a five year period.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

13.(Loss)/income per share

The following table sets forth basic and diluted net (loss)/income per common share computational data (in thousands, except per share data):

	Three months ended		Nine months ended
	Sept 30,	Sept 30,	Sept 30,	Sept 30,
	2021	2020	2021	2020
	$’000	$’000	$’000	$’000

(Loss)/profit attributable to equity holders ($’000)	(30,447)	(20,022)	46,159	(372,912)
Less: allocation of loss to non‑controlling interest ($’000)	(425)	(49)	(1,142)	(442)
(Loss)/profit attributable to IHS common shareholders ($’000)	(30,022)	(19,973)	47,301	(372,470)
Basic weighted average shares outstanding (‘000)*	294,103	294,103	294,103	294,103
Potentially dilutive securities (‘000)*	23,551	23,209	23,493	23,162
Potentially dilutive weighted average common shares outstanding (‘000)	317,654	317,312	317,596	317,265
(Loss)/profit per share:
Basic (loss)/income per share ($)	(0.10)	(0.07)	0.16	(1.27)
Diluted (loss)/income loss per share ($)	(0.10)	(0.07)	0.15	(1.27)

Potentially dilutive securities include share-based compensation options, but for the three months ended September 30, 2020 and September 30, 2021 along with the nine months ended September 30, 2020 these securities were currently anti-dilutive and thus do not impact diluted loss per share.

*

On October 13, 2021 all of the outstanding Class A and Class B shares of the Company were exchanged on a 500 to 1 basis for ordinary shares. The (loss)/income per share is based on the new number of shares. Refer to note 30(c) for further information.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

14.Property, plant and equipment

							Total
							(excluding
	Towers		Land	Furniture		Capital	Right of
	and tower	Fiber	and	and office	Motor	work in	use	Right of
	equipment	assets	buildings	equipment	vehicles	progress	asset)	use assets
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000

Cost
At January 1, 2020	2,527,637	—	51,734	15,877	19,824	85,060	2,700,132	406,897
Additions during the year	10,287	—	768	2,470	2,576	87,014	103,115	72,888
Additions through business combinations	144,388	—	566	305	—	4,970	150,229	129,711
Reclassification	91,165	—	887	808	658	(93,518)	—	—
Transfer from advance payments	124,272	—	620	91	—	(2,997)	121,986	—
Disposals*	(23,591)	—	(1,203)	(95)	(1,310)	—	(26,199)	(15,721)
Effects of movement in exchange rates	(214,038)	—	(5,936)	(1,287)	(1,600)	(5,883)	(228,744)	(44,181)
At December 31, 2020	2,660,120	—	47,436	18,169	20,148	74,646	2,820,519	549,594
At January 1, 2021	2,660,120	—	47,436	18,169	20,148	74,646	2,820,519	549,594
Additions during the period	17,061	—	791	3,282	5,088	133,748	159,970	79,714
Additions through business combinations (note 27)	70,528	—	968	93	—	1,663	73,252	41,709
Reclassification	78,859	2,397	4,263	—	—	(85,519)	—	—
Transfer from advance payments	57,320	180	2,076	—	—	23,513	83,089	—
Disposals*	(93,912)	—	—	(48)	(1,404)	—	(95,364)	(15,465)
Effects of movement in exchange rates	(31,404)	(12)	(472)	(245)	(29)	(2,258)	(34,420)	(12,365)
At September 30, 2021	2,758,572	2,565	55,062	21,251	23,803	145,793	3,007,046	643,187
Accumulated depreciation and impairment
At January 1, 2020	1,134,484	—	1,163	12,678	14,652	—	1,162,977	37,035
Charge for the year	315,131	—	331	2,547	1,959	—	319,968	54,089
Impairment	26,824	—	421	—	—	—	27,245	—
Disposals*	(21,435)	—	—	(41)	(1,294)	—	(22,770)	(5,594)
Effects of movement in exchange rates	(102,812)	—	(187)	(893)	(1,049)	—	(104,941)	(4,066)
At December 31, 2020	1,352,192	—	1,728	14,291	14,268	—	1,382,479	81,464
At January 1, 2021	1,352,192	—	1,728	14,291	14,268	—	1,382,479	81,464
Charge for the period**	204,925	77	222	2,861	2,042	—	210,127	45,150
Impairment/(reversal of impairment)	41,837	—	(318)	—	—	—	41,519	2,643
Disposals*	(91,820)	—	—	(44)	(1,395)	—	(93,259)	(7,324)
Effects of movement in exchange rates	(15,621)	—	4	(224)	(41)	—	(15,882)	(1,451)
At September 30, 2021	1,491,513	77	1,636	16,884	14,874	—	1,524,984	120,482
Net book value
At December 31, 2020	1,307,928	—	45,708	3,878	5,880	74,646	1,438,040	468,130
At September 30, 2021	1,267,059	2,488	53,426	4,367	8,929	145,793	1,482,062	522,705
*	The disposals value of right of use assets represents disposals due to terminated leases and the impact of remeasurement of lease assets as a result of changes in lease terms.
**

The charge for the period does not agree to the charge in the condensed consolidated statement of income and other comprehensive income due to the indirect taxes benefit ($ 0.4 million) in IHS Brasil Cessão de Infraestruturas S.A. claimed through depreciation over the useful life of the asset.

Capital work-in-progress comprises mainly of tower and tower equipment still under construction and not yet available for use. The Group transfers such assets to the appropriate class once they are available for use. There were no qualifying borrowing costs capitalized during the year.

The impairment in the year ended December 31, 2020 relates to towers on certain sites made dormant following the consolidation of customer equipment between sites, such towers being no longer in use and with no installed customer equipment and to a $5.7 million impairment in Cameroon following a fire at a warehouse site. The impairment in the nine months ended September 30, 2021 is primarily driven by the rationalization program agreed with a Key Customer which

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

resulted in the impairment of the related Towers.  It was determined that the recoverable amounts were nil and therefore their carrying amounts were written down to the recoverable amount. The impairment losses have been recognized in cost of sales in the consolidated statement of income and other comprehensive income/(loss).

15.Goodwill and other intangible assets

		Customer‑	Network‑
		related	related
		intangible	intangible
	Goodwill	assets	assets	Licenses	Software	Total
	$’000	$’000	$’000	$’000	$’000	$’000

Cost
At January 1, 2020	518,392	496,990	43,556	14,592	20,902	1,094,432
Additions during the year	—	—	—	4	2,460	2,464
Additions through business combinations	232,030	324,290	36,831	—	33	593,184
Disposals	—	—	—	(1)	(475)	(476)
Effects of movement in exchange rates	(93,915)	(88,846)	(6,835)	1,201	(829)	(189,224)
At December 31, 2020	656,507	732,434	73,552	15,796	22,091	1,500,380
At January 1, 2021	656,507	732,434	73,552	15,796	22,091	1,500,380
Additions during the period	—	—	—	11	851	862
Additions through business combinations (note 27)	75,888	75,139	1,747	—	496	153,270
Effects of movement in exchange rates	(4,780)	(15,102)	(1,398)	(747)	(83)	(22,110)
At September 30, 2021	727,615	792,471	73,901	15,060	23,355	1,632,402
Accumulated amortization
At January 1, 2020	251	89,885	15,955	5,067	15,501	126,659
Charge for the year	—	26,921	4,070	871	3,553	35,415
Disposals	—	—	—	—	(475)	(475)
Effects of movement in exchange rates	—	(7,091)	(1,003)	518	(740)	(8,316)
At December 31, 2020	251	109,715	19,022	6,456	17,839	153,283
At January 1, 2021	251	109,715	19,022	6,456	17,839	153,283
Charge for the period	—	21,755	3,179	694	2,706	28,334
Effects of movement in exchange rates	—	(1,933)	(469)	(330)	(245)	(2,977)
At September 30, 2021	251	129,537	21,732	6,820	20,300	178,640
Net book value
At December 31, 2020	656,256	622,719	54,530	9,340	4,252	1,347,097
At September 30, 2021	727,364	662,934	52,169	8,240	3,055	1,453,762

Network-related intangible assets represent future income from leasing excess tower capacity to new tenants. Customer-related intangible assets represent customer contracts and relationships.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

16.Derivative financial instruments

The derivative instruments have been classified as fair value through profit or loss. The instruments are measured at fair value with the resultant gains or losses recognized in the statement of income and other comprehensive income. The related net foreign exchange gain/(loss) is included in finance income (note 10) and finance costs (note 11).

The underlying contractual notional amounts for the derivative instruments are as follows, at December 31, 2020 and at September 30, 2021:

	Sept 30,		December 31,
	2021		2020
	$’000		$’000

Derivative instruments
Non‑deliverable forwards	131,932		652,088
Embedded options within listed bonds	1,450,000		1,450,000
Embedded derivatives within revenue contracts	—	*	—	*
	1,581,932		2,102,088
*	This is nil as it is a non-financial contract

The fair value balances are as follows:

	Sept 30,	December 31,
	2021	2020
	$’000	$’000

Derivative instruments
Non‑deliverable forwards	(7,606)	27,495
Embedded options within listed bonds	152,993	155,196
Embedded options within revenue contracts	(2,647)	(7,285)
	142,740	175,406

The change in fair value of the derivative instruments has been recorded in the statement of income and other comprehensive income as follows:

	Three months ended		Nine months ended
	Sept 30,	Sept 30,	Sept 30,	Sept 30,
	2021	2020	2021	2020
	$’000	$’000	$’000	$’000

Derivative instruments
Non‑deliverable forwards	(1,317)	(4,576)	(7,517)	5,055
Embedded options within listed bonds	4,945	(7,064)	(2,203)	(32,417)
Embedded options within revenue contracts	2,159	—	4,585	—
	5,787	(11,640)	(5,135)	(27,362)

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

17.Trade and other receivables

	Sept 30,	December 31,
	2021	2020
	$’000	$’000

Current
Trade receivables	269,157	334,452
Less: impairment provisions	(47,959)	(133,800)
Net trade receivables*	221,198	200,652
Other receivables**	71,405	85,011
Prepaid land rent	1,636	1,588
Other prepaid expenses	24,037	16,538
Advance payments	17,260	18,766
Withholding tax	898	800
VAT receivables	4,390	3,832
	340,824	327,187
Non‑current
Accrued income and lease incentive	16,962	15,481
Payment in advance for property, plant and equipment	42,804	20,928
	59,766	36,409
*	The fair value is equal to their carrying amount.
**	Included in other receivables are margins on NDF’s.

Payment in advance for property, plant and equipment relates to the future supply of tower and tower equipment. All non-current receivables are due within twenty years from the end of the reporting period. All current trade and other receivables are due within the 12 months from the end of the reporting period. The Group does not secure any collateral for its trade receivables.

18.Trade and other payables

	Sept 30,	December 31,
	2021	2020
	$’000	$’000

Current
Trade payables	314,768	301,813
Deferred revenue	18,785	2,224
Withholding tax payable	2,567	5,694
Payroll and other related statutory liabilities	34,843	27,476
Other payables	90,931	72,286
	461,894	409,493
Non‑current
Other payables	214	9,565
	214	9,565

The non-current other payables for the period ended December 31, 2020 relate to the contingent consideration due in February 2022 as a result of the IHS Kuwait Limited business combination in February 2020. For the period ended September 30, 2021 this is included in current other payables.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

19.Borrowings

	Sept 30,	December 31,
	2021	2020
	$’000	$’000

Non‑current
Senior Notes	1,431,317	1,428,398
Bank borrowings	525,526	588,692
External debt	1,956,843	2,017,090
Current
Senior Notes	4,005	32,352
Bank borrowings	185,223	153,767
External debt	189,228	186,119
Total borrowings	2,146,071	2,203,209

External debt

External debt as at September 30, 2021 is made up of the following:

	Currency	Maturity date	Interest rate	2021
				$’000

Senior notes
IHS Netherlands Holdco B.V.	U.S. Dollar	2027	8.00%	929,259
IHS Netherlands Holdco B.V.	U.S. Dollar	2025	7.13%	506,064
Bank borrowings
INT Towers Limited	Nigeria Naira	2024	2.50% + NIBOR	320,082
INT Towers Limited	U.S. Dollar	2024	3.75% + LIBOR	99,036
IHS Zambia Limited	U.S. Dollar	2027	5.00% + LIBOR	93,064
IHS Brasil Participações Ltda	Brazilian Real	2029	3.65%+CDI	71,593
IHS Kuwait Limited	Kuwait Dinar	2029	2.00% + KIBOR	61,085
IHS Côte d’Ivoire S.A.	CFA Franc	2022	6%	37,278
IHS Côte d’Ivoire S.A.	Euro	2022	3.75% + EURIBOR	28,610
				2,146,071

IHS Zambia Limited

On March 4, 2021 IHS Zambia Limited made a one-off payment of $0.6 million and extended the term of the remaining fully drawn down loan facility of $95.0 million. The lenders were replaced with the development finance institution (“IFC”) and commercial bank (“SCB”). The maturity was extended to December 2027 for both lenders and the principal payments were also deferred by 24 months.

IHS Rwanda Limited

On March 30, 2021 and July 20, 2021 IHS Rwanda Limited fully repaid the Rwandan Franc (RWF) and U.S. Dollar loan facilities respectively. No new loan facilities were obtained and no amounts remain outstanding under any third party loan facilities in Rwanda.

IHS Brasil - Cessão De Infraestruturas S.A.

IHS Brasil - Cessão De Infraestruturas S.A. had fully drawn down R$30 million (approximately $5.5 million) and R$170 million (approximately $31.2 million) of the loan facilities with Banco Safra and Itau BBA respectively, at December 31, 2020. Both loan facilities were fully repaid in May 2021. No new loan facilities were obtained directly by this entity.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

IHS Brasil Participações Ltda

On May 21, 2021 and June 28, 2021  IHS Brasil Participações Ltda. obtained loan facilities for R$300 million (approximately $56.7 million) with Itaú bank and R$100 million (approximately $20 million) from Banco do Brasil respectively. The loan facilities have an annual interest rate of CDI + 3.65% and are repayable in May 2029. Interest payments are due monthly and principal payments have a grace period of 1 year from inception of the loan facilities. IHS Brasil – Cessão de Infraestruturas S.A. is a guarantor to the loan facilities

IHS Kuwait Limited

On September 29, 2021, IHS Kuwait Limited drew down a further $8.6 million from Al Ahli Bank of Kuwait and Mashreq, split evenly between these lenders. The terms of the drawdown are consistent with the existing facilities at the banks. The loan facilities have an annual interest rate of KIBOR + 2.00% and are repayable in April 2029.

Senior Credit Facilities

On September 29, 2021 IHS Netherlands Holdco B.V, IHS Nigeria Limited, IHS Towers NG Limited and IHS Holding Limited entered into an amendment and restatement agreement with Ecobank Nigeria Limited as agent, or the Senior Credit Facilities Amendment and Restatement Agreement, which amended and restated the facilities agreement dated September 3, 2019, or the Original Senior Credit Facilities, and, as amended and restated under the Senior Credit Facilities Amendment and Restatement Agreement, the Restated Senior Credit Facilities, between, among others, IHS Netherlands Holdco B.V. as holdco and guarantor, and, IHS Nigeria, IHS Towers NG Limited and INT Towers as borrowers and guarantors, each of IHS Netherlands NG1 B.V., IHS Nigeria, IHS Netherlands NG2 B.V., IHS Towers NG Limited, Nigeria Tower Interco B.V. and INT Towers as guarantors, Absa Bank Limited (acting through its Corporate and Investment Banking division), Citibank, N.A., London Branch, Goldman Sachs Bank USA, J.P. Morgan Securities plc, FirstRand Bank Limited (London Branch) (acting through its Merchant Bank division) and Standard Chartered Bank, as mandated lead arrangers, Ecobank Nigeria Limited as agent and the financial institutions listed therein as the original lenders. The Restated Senior Credit Facilities was amended and restated to align with the amendments to the indenture governing the Notes issued by IHS Netherlands Holdco B.V., as set forth in a consent solicitation statement dated June 14, 2021, and to add IHS Holding Limited as a guarantor. The Restated Senior Credit Facilities also include customary negative and financial covenants that limit certain activities of IHS Netherlands Holdco B.V., IHS Nigeria, IHS Towers NG Limited and INT Towers. This facility was fully drawn down in 2019.

The interest rate per annum applicable to loans made under the Restated Senior Credit Facilities is equal to:

(a) in relation to the U.S. dollar facility, prior to a rate switch date, LIBOR (subject to a zero floor) plus a margin of 4.25% per annum (subject to a margin ratchet where the level of margin may be increased (up to a maximum of 4.50)% or decreased subject to certain tests, including the relevant leverage ratio of the IHS Holding Limited group) and, after a rate switch date for U.S. dollars, is equal to a compounded reference rate based on SOFR (calculated on a five day RFR banking day lookback) and a credit adjustment spread plus the margin; and

(b) in relation to the Naira facility, NIBOR (subject to a zero floor) plus a margin of 2.50% per annum. IHS Netherlands Holdco B.V. also pays certain other fees and costs, including fees for undrawn commitments, management fees, participation fees and fees to the agent.

The U.S. dollar facility had an original principal amount of $110.0 million, and the Naira facility had an original principal amount of ₦141.3 billion (approximately $344 million).

Each facility under the Restated Senior Credit Facilities will terminate on the date falling 60 months after the date of the first utilization of that facility. The Restated Senior Credit Facilities will be repayable in instalments. Subject to certain conditions, IHS Netherlands Holdco B.V. and the borrowers may voluntarily prepay utilizations and/or permanently cancel all or part of the available commitments under the Restated Senior Credit Facilities by giving five business days’ prior notice (or such shorter period as the majority lenders may agree). In addition to voluntary prepayments, the Restated Senior Credit Facilities requires mandatory cancellation, and if applicable, prepayment in full or in part in certain circumstances.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

20.Lease liabilities

	Sept 30,	December 31,
	2021	2020
	$’000	$’000

Current	27,364	28,246
Non‑current	349,694	286,501
Total lease liabilities	377,058	314,747

Lease liabilities represent the net present value of future payments due under long term land leases for leasehold land on which our towers are located and for other leasehold assets such as warehouses and offices. During the nine month period ended September 30, 2021, payments to the value of $64.8 million were made in respect of recognized lease liabilities. These lease liabilities are unwound using incremental borrowing rates which represent the credit risk of the lessee entity and the length of the lease agreement.

At September 30, 2021, the contractual maturities of the lease liabilities were as follows:

Total
	Carrying	contractual	Within	2 ‑ 3	4 ‑ 5	Over 5
	value	cash flows	1 year	years	years	years
	$’000	$’000	$’000	$’000	$’000	$’000

2021
Lease liabilities	377,058	702,343	55,828	103,703	97,865	444,947

Lease obligations contractual cash flows are disclosed with the same renewal expectation assumption assessed for lease accounting under IFRS 16. The average remaining lease term remaining at September 30, 2021 is 14.0 years.

21.Provisions for other liabilities and charges

Decommissioning and site restoration provision

	Nine month
	period	Year ended
	ended Sept 30,	December 31,
	2021	2020
	$’000	$’000

At January 1	53,266	33,568
Additions through business combinations (note 27)	8,347	15,437
Increase in provisions	943	8,315
Payments for tower and tower equipment decommissioning	(55)	(65)
Unwinding of discount	3,553	2,644
Effects of movement in exchange rates	2,698	(6,633)
At end of period/year	68,752	53,266
Analysis of total decommissioning and site restoration provisions:
Non‑current	68,454	49,469
Current	298	3,797
	68,752	53,266

This provision relates to the probable obligation that the Group may incur to dismantle and remove assets from tower sites. The amount recognized initially is the present value of the estimated amount that will be required to decommission and restore the leased sites to their original states, discounted using the current borrowing rates of individual operations within the Group. The amount provided for each site has been discounted based on the respective lease terms attached to each site.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

22.Stated capital

	Class A shares			Class B shares
			Stated capital			Stated capital
	Number of		net of	Number of		net of
	shares	Stated capital	issue costs	shares	Stated capital	issue costs
	000’s	$’000	$’000	000’s	$’000	$’000

At December 31, 2020	130,492,567	4,233,335	4,231,856	16,558,927	299,405	299,014
At September 30, 2021	130,492,567	4,233,335	4,231,856	16,558,927	299,405	299,014

The stated capital does not take into account the 500 to 1 reverse share split as a result of the initial public offering. Refer to Note 13 and 30(c) for more information.

23.Other reserves

	Fair value
	through
	other		Share‑	Loss on	Foreign
	comprehensive		based	transaction	exchange
	income	Restructuring	payment	between	translation
	reserve	reserve	reserve	owners	reserve	Total
	$’000	$’000	$’000	$’000	$’000	$’000

At January 1, 2020	(6)	4,019	504,331	(840,359)	(255,140)	(587,155)
Other comprehensive income	—	—	—	—	94,434	94,434
Recognition of share‑based payment expense	—	—	7,216	—	—	7,216
At December 31, 2020	(6)	4,019	511,547	(840,359)	(160,706)	(485,505)
At January 1, 2021	(6)	4,019	511,547	(840,359)	(160,706)	(485,505)
Other comprehensive income	—	—	—	—	(39,289)	(39,289)
Recognition of share‑based payment expense	—	—	8,706	—	—	8,706
At September 30, 2021	(6)	4,019	520,253	(840,359)	(199,995)	(516,088)

24.Non-controlling interest

	Nine month	Nine month
	period ended	period ended
	Sept 30, 2021	Sept 30, 2020
	$’000	$’000

Balance at January 1	14,216	—
NCI arising on business combination	611	14,195
Loss for the period	(1,142)	(442)
Other comprehensive loss/(income)	159	(79)
Balance at September 30	13,844	13,674

In February 2020, the Group, via IHS GCC KW Holding Limited (“IHS GCC KW”) a subsidiary of the Group, entered into an agreement to purchase 1,620 towers from Mobile Telecommunications Company K.S.C.P. (“Zain Kuwait”). As part of the agreement, Zain Kuwait subscribed for shares in IHS GCC KW representing 30% of the share capital of IHS GCC KW by issuing a loan note to IHS GCC KW. Refer to note 27.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

25.Share-based payment obligation

The total charge to the profit and loss for the nine months ended September 30, 2021 was $8.7 million (nine months ended September 30, 2020: $6.3 million).

September 30, 2021 valuation assumptions

On July 1, 2021 79,684,642 options were issued. They were valued at $3.7 million at issue using a share price assumption of $0.046379. No dividend was taken into account in performing the valuation since IHS Holding Limited has never paid dividends and there is very minimal likelihood that dividends will be paid in the near future.

26.Cash from operations

	Three months ended		Nine months ended
	Sept 30, 2021	Sept 30, 2020	Sept 30, 2021	Sept 30, 2020
	$’000	$’000	$’000	$’000

Reconciliation:
Profit/(loss) before taxation	(2,916)	12,532	113,703	(243,662)
Adjustments:
Depreciation of property, plant and equipment (note 6 and 7)	89,065	87,952	254,846	291,666
Amortization of intangible assets (note 6 and 7)	10,190	8,895	28,334	26,205
Impairment of property, plant and equipment and prepaid land rent (note 6)	41,556	3,462	44,369	16,669
(Reversal of loss allowance)/ loss allowance on trade receivables (note 8)	(994)	1,371	(37,614)	2,712
Impairment of withholding tax receivables (note 7)	11,714	10,748	44,398	25,405
Amortization of prepaid site rent	2,054	2,686	6,400	2,924
Decrease in decommissioning expense	(2,671)	—	(2,671)	—
Net (loss)/gain on disposal of plant, property and equipment (note 7)	(94)	292	(1,632)	(246)
Insurance income (note 9)	(35)	(13)	(5,437)	(2,597)
Finance costs (note 11)	63,448	96,647	218,069	473,864
Finance income (note 10)	(4,748)	(22)	(22,030)	(13,165)
Impairment of inventory	—	—	(176)	—
Share‑based payment (credit)/expense (note 7)	4,286	(467)	8,968	6,324
Operating profit before working capital changes	210,855	224,083	649,527	586,099
Changes in working capital
(Increase)/decrease in inventory	(2,890)	(2,425)	9,246	(3,508)
Increase in trade and other receivables	(42,059)	(57,736)	(74,845)	(124,688)
Increase in trade and other payables	39,766	46,233	13,962	59,183
Net movement in working capital	(5,183)	(13,928)	(51,637)	(69,013)
Cash from operations	205,672	210,155	597,890	517,086

27.Business Combinations

For acquisitions that meet the definition of a business combination, the Group applies the acquisition method of accounting where assets acquired and liabilities assumed are recorded at fair value at the date of each acquisition, and the results of operations are included with those of the Group from the dates of the respective acquisitions. There were two acquisitions in the period occurring in January 2021 and March 2021. Had these businesses been acquired on January 1, 2021, the amount of revenue and profit for the period ended September 30, 2021 for the Group would have been approximately $1,167 million and $45 million, respectively.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Skysites Holdings S.A.

IHS Holding Limited acquired 100% of the share capital of Skysites Holdings S.A. (“Skysites”), a telecommunications services provider, with related passive infrastructure and ground leases on January 6, 2021. The acquisition is consistent with the Group’s strategy to expand in selected geographic areas.

The accounting for the business combination is incomplete for valuation of all assets and liabilities. The amounts recognized in the financial statements for the business combination thus have been determined only provisionally.

The provisional goodwill of $26.9 million arising from the acquisition is attributable to the entry into a new geographical market for IHS, and value in customer related intangible assets beyond their contractual life. None of the goodwill recognized is currently expected to be deductible for income tax purposes.

The following table summarizes the consideration paid and the fair value of assets and liabilities acquired at the acquisition date, and the amounts of revenue and profit of the acquiree since the acquisition date included in the condensed consolidated statement of income and other comprehensive income.

2021
$’000

Gross consideration	40,611
Less: non-cash consideration	(4,169)
Less: cash in business at the date of acquisition	(2,775)
Foreign exchange loss incurred	1,560
Net cash consideration	35,227

Identifiable assets acquired and liabilities assumed:
Towers and tower equipment	11,276
Land	15
Furniture and office equipment	11
Capital work in progress	535
Customer related intangible asset	4,703
Right of use asset	9,675
Trade and other receivables	713
Trade and other payables	(1,132)
Provisions for other liabilities and charges	(2,548)
Lease liabilities	(10,071)
Deferred tax	(2,205)
Total identifiable net assets acquired	10,972

Goodwill	26,864

Revenue — post‑acquisition	3,033
Loss — post‑acquisition	(267)

Centennial Towers Colombia, S.A.S. and Centennial Towers Brasil Cooperatief U.A.

IHS Holding Limited acquired 100% of the share capital of Centennial Towers Colombia, S.A.S. and Centennial Towers Brasil Cooperatief U.A. (together “Centennial”), a telecommunications services provider, with related passive infrastructure and ground leases in two parts, on March 19, 2021 and on April 8, 2021, respectively. The acquisition is consistent with the Group’s strategy to expand in selected geographic areas.

The accounting for the business combination is incomplete for valuation of all assets and liabilities. The amounts recognized in the financial statements for the business combination thus have been determined only provisionally.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The provisional goodwill of $11.7 million and $36.5 million arising from the Centennial Towers Colombia, S.A.S. and Centennial Towers Brasil Cooperatief U.A. acquisitions respectively, is attributable to the entry into a new geographical market for IHS, and value in customer related intangible assets beyond their contractual life. None of the goodwill recognized is currently expected to be deductible for income tax purposes.

The following table summarizes the consideration paid and the fair value of assets and liabilities acquired at the acquisition date, and the amounts of revenue and profit of the acquiree since the acquisition date included in the condensed consolidated statement of income and other comprehensive income.

	Brazil	Colombia	Total
	2021	2021	2021
	$’000	$’000	$’000

Gross consideration	93,900	47,051	140,951
Less: cash in business at the date of acquisition	(260)	(659)	(919)
Net cash consideration	93,640	46,392	140,032

Identifiable assets acquired and liabilities assumed:
Towers and tower equipment	43,890	14,074	57,964
Land	407	546	953
Furniture and office equipment	65	17	82
Capital work in progress	628	500	1,128
Right of use asset	22,273	9,761	32,034
Customer related intangible asset	35,422	32,599	68,021
Network related intangible asset	594	321	915
Software	495	1	496
Trade and other receivables	2,363	3,023	5,386
Trade and other payables	(1,471)	(3,646)	(5,117)
Provisions for other liabilities and charges	(5,272)	(527)	(5,799)
Lease liabilities	(24,028)	(10,458)	(34,486)
Tax payable	(2,809)	(625)	(3,434)
Deferred tax	(15,374)	(10,907)	(26,281)
Total identifiable net assets acquired	57,183	34,679	91,862

Goodwill	36,457	11,713	48,170

Revenue — post‑acquisition			6,357
Loss — post‑acquisition			(542)

IHS Kuwait Limited

In the 2020 financial year IHS GCC KW Holding Limited (‘IHS GCC KW’), a subsidiary of IHS Holding Limited completed the first two stages of the acquisition of 1,620 towers from Mobile Telecommunications Company K.S.C.P. (‘Zain Kuwait’) comprising 1,162 towers. On April 29, 2021 IHS GCC KW completed the third stage of the acquisition of 1,620 towers from Zain Kuwait comprising 67 towers.

The remaining 391 towers are managed and operated under a Managed Services agreement until such time as these towers can legally be transferred. IHS GCC KW transferred the purchase right to IHS Kuwait Limited for the Construction, Erection and Maintenance of Wired and Wireless Communication and Radar Towers and Stations / With Limited Liability (‘IHS Kuwait’) who operates the towers as a standalone business. As part of the agreement, IHS Kuwait also assumed existing supplier contracts and land leases, allowing it to apply the Group business processes and deliver services immediately after the assignment of the towers. As part of the agreement, Zain Kuwait subscribed for shares in IHS GCC KW representing 30 per cent of the share capital of IHS GCC KW by issuing a loan note to IHS GCC KW. The acquisition is consistent with the Group’s strategy to expand in selected geographic areas.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The additional goodwill of $0.9 million arising from the acquisition is attributable to the entry into a new geographical market for IHS, the application of the Group’s expertise and processes which is anticipated to deliver additional value from the acquired assets through high service levels, and value in customer related intangible assets beyond their contractual life.

The following table summarizes the consideration paid and the fair value of assets and liabilities acquired at the acquisition date of the 67 towers, and the amounts of revenue and profit or loss of the acquiree since the acquisition date included in the consolidated statement of income and other comprehensive income/(loss).

2021
$’000

Gross consideration	4,252
Less: consideration received in exchange for a retained 30% interest (by Zain Kuwait) in IHS GCC KW	(638)
Net cash consideration	3,614

Identifiable assets acquired and liabilities assumed:
Towers and tower equipment	1,288
Customer related assets	2,415
Network-related assets	832
Trade and other receivables	436
Trade and other payables	(1,573)
Total identifiable net assets acquired	3,398

Goodwill	854

Revenue — post‑acquisition	655
Profit — post‑acquisition	59

28.Capital commitments and contingent liabilities

28.1Capital commitments

The Group was committed to the purchase of property, plant and equipment of approximately $205.6 million at September 30, 2021 (December 31, 2020: $109.9 million).

28.2Contingent liabilities

The Group has contingent liabilities in respect of legal claims arising in the ordinary course of business. The Group reviews these matters in consultation with internal and external legal counsel to make a determination on a case-by-case basis whether a loss from each of these matters is probable, possible or remote.

The Group’s contingent liabilities in respect of litigations and claims amounted to $2.7 million at the end of the reporting period (December 31, 2020: $2.6 million).

Based on legal advice received, the Group’s liability is not likely to crystallize, thus no provisions have been made in these financial statements.

29.Acquisition of a controlling interest in FiberCo Soluções de Infraestrutura Limitada (“FiberCo”)

On May 5, 2021, the Company signed agreements with TIM S.A. (“TIM”) to acquire a controlling interest in FiberCo for a gross consideration of approximately R$1.6 billion subject to closing adjustments.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Under the agreements the Company will own a 51% stake and TIM the remaining 49%. Upon completion, FiberCo’s asset base will include TIM’s secondary network infrastructure, covering 3.5 million Fiber-to-the-Home and 3.4 million Fiber-to-the-Cabinet households, resulting in a total of 6.4 million households covered (allowing for 570 thousand homes of overlapping coverage). FiberCo will be responsible for the deployment of new fiber infrastructure for TIM, and the operation and maintenance of all such fiber infrastructure. TIM will be an anchor tenant across the network under a long-term master services agreement.

The transaction is expected to close imminently.

30.Events after the reporting period

(a)IHS Kuwait Limited

On October 3, 2021 IHS GCC KW Holding Limited (“IHS GCC KW”), a subsidiary of IHS Holding Limited completed the fourth stage of the acquisition of 1,620 towers from Mobile Telecommunications Company K.S.C.P. (“Zain Kuwait”) comprising 126 towers for a consideration amount of $8 million.

Similar to previous closings under the agreement, Zain Kuwait subscribed for shares in IHS GCC KW maintaining 30% of the share capital of IHS GCC KW by issuing a loan note to IHS GCC KW. The remaining towers are managed and operated under a Managed Services agreement until such time as these towers can legally be transferred.

(b)Agreement to build and lease telecom towers in Egypt

On October 4, 2021, the Company (via its subsidiaries IHS Netherlands EGY B.V. and IHS Netherlands GCC B.V.) signed a partnership agreement with Egypt Digital Company for Investment S.A.E. to obtain a license from the National Telecom Regulatory Authority (“NTRA”) to erect and lease telecom towers in Egypt. On completion, a new company, IHS Telecom Towers Egypt S.A.E., will be formed.

IHS Towers will own 80% of IHS Telecom Towers Egypt S.A.E., and Egypt Digital Company for Investment will own the remaining 20%. Under the license, up to 5,800 towers will be built during the first three years of the license term. The license also provides the possibility of acquiring wireless telecommunications towers owned by third parties for the purpose of utilizing them to provide the services as specified by the license.

(c)Initial Public Offering (“IPO”) and Migration

On October 14, 2021 the Company announced the pricing of its initial public offering of 18,000,000 ordinary shares at a public offering price of $21 per share on the New York Stock Exchange (NYSE). As part of the IPO, the Company migrated the registration from the Republic of Mauritius to the Cayman Islands.

All of the outstanding Class A and Class B shares of the Company were exchanged on a 500 to 1 basis for ordinary shares, the outstanding options granted pursuant to the Company’s existing Long Term Incentive Plan was converted into ordinary shares (other than 7,940,413 ordinary shares issuable upon the exercise of share options outstanding as of September 30, 2021 pursuant to the Long Term Incentive Plan) and the Company ceased to be incorporated in the Republic of Mauritius and was incorporated and registered by way of continuation as an exempted company limited by shares under and subject to the Companies Act (as amended) of the Cayman Islands.

The Migration has been undertaken to enable us to move to a business structure more aligned to that commonly seen for companies listed in the United States and which we believe would be more familiar for potential investors.

Upon completion of the migration five non-executive directors namely Andrew Dench, Paul Maasdorp, Jérôme Michiels, Christian Li Kwet Liit and Kathleen Lai resigned and Maria Carolina Lacerda, Aniko Szigetvari and Phuthuma Nhleko were appointed as non-executive directors.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(d)IHS Holding Limited Revolving Credit Facility

On October 14, 2021 the IHS Holding Revolving Credit Facility increased by $25 million from $245 million to $270 million. The $270 million borrowing facility remains undrawn.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our historical consolidated financial statements and the related notes included elsewhere in this report. This discussion contains forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, those described in the “Risk Factors” section of our prospectus, dated October 13, 2021, filed with the Securities and Exchange Commission (“SEC”) in accordance with Rule 424(b) of the Securities Act on October 15, 2021 (the “Prospectus”). Actual results could differ materially from those contained in any forward-looking statements.

Overview

We are one of the largest independent owners, operators and developers of shared telecommunications infrastructure in the world, providing our customers, most of whom are leading MNOs, with critical infrastructure that facilitates mobile communications coverage and connectivity for approximately 600 million people in emerging markets, across three regions and nine countries. We are the largest independent multinational emerging-market-only tower operator and one of the largest independent multinational tower operators globally, in each case by tower count. As of September 30, 2021, we operated 30,519 Towers across five countries in Africa, three countries in Latin America and one country in the Middle East. We are the largest tower operator in six of the nine markets in which we operate and we are the only independent tower operator of scale in five of these markets.

We have a well-defined organic and inorganic expansion strategy designed to grow in existing markets with our existing and new customers and, given the significant global emerging market opportunities in telecommunications infrastructure, enter carefully selected growth oriented markets with compelling underlying fundamentals. Historically, our business has been predominantly focused on Towers, however we have begun complementing this business with additional telecommunications infrastructure offerings for our customers such as fiber connectivity. In 2021, we acquired 1,005 towers in Brazil pursuant to the Skysites Acquisition, 819 towers in Brazil and Colombia pursuant to the Centennial Acquisition and also signed definitive agreements for the acquisition of certain fiber assets from TIM Brasil pursuant to the TIM Fiber Acquisition where TIM Brasil will be the anchor tenant on the fiber network. Each of these acquisitions supports our inorganic growth strategy of expanding into additional regions that meet our investment criteria, which opens up new markets that we believe will provide future organic and inorganic growth opportunities.

Our core business is providing shared telecommunications infrastructure services to MNOs and other customers, who in turn provide wireless voice, data and fiber access services to their end users and subscribers. We provide our customers with opportunities to lease space on existing Towers alongside current Tenants, known as Colocation, to install additional equipment on a Tower or request certain ancillary services, known as Lease Amendments, or to commission the construction of new Towers to the customer’s specifications, known as New Sites. Additionally, we lease space to our customers in secure locations within large building complexes, such as shopping malls, stadiums and airports, which we refer to as in-building solutions, or IBS, or distributed antenna systems, or DAS, as well as provide fiber connectivity. In certain strategic instances, we may also provide Managed Services, such as maintenance, security and power supply for Towers owned by third parties. As of September 30, 2021, our owned and operated tower portfolio supported 46,045 Tenants, with a Colocation Rate of 1.51x.

Our primary customers are the leading MNOs in each of our markets. We also provide infrastructure and services to a number of other communications service providers. Our success in establishing deep customer relationships and operational excellence has enabled us to grow both organically and through 19 transactions, building a footprint that currently covers Nigeria, Côte d’Ivoire, Cameroon, Rwanda, Zambia, Brazil, Peru, Colombia and Kuwait. We are the largest tower operator in six of the nine markets in which we operate and are the only independent tower operator of scale in five of these markets. Our markets in Latin America (which we just entered in 2020) are the only ones in which we do not have a leadership position today.

Initial Public Offering and Migration

On October 14, 2021, we completed our initial public offering (“IPO”) by issuing 18,000,000 ordinary shares at a price to the public of $21 per share, resulting in net proceeds to us of $357.7 million, after deducting the underwriting discount and commission of $21.7 million and net reimbursements of offering expenses of $1.4 million. The Company estimates that it will incur a total of $5.9 million of expenses, before reimbursements, in connection with the IPO.

Reportable Segments

Our operations are organized into four segments, which reflect the way our chief operating decision maker, or CODM, is provided with financial information which aligns to internal regional management organizational reporting lines and responsibilities and the way in which the CODM analyzes performance and allocates resources. Our operating segments are Nigeria, which comprises our operations in Nigeria; Sub Saharan Africa, or SSA, which comprises our operations in Cameroon, Côte d’Ivoire, Rwanda and Zambia; and, subsequent to our acquisitions made in February 2020, Latin America, or Latam, which comprises our operations in Brazil, Colombia and Peru; and the Middle East and North Africa, or MENA, which comprises our operations in Kuwait.

We use revenue and Segment Adjusted EBITDA to assess the performance of our reportable segments. Segment Adjusted EBITDA is our principal segment measure of profitability.

Our Revenue

We measure revenue in three categories, namely (i) organic, (ii) inorganic and (iii) non-core.

Organic revenue captures the performance of our existing business without the impact of new tower portfolios or businesses acquired since the beginning of the prior year period (except as described below). Specifically, organic revenue captures the impact of (i) new Colocation and Lease Amendments; (ii) changes in pricing including from contractual lease fee escalation and foreign exchange resets; (iii) New Site construction; and (iv) any impact of Churn and decommissioning. In the case of an acquisition of new tower portfolios or businesses, the impact of any incremental revenue after the date of acquisition from new Colocation and Lease Amendments or changes in pricing on the Towers acquired, including from contractual lease fee escalation and foreign exchange resets, is also captured within organic revenue.

Inorganic revenue captures the impact on revenue from existing Tenants of new tower portfolios or businesses that we have acquired since the beginning of the prior period (except as described above). Where tower portfolios or businesses were acquired during the current period under review, inorganic revenue is calculated as the revenue contribution from those acquisitions in their “at acquisition” state (measured as the local currency revenue generated during the first full month following the acquisition) in the current period. This treatment continues for 12 months following acquisition. We acquired an aggregate of 207 Towers, and 207 Tenants from Zain Kuwait in October 2020 and April 2021. In January 2021, we acquired 1,005 towers in Brazil pursuant to the Skysites Acquisition, which added 1,012 Tenants. In March and April 2021, we acquired an aggregate of 819 towers in Colombia and Brazil, pursuant to the Centennial Acquisition, which added 994 Tenants. In April 2021, we acquired a Tower portfolio in Rwanda which added 162 Towers and 283 Tenants. We therefore have inorganic revenue for the nine months ended September 30, 2021 as described below.

Non-core captures the impact of movements in foreign exchange rates on the translation of the results of our local operations from their local functional currency into U.S. dollars, which is measured by the difference in U.S. dollars between (i) revenue in local currency converted at the average foreign exchange rate for that period and (ii) revenue in local currency converted at the average foreign exchange rate for the prior period. This foreign currency impact is then partially compensated for in subsequent periods by foreign exchange reset mechanisms, which are captured in organic revenue.

The organic and non-core components of our revenue cannot be considered independently from each other in assessing, for instance, what the impact on organic revenue would have been in the absence of change in the foreign exchange rate. In fact, the periodic (quarterly, semi-annually or annually) nature of our reset mechanisms is such that there is a delay between the period during which a change in foreign exchange rate occurs and the next contractual reset occurs.

Foreign exchange resets are generally included in MLAs where lease fees are linked to currencies other than the local currency (for example, MLAs in Nigeria with U.S. dollar components). MLAs with foreign exchange resets typically contain a mechanism for determining the foreign exchange rate for a set period at which the lease fee linked to the non-local currency (such as U.S. dollar) is translated into local currency and invoiced to the customer. In such cases, the foreign exchange rate determined by this mechanism is reset quarterly, semi-annually or annually.

The foreign exchange resets function such that the portion of lease fees that is linked to U.S. dollars and the portion of lease fees that is linked to local currency are fixed in local currency for the contractual period between reset dates (for example, for a period of one year if the reset is annual). As a result, in the event of a devaluation, such as the one that occurred in June 2016 in Nigeria, there is a delay between the timing of the devaluation and the next contractual reset.

During the period between the date of the devaluation and the date of the reset, all of our revenues (i.e., both those revenues that are contractually linked to the U.S. dollar and those that are contractually linked to local currency) would reflect the new, devalued foreign exchange rate. When the reset is effected, the amount relating to the portion of the lease fees linked to the U.S. dollar, which is invoiced in local currency, is adjusted upward. For example, in the case of the June 2016 devaluation of the Naira, we booked lower revenues in U.S. dollars terms in the second half of 2016 post-devaluation and prior to the majority of our contractual resets, and then booked higher revenues in U.S. dollars terms in the first half of 2017 after the majority of contractual resets had been applied. The higher revenues in first half of 2017 were accounted for as incremental organic revenue; however, such incremental organic revenue would not have been the same had there been no devaluation, likewise the negative impact of non-core foreign exchange impact would not have been the same in the second half of 2016.

In addition, the conversion rates included in our MLAs may also be different from the rates at which our financial results are translated into U.S. dollars for reporting purposes. This is currently particularly relevant to our operations in Nigeria, where a significant portion of our operations are based. Following the significant depreciation of the Naira against the U.S. dollar since 2016, in a continuing effort to improve U.S. dollar liquidity in Nigeria and to assist investors and exporters in accommodating foreign exchange transactions, the CBN introduced a new foreign exchange window for investors and exporters in April 2017. This foreign exchange window, which includes the NAFEX rate, currently allows willing counterparties to exchange foreign currency through authorized dealers at a rate that is essentially market-driven.

This has resulted in a situation where there are differing exchange rates in the market and we are required to regularly monitor and evaluate which exchange rate is most appropriate to apply in the translation of the Naira books of our Nigerian operations to U.S. dollars for our consolidated group reporting purposes. The determination of which is the most appropriate rate to use at the relevant time we produce financial information will depend on a number of factors, including, but not limited to, availability and liquidity in the market generally. The foreign exchange rate that we determine to be the most appropriate for the translation of our results for group reporting purposes may also differ from the conversion rates contained within our contracts. For example, from January 1, 2018, the results of our subsidiaries in Nigeria have been translated into our presentation currency, U.S. dollars, at the NAFEX monthly average exchange rate for income and expenses and from December 31, 2017, the assets and liabilities at the NAFEX closing rate at the balance sheet date. For as long as the NAFEX rate used for accounting purposes is higher than the CBN official rate used in certain of our contracts, notwithstanding any underlying performance, if there is a future devaluation of the NAFEX rate where the CBN official rate remains at the same level, our financial results for the relevant periods in the future would be negatively impacted.

While we have reached agreement with some of our Key Customers in Nigeria to update the reference exchange rate in our contracts to the prevailing market rate available on Bloomberg (which has typically been aligned to the NAFEX rate), should similar circumstances arise again (or continue to exist where there is a divergence between the applicable market rate or translation rates for our financial results and the exchange rates reflected in our contracts with customers, or a divergence between the prevailing market rate on Bloomberg and other exchange rates in the market, including NAFEX), there is no guarantee that we will be able to renegotiate these contracts or enter into new contracts to fully protect against such foreign exchange risks. In addition, other measures taken by the relevant authorities and/or the CBN may further impact the rates available in the market, and we may need to consider such measures for the purposes of our accounts.

Factors Affecting Our Financial Condition and Results of Operations

Our financial condition and results of operations have been, and will continue to be, affected by a number of important factors, including the following:

New Colocation and Lease Amendments

Colocation and Lease Amendments are key drivers of incremental organic revenue in telecommunications infrastructure sharing. Colocation involves adding new tenants to existing sites, where the addition of an incremental tenant to an existing site can introduce a full additional lease fee. Lease Amendments involve adding additional equipment or providing certain ancillary services at existing sites for existing Tenants and for a recurring lease fee. Examples of Lease Amendments include an existing customer taking more space on a tower, adding equipment for new technologies, such as 3G, 4G/LTE or 5G, adding additional microwave transmission or fiber infrastructure services, as well as certain ancillary services. A Lease Amendment typically increases revenue by a proportionally lower amount than a Colocation given such equipment typically consumes less space and power than a Colocation. However, gross margin contribution of a Lease Amendment is generally comparable to a Colocation.

Colocation and Lease Amendments improve overall gross margins, operating margins and cash flow given the limited incremental cost to deliver such services. Typically, the main incremental cost to deliver Colocation or Lease Amendments is $6 thousand to $10 thousand in one-off augmentation capital expenditure. Additionally, in our African markets, the main incremental ongoing cost for Colocation and Lease Amendments is power cost for the additional equipment or services. We continually seek to increase Colocation and Lease Amendments for our existing sites through an active sales and marketing process. Our sites that are either at or near structural capacity can also be strengthened to meet future leasing capacity with relatively minor capital investments.

The demand for Colocation and Lease Amendments from MNOs is driven by multiple telecommunications industry characteristics within our individual markets. These characteristics include the MNOs’ need for greater network coverage and network density due to existing capacity- constrained networks, a desire to improve quality-of-service, increasing subscriber demand for wireless voice and data services requiring a denser network than is the case for voice services, as well as changes in and the development of technologies in those markets.

Contractual lease fee escalation and foreign exchange resets

Our MLAs generally contain annual inflation-linked escalation provisions under which the underlying lease fees, and therefore our revenue, may increase each year. These contractual escalators are typically linked to the consumer price index, or CPI, of the country of operation and/or the United States, depending on the underlying currency denomination of the lease fee. Lease fee components priced in local currency typically have escalators linked to local CPI applied annually for the subsequent 12 months. Lease fee components priced in U.S. dollars typically have escalators linked to U.S. CPI applied annually for the subsequent 12 months. Our MLAs with certain customers are subject to fixed, capped or floored escalators.

Foreign exchange resets are generally included in MLAs where lease fees are linked to currencies other than the local currency (for example, MLAs in Nigeria with U.S. dollar components). For further discussion on these foreign exchange resets, please refer to “— Our Revenue.”

New Site construction

New Site construction is a key driver of incremental organic revenue through the customer revenue we invoice from the date the New Site becomes ready for service. New Site construction is also a component of discretionary capital expenditure. Building New Sites requires capital expenditure, principally including materials for the tower, power equipment, land lease fees or land purchase fees, tower construction activities, including civil work, transportation and labor, as well as ongoing operational expenditures for site operation and maintenance. Therefore, construction of New Sites increases our capital expenditures and cost of sales. We pursue construction of New Sites as a key strategy in growing our tower portfolio and providing future capacity for Colocation and Lease Amendments. We do not engage in speculative building and only construct New Sites after obtaining a commitment for a long-term lease with an initial tenant and, in general, if we are aware of, or believe there is, commercial potential for Colocation.

Demand for New Sites from MNOs is typically driven by multiple telecommunications industry characteristics within our individual markets. These characteristics include the MNOs’ need for greater network coverage and network density due to existing capacity-constrained networks, a desire to improve quality-of-service, increasing subscriber demand for wireless voice and data services requiring a denser network than is the case for voice services, as well as changes in and the development of technologies in those markets. For example, we often see an increase in demand for New Sites as new technology is rolled out in markets, such as 3G or 4G.

New Sites constructed consist primarily of ground-based towers, but can also include in-building solutions / distributed antenna systems, rooftop towers and cells-on-wheels. These New Sites always begin operations with at least a single Tenant, with Colocation and Lease Amendments expected at future dates. The average cost to build a New Site in our African and Middle East markets is typically in the range of between $80 thousand and $100 thousand, while in Latin America the cost is typically in the range of between $40 thousand and $60 thousand depending on the market of operation and specification of the tower.

Consequently, the construction of New Sites has a positive effect on revenue, and as Colocation and Lease Amendments occur on the tower, we expect to drive incremental organic revenue and have a positive effect on gross margins and operating margins.

Churn

Churn refers to the loss of tenancies when services provided by us are terminated, a Tenant does not renew its contract or we have ceased recognizing revenue on a site in any particular period. For example, a Tenant may churn if the relevant MLA or SLA is not renewed at the end of its term, the customer ceases operations or switches to a competing tower company. Other than a customer churning at the end of the term of its MLA or SLA, our MLAs generally contain limited termination clauses. Certain of our customer agreements also contain a contractual right to churn a limited number of sites each year without penalty.

We experienced net Churn in the nine months ended September 30, 2021 of 813 Tenants. The Churn that we have historically experienced from our Key Customers has been limited.

Decommissioning

In connection with the acquisition of portfolios of sites, we rationalize our portfolio where we have multiple towers in close proximity to each other. Where economically and commercially viable, we migrate Tenants from one tower onto a nearby tower as an additional Colocation and then subsequently decommission the empty site. Decommissioning spend is a component of discretionary capital expenditure. While the decommissioning of towers offsets our overall growth in the number of towers, it allows us to eliminate cost of sales and ongoing maintenance capital expenditures at the decommissioned towers. The retained sites benefit from lease fees relocated from the decommissioned site and generally only experience a marginal increase in cost of sales due to increased power consumption. The spend associated with decommissioning a site is approximately between $20 thousand to $30 thousand. Since the beginning of 2018, we have decommissioned 143 Towers, and we continue to review our portfolio for further decommissioning opportunities.

Acquisitions of tower portfolios

The acquisition of tower portfolios and businesses from MNOs and independent tower companies results in incremental inorganic revenue during the period in which the acquisitions occur. Acquisitions of tower portfolios result in the immediate increase in the size of our overall portfolio and help expand our footprint in existing and new markets. Once towers are acquired, we receive revenue from the Tenants and Lease Amendments on such sites and we are responsible for future capital expenditures and costs of sales related to the sites. As we acquire new portfolios of towers, we may incur additional administrative expenses, particularly from acquisitions in new markets, which may impact our operating margins. We acquired 67 Towers, and 67 Tenants from Zain Kuwait in April 2021. In January 2021, we acquired 1,005 towers in Brazil pursuant to the Skysites Acquisition, which added 1,012 Tenants, and 819 towers in Brazil and Colombia pursuant to the Centennial Acquisition, which added 994 Tenants. In April 2021, we acquired a Tower portfolio in Rwanda which added 162 Towers and 283 Tenants.

Currency exchange rate

Our operations are conducted by subsidiaries in Nigeria, Côte d’Ivoire, Cameroon, Zambia, Rwanda, Kuwait, Brazil, Colombia and Peru, and the functional currency of our operating subsidiaries are the Nigerian Naira (₦), West African CFA Franc (XOF), Central African CFA Franc (XAF), Zambian Kwacha (ZMW), Rwandan Franc (RWF), Kuwaiti Dinar (KWD), Brazilian Real (BRL), Colombian Peso (COP), and Peruvian Sol (PEN), respectively. A foreign currency transaction is translated into the functional currency using the exchange rate prevailing at the date of the transaction (or the date of valuation where an item is re-measured). The foreign exchange gain or loss resulting from (i) the settlement of such transaction or (ii) the translation of a monetary asset or liability denominated in a foreign currency is recognized at the exchange rate at period end in the statement of income and comprehensive income.

Our operating subsidiaries’ financial results are then translated into U.S. dollars for reporting purposes. Income and expenses are translated at the monthly average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions). Assets and liabilities are translated at the exchange rate at period end.

As a result of the translations described above, our results are impacted by fluctuations in foreign exchange rates. For example, the Naira to U.S. dollar exchange rate depreciated significantly in 2016, before remaining relatively stable over the period to December 31, 2020. During the years ended December 31, 2019 and 2020, we experienced depreciation of the Nigerian Naira, BRL, ZMW and RWF currencies compared to the U.S. dollar, being the primary reason for net foreign exchange losses of $48.6 million and $380.3 million, respectively, reflected in financing costs. During the nine month period ended September 30, 2021 we experienced depreciation of the Nigerian Naira, BRL, XAF, XOF and RWF currencies and experienced and appreciation of the Zambian Kwacha, being the primary reasons for net foreign exchange losses of $44.0 million in the period.

The reduction of foreign currency reserves in Nigeria, among other factors, led to a depreciation of the Naira NAFEX rate against the U.S. dollar from ₦364.7 to $1.00 as of January 1, 2020 to ₦410.3 to $1.00 as of December 31, 2020 and to ₦414.7 to $1.00 as of September 30, 2021. The Brazilian Real also depreciated against the U.S. dollar, from BRL4.2 to $1.00 as of January 31, 2020 to BRL5.2 to $1.00 as of December 31, 2020, and to BRL5.4 to $1.00 as of September 30, 2021. During the year ended December 31, 2020, mainly due to the devaluation of the Naira, the Brazilian Real and the Zambian Kwacha, we experienced a net foreign exchange loss of $380.3 million, reflected in financing costs. The revaluation losses resulted because the functional currency of our operating subsidiaries is not U.S dollars, but the loans at such operating subsidiaries are denominated in U.S. dollars.

Multiple foreign exchange markets with different exchange rates

In Nigeria, there are multiple exchange rates available and/or referenced by the applicable banking authorities. Where such differences exist, we may be required to change the exchange rate applied to the translation of the local currency books of our operating subsidiaries to U.S. dollars for our consolidated group reporting purposes. Where multiple official exchange rates exist, we assess the appropriate rate to use in accordance with the requirements of IFRS in translating foreign operations or foreign transactions. In determining the appropriate rate, we assess factors such as access to those rates in the future in order to meet payments or make dividends in the appropriate currency. In determining whether it is appropriate to move from one official rate to another, we consider the available rates in official markets for settlement of transactions.

For example, during 2017, CBN introduced a new foreign exchange window, which includes the NAFEX rate. This resulted in the use of several different official exchange rates in the market, leading us to assess that the NAFEX rate was the most appropriate exchange rate to apply in translating foreign currency transactions in our Nigerian businesses and in translating Naira amounts for group reporting purposes from December 31, 2017 onwards. As of May 31, 2021, the CBN ceased publishing what was the CBN rate, although with limited impact on us given that the NAFEX rate was the most widely used rate at this time. The CBN now publishes the NAFEX rate on its website.

On this basis, we used the NAFEX rate for the translation of U.S. dollar denominated balances in our Nigerian subsidiaries and for consolidation purposes at December 31, 2018, 2019 and 2020, at which dates the CBN rates were ₦306.5, ₦306.5 and ₦379.5 to $1.00, respectively and the NAFEX rates were ₦364.5, ₦364.7 and ₦410.3 to $1.00, respectively. The CBN rate continued to be applied to income and expenses until December 31, 2017. The NAFEX rate was adopted for balances and classes of transactions from December 31, 2017. Thus, during the year ended December 31, 2017, mainly due to the change from the CBN rate to the NAFEX rate on December 31, 2017, our Nigeria segment experienced an unrealized net foreign exchange loss from financing of $459.8 million, reflected in finance costs and arising from the revaluation of U.S. dollar denominated loans at December 31, 2017.

Additionally, as a result of switching to the NAFEX rate for translation of U.S. dollar denominated balances in our Nigerian subsidiaries and for consolidation purposes at December 31, 2018, 2019 and 2020, prior to the agreements that we reached with certain of our Key Customers in Nigeria to update the reference exchange rate in our contracts to the prevailing market rate available on Bloomberg, the rate used for translating our results for group reporting purposes had historically been higher than the conversion rates contained within our contracts in Nigeria. Most significantly, our contracts with MTN Nigeria previously contained clauses which determined that a portion of the lease fee paid to IHS was based on a pre-agreed U.S. dollar lease fee converted into Naira at the time of invoicing at the prevailing CBN rate. On July 23, 2020, we amended these contracts with MTN Nigeria so that, among other things, the reference foreign exchange rate for converting the U.S. dollar portion of the lease fees into Naira was changed to the prevailing USD exchange rate of NAFEX, defined within the contracts with a reference to the USD/Naira rate published by Bloomberg. The effective date of the agreement with MTN Nigeria is April 1, 2020. However, the agreement with MTN Nigeria was concluded in July 2020 and, as such, the financial impact of any amendments to billing in the second quarter of 2020 resulting from the agreement were reflected in our results for the third quarter of 2020.

In 2019, the CBN rate that was used as the reference foreign exchange rate for determining the majority of our lease fees subject to the relevant reset mechanism was an average of ₦308.2 to $1.00, while the NAFEX rate used for our accounts was an average of ₦361.9 to $1.00. Similarly, for the year ended December 31, 2020, the CBN rate that was used as the reference foreign exchange rate for determining the majority of our lease fees subject to the relevant reset mechanism was an average of ₦352.6 to $1.00, while the NAFEX rate used for our accounts was an average of ₦382.0 to $1.00. As a result, our revenue for the year ended December 31, 2020 and the year ended December 31, 2019 of $1,403 million and $1,231 million, respectively, was negatively impacted by the reduction in our lease fees received from MTN of approximately $19 million and $66 million, respectively, as a result of using the CBN exchange rate as the reference exchange rate rather than the NAFEX exchange rate.

For further discussion on the impact of this change in exchange rates, please refer to “— Our Revenue.”

Maintenance of sites

We incur capital expenditure in relation to the maintenance of our towers, which is non- discretionary in nature and required in order for us to optimally run our portfolio and to perform in line with our service level agreements with customers. Maintenance capital expenditure includes the periodic repair and replacement of fixtures and fittings and power equipment at existing sites. A large component of maintenance capital expenditure is for the replacement and servicing of generators and batteries at our sites, which may decrease, should the grid availability in our markets improve. Maintenance capital expenditure per Tower is typically in the range of $2,000 to $6,000 per year in our African and Middle East markets. In addition to this corrective maintenance capital expenditure, maintenance costs are also incurred in cost of sales where these relate to preventive maintenance that includes the replacement of spare parts and routine checks. Maintenance capital expenditure in Latin America is typically lower given the current scope of maintenance required on Towers.

Typically, when we acquire a tower portfolio, it may be necessary to refurbish the newly acquired Towers in order to bring them to the standard of the rest of our portfolio.

Refurbishment capital expenditures typically involve the deployment of a suitable power system for that site, repairs to the site or improvements to the site structure in order to be in line with our safety obligations, and adaptations to site security and monitoring abilities. Refurbishment capital expenditures are one-off in nature, following which those sites should then have normalized maintenance capital expenditure requirements related to the maintenance of sites as described above. Refurbishment capital expenditure is a component of discretionary capital expenditure since it is typically considered in conjunction with the acquisition of tower portfolios. The capital expenditure associated with refurbishment varies from market to market and tower to tower. Our refurbishment project in Nigeria from 2015 to 2017 related to approximately 8,200 towers that received a combination of new power solutions, such as solar systems, battery strings and deep cycle generators, which improves site uptime, as well as our gross margins, operating margins and cash flows.

Cost and consumption of diesel

Power is our largest single operating expense and, in particular, diesel pricing typically has the largest impact on changes in our operating expense. The largest impact is in our Nigerian operations due to low power grid availability in that country. Fluctuations in the price of oil and foreign exchange effects have a direct correlation to the price of diesel that we pay to suppliers in our markets. Falling oil prices will lower our costs, with the degree of reduction dependent on both foreign exchange effects (given that we typically pay for diesel in local currencies) and our diesel requirements. In the case of rising oil prices and the associated cost of diesel, we benefit in limited situations from power indexation clauses in some of our MLAs, which provide pass-through provisions in relation to increased diesel prices and conversely falling diesel prices. However, as the majority of our contracts do not have such pass-through provisions, we remain exposed to diesel price volatility, which may result in substantial increases in our operating costs and reduced profits if prices rise significantly and/or we are unable to enter into adequate cost pass-through arrangements. In Nigeria, to help mitigate against fluctuations in the price of diesel, we bulk buy diesel from time to time to take advantage of suitable pricing. Furthermore, we have been reducing our overall diesel consumption through targeted investment in power system solutions to provide power to sites more efficiently, including the use of hybrid and solar systems.

Cost of ground leases

The majority of towers we own and operate are on land that we lease from individual landlords. Ground lease fees are generally paid in advance for a one, five, or ten-year portion of the overall duration of the lease, with typically pre-agreed lease fee increases of between 5% and 40% or variable increases for each subsequent three, five or ten-year period. As we roll out additional sites, we are often required to either enter into leases with new landlords, which we endeavor to do under similar terms to those of our existing leases, or acquire the land.

Customer concentration

A significant portion of our revenue in each of our markets of operation is derived from a small number of customers who usually constitute some of the largest MNOs in those markets. In particular, in the nine months ended September 30, 2021, revenue from our top three MNO customers, considered in each of our individual markets of operation, collectively accounted for 98% of our consolidated revenue, with MTN Nigeria and Airtel Nigeria accounting for 55% and 11%, respectively, of our consolidated revenue for the nine months ended September 30, 2021. Should there be any negative impact on the businesses of our major customers, including these key MNOs, this in turn could adversely affect their demand for tower space and/or ability to perform their obligations under their lease agreements with us. For example, in 2017, 9mobile, one of our Key Customers in Nigeria, experienced certain payment issues with lenders, which ultimately resulted in the lenders enforcing their security rights pursuant to the credit agreement over the shares previously held by Etisalat Group (Emirates Telecommunications Group Company PJSC). In 2018, we incurred a bad and doubtful debt charge of $30.0 million, relating to 9mobile’s outstanding trade receivables balance as a result of its financial distress during the period it was being restructured. While we continue to engage with 9mobile as a regular customer and currently continue to receive payments from 9mobile, 9mobile has failed to make full monthly payments to us in the past and any continued or future failure to resolve the situation successfully (including pursuant to any new arrangements entered into to try and resolve the situation) may result in us not receiving payment of amounts owed to us and further potential future renegotiation of contract terms with 9mobile. In addition, in Cameroon, Camtel has defaulted on its payments to us over a prolonged period of time.

Market volatility

We and our customers operate in various international markets, particularly in emerging markets such as in Africa. As a result, we are exposed to economic, political and other uncertainties prevailing in such markets, particularly Nigeria, which is our largest market of operation. For example, in addition to the currency exchange rate and other factors noted above, our business has been negatively impacted by the recent recession in Nigeria brought on by low oil prices, the fall of copper prices that adversely affected Zambia’s economy, and the tensions between the “Anglophone” and “Francophone” regions of Cameroon.

Impact of the COVID-19 Pandemic

We are closely monitoring how the COVID-19 pandemic is affecting our business and our customers. We continue to prioritize the health and safety of our employees as we reopen our offices. As a near term measure, we have transitioned most of our employees to remote working arrangements and temporarily closed offices in some of our markets. In addition, in most of our markets we have been required to obtain permits designating certain employees as “key personnel” in order to facilitate the access to many of our Tower sites for construction, service and maintenance activities. While we have so far been able to obtain all required permits, there can be no assurance that we will be able to obtain all approvals or permits that may be required in the future.

Although our results have not been materially affected by COVID-19 to date, we are unable to accurately predict the impact that COVID-19 will have on our or our customers’ operations going forward due to uncertainties that will be dictated by the length of time that any disruptions or consequential effects continue, which will, in turn, depend on the currently unknowable duration of the COVID-19 pandemic, the impact of governmental regulations that might be imposed in response to the pandemic, the efficacy and availability of vaccines around the world and the overall economic impact of the pandemic. The response measures imposed also differ in scope across our various markets and are subject to continuous updating. The severity and impact of the pandemic may vary across our markets, and the pandemic may have greater adverse effects in the emerging and less developed markets in which we operate. Due to the uncertainty of COVID-19, we will continue to assess the situation, including abiding by any government-imposed restrictions, market by market. While we have developed and expect to continue to develop plans to help mitigate the potential negative impact of COVID-19, these efforts may not be effective, and any protracted economic downturn will likely limit the effectiveness of our efforts. Accordingly, it is not possible for us to predict the duration and extent to which this will affect our business, future results of operations and financial condition at this time.

Key Financial and Operational Performance Indicators

We believe that revenue growth, Adjusted EBITDA, Adjusted EBITDA Margin, non-discretionary capital expenditure, Recurring Levered Free Cash Flows (“RLFCF”) and Return Adjusted EBITDA, the number of Towers in our portfolio and Colocation Rate are key measures to assess our financial and operational performance. These measures demonstrate our ability to grow and generate strong positive cash flows over time. Adjusted EBITDA, Adjusted EBITDA Margin, non-

discretionary capital expenditure, RLFCF and Return Adjusted EBITDA are not measures defined by IFRS. The most directly comparable IFRS measure to Adjusted EBITDA, RLFCF and Return Adjusted EBITDA is our profit/ (loss) for the period. Adjusted EBITDA, Adjusted EBITDA Margin, RLFCF and Return Adjusted EBITDA are not necessarily comparable to similarly referenced measures used by other companies. As a result, investors should not consider these performance measures in isolation from, or as a substitute analysis for, our results of operations as determined in accordance with IFRS.

Adjusted EBITDA and Adjusted EBITDA Margin

We believe Adjusted EBITDA and Adjusted EBITDA Margin are useful to investors and are used by our management for measuring profitability and allocating resources, because they exclude the impact of certain items that have less bearing on our core operating performance such as interest expense and taxes. We believe that utilizing Adjusted EBITDA and Adjusted EBITDA Margin allows for a more meaningful comparison of operating fundamentals between companies within our industry by eliminating the impact of capital structure and taxation differences between the companies.

We define Adjusted EBITDA as profit/(loss) for the period, before income tax expense/(benefit), finance costs and income, depreciation and amortization, impairment of withholding tax receivables, business combination transaction costs, impairment of property, plant and equipment and related prepaid land rent on the decommissioning of sites, net (profit)/loss on sale of assets, share-based payment (credit)/expense, insurance claims, costs relating to this offering and certain other items that management believes are not indicative of the core performance of our business.

We define Adjusted EBITDA Margin as Adjusted EBITDA divided by revenue for the applicable period, expressed as a percentage.

Non-discretionary capital expenditure

Non-discretionary capital expenditure is non-revenue generating in nature and relates to capital expenditure required to run ordinary course operations, including the delivery of our contracted service level agreements to customers. It consists primarily of maintenance capital expenditure, as well as routine corporate capital expenditure, being primarily spending on information technology infrastructure.

Recurring Levered Free Cash Flow

We believe that it is important to measure the free cash flows we have generated from operations, after accounting for the cash cost of funding and recurring capital expenditure required to generate those cash flows. In this respect, we monitor RLFCF which we define as cash flows from operating activities, before certain items of income or expenditure that management believes are not indicative of the core performance of our business (to the extent that these items of income and expenditure are included within cash flow from operating activities), and after taking into account loss allowances on trade receivables, impairment of inventory, net working capital movements, net interest paid or received, revenue withholding tax, income taxes paid, lease payments made, maintenance capital expenditures, and routine corporate capital expenditures.

The table below shows our RLFCF reconciliation from the nearest IFRS measure (Cash flows from operating activities) for the three month and nine month periods ended September 30, 2021 and 2020:

	3-month period ended		9-month period ended
	Sept 30,	Sept 30,	Sept 30,	Sept 30,
	2021	2020	2021	2020
	$'000	$'000	$'000	$'000

Cash from operations	205,672	210,155	597,890	517,086
Net movement in working capital	5,183	13,928	51,637	69,013
Reversal of loss allowance/(loss allowance) on trade receivables	994	(1,371)	37,614	(2,712)
Impairment of inventory	—	—	176	—
Income taxes paid	(4,780)	(8,950)	(24,166)	(12,826)
Revenue withholding tax(a)	(24,957)	(22,477)	(82,799)	(69,307)
Lease payments made	(24,950)	(16,307)	(70,125)	(44,594)
Net interest paid(b)	(68,079)	(66,042)	(139,075)	(151,173)
Business combination costs	3,139	121	9,087	11,438
Listing costs	2,624	8,963	6,659	12,134
Other non-operating expenses(c)	4,160	304	14,353	305
Other income(d)	—	—	(1,269)	—
Maintenance capital expenditure(e)	(25,011)	(36,095)	(80,747)	(100,567)
Corporate capital expenditures(f)	(420)	(274)	(977)	(1,678)
RLFCF	73,575	81,955	318,258	227,119
(a)	Revenue withholding tax primarily represents amounts withheld by customers in Nigeria and paid to the local tax authority. The amounts withheld may be recoverable through an offset against future corporate income tax liabilities in the relevant operating company.
(b)	Represents the aggregate value of interest paid and interest income received.
(c)	Other costs for the three months ended September 30, 2021 included non-recurring professional costs related to financing of $4.2 million and aborted transaction costs recoveries of $0.1 million. Other costs for the three months ended September 30, 2020 related to aborted transactions costs. Other costs for the nine months ended September 30, 2021 included non-recurring professional costs related to financing of $13.5 million and aborted transaction costs of $0.9 million. Other costs for the nine months ended September 30, 2020 related to aborted transaction costs.
(d)	Other income for the nine months ended September 30, 2021 relates to the remeasurement of the liability for contingent consideration on the Skysites Acquisition for a portion thereof not paid to the sellers, as the conditions were not met post acquisition.
(e)	We incur capital expenditures in relation to the maintenance of our towers, which is non- discretionary in nature and required in order for us to optimally run our portfolio and to perform in line with our service level agreements with customers. Maintenance capital expenditures includes the periodic repair, refurbishment and replacement of tower and power equipment at existing sites to keep such assets in service.
(f)	Corporate capital expenditures, which are non-discretionary in nature, consist primarily of routine spending on information technology infrastructure.

Return Adjusted EBITDA

We believe that it is important to measure the effectiveness of our capital allocation strategy. This allows us to quantify how well we generate income relative to the capital we have invested in our business. We monitor the returns generated from capital we have deployed across the business.

We measure our return on invested capital by looking at Return Adjusted EBITDA for the period, which we define as Adjusted EBITDA further adjusted for lease payments made and amortization of prepaid site rent, less revenue withholding tax, income taxes paid, maintenance capital expenditures and routine capital expenditures, as a function of gross property, plant and equipment, gross intangibles and gross goodwill, as of the end of the period. Management uses this metric in order to measure the effectiveness of our capital allocation strategy, in a manner similar to metrics calculated by peers in the industry. Return Adjusted EBITDA is not a measure defined by IFRS, and other companies may calculate Return

Adjusted EBITDA or return on invested capital, differently. As a result, investors should not consider Return Adjusted EBITDA in isolation from, or as a substitute analysis for, our results of operations as determined in accordance with IFRS.

The following is a reconciliation of Return Adjusted EBITDA to the most directly comparable IFRS measure, which is (Loss)/profit for the periods presented:

	3-month period ended		9-month period ended
	Sept 30,	Sept 30,	Sept 30,	Sept 30,
	2021	2020	2021	2020
	$'000	$'000	$'000	$'000

(Loss)/profit	(30,447)	(20,022)	46,159	(372,912)
Adjustments:
Income tax expense	27,531	32,554	67,544	129,250
Finance costs(a)	63,448	96,647	218,069	473,864
Finance income(a)	(4,748)	(22)	(22,030)	(13,165)
Depreciation and amortization	99,255	96,847	283,180	317,871
Impairment of withholding tax receivables(b)	11,714	10,748	44,398	25,405
Business combination transaction costs	3,139	121	9,087	11,438
Impairment of property, plant and equipment and related prepaid land rent(c)	41,556	3,462	44,369	16,669
Reversal of provision for decommissioning costs	(2,671)	—	(2,671)	—
Net loss/(profit) on sale of assets	(94)	292	(1,632)	(246)
Share-based payment (credit)/expense(d)	4,286	(467)	8,968	6,324
Insurance claims(e)	(35)	(12)	(5,437)	(2,597)
Listing costs	2,624	8,963	6,659	12,134
Other costs(f)	4,160	304	14,353	305
Other Income(g)	—	—	(1,269)	—
Adjusted EBITDA	219,718	229,415	709,747	604,340
Lease payments made	(24,950)	(16,307)	(70,125)	(44,594)
Amortization of prepaid site rent	2,054	2,686	6,400	2,924
Revenue withholding tax(b)	(24,957)	(22,477)	(82,799)	(69,307)
Income taxes paid	(4,780)	(8,950)	(24,166)	(12,826)
Maintenance capital expenditures(h)	(25,011)	(36,095)	(80,747)	(100,567)
Corporate capital expenditures(i)	(420)	(274)	(977)	(1,678)
Return Adjusted EBITDA	141,654	147,998	457,333	378,292
Gross property, plant and equipment(j)	3,007,046	2,835,830	3,007,046	2,835,830
Gross intangibles	904,787	838,141	904,787	838,141
Gross goodwill	727,615	663,028	727,615	663,028
(a)	Finance costs consist of interest expense and loan facility fees on borrowings, the unwinding of the discount on our decommissioning liability and lease liability, realized and unrealized net foreign exchange losses arising from financing arrangements and net realized and unrealized losses from valuations of financial instruments. Finance income consists of interest income from bank deposits, realized and unrealized net foreign exchange gains arising from financing arrangements and net realized and unrealized gains from valuations of financial instruments.
(b)	Revenue withholding tax primarily represents amounts withheld by customers in Nigeria and paid to the local tax authority. The amounts withheld may be recoverable through an offset against future corporate income tax liabilities in the relevant operating company. Revenue withholding tax receivables are reviewed for recoverability at each reporting period end and impaired if not forecast to be recoverable.
(c)	Represents non-cash charges related to the impairment of property, plant and equipment and related prepaid land rent on the decommissioning of sites.
(d)	Represents credits and expense related to share-based compensation, which vary from period to period depending on timing of awards and changes to valuation inputs assumptions.
(e)	Represents insurance claims included as non-operating income.
(f)	Other costs for the three months ended September 30, 2021 included non-recurring professional costs related to financing of $4.2 million and aborted transaction costs recoveries of $0.1 million. Other costs for the three months ended September 30, 2020 related to aborted transactions costs. Other costs for the nine months ended September 30, 2021 included non-recurring professional costs related to financing of $13.5 million and aborted transaction costs of $0.9 million. Other costs for the nine months ended September 30, 2020 related to aborted transaction costs.
(g)	Other income for the nine months ended September 30, 2021 relates to the remeasurement of the liability for contingent consideration on the Skysites Acquisition for a portion thereof not paid to the sellers, as the conditions were not met post acquisition.
(h)	We incur capital expenditures in relation to the maintenance of our towers, which is non- discretionary in nature and required in order for us to optimally run our portfolio and to perform in line with our service level agreements with customers. Maintenance capital expenditures includes the periodic repair, refurbishment and replacement of tower and power equipment at existing sites to keep such assets in service.
(i)	Corporate capital expenditures, which are non-discretionary in nature, consist primarily of routine spending on information technology infrastructure.
(j)	Excludes the cost of right-of-use assets resulting from leases accounted for under IFRS 16.

Towers

We measure the number of towers in our portfolio at a given time by counting the number of towers that we own or operate with at least one Tenant. The number of towers in our portfolio excludes towers for which we provide Managed Services. We have historically increased the number of towers in our portfolio through a combination of building New Sites, along with the acquisition of towers from MNOs and an independent tower company. Rationalizing the portfolio through decommissioning towers reduces the number of towers we own and operate.

Colocation Rate

We define Colocation Rate as the average number of Tenants per tower that we own or operate across our tower portfolio at a given point in time, excluding Managed Services. Colocation Rate is an important metric for assessing utilization and capacity on existing Towers. Our Colocation Rate is a key driver of our Adjusted EBITDA Margin, as the addition of further Tenants increases revenue for a proportionally smaller increase in power, our primary variable cost per site. Colocation is achieved at a relatively low incremental capital expense, and is also attractive to our customers as it provides them with shorter deployment times for their equipment compared to New Site alternatives.

Explanation of key line items in the historical consolidated statements of income

Revenue

Our revenue is derived from fees paid by our customers for services from our Colocation business and its ancillary managed services. The Colocation business involves the lease of space on our owned and operated towers, which are shared by various MNOs and other communication service providers. A portion of Colocation arrangements for the rental of space on the towers and other assets on tower sites, on which the use of space is dependent, is within the scope of IFRS 16 “Leases”. A portion of Colocation arrangements for the provision of services and energy charges is within the scope of IFRS 15 “Revenue from Contracts with Customers” as a provision of service. Revenue from leasing arrangements is recognized on a straight-line basis over the current lease term of the related lease agreements, when collectability is reasonably assured. We also derive revenue from non-lease services, which includes maintenance, security and power supply for Towers owned by third parties. Non-lease revenues are recognized when control of the services is transferred to the customer at an amount that reflects the consideration to which we expect to be entitled in exchange for those services. Such revenue is recognized in the accounting period in which the services are rendered. We assess the probability that defaulting customers will not settle amounts billed and accordingly treat any component that we deem may not be collected as variable consideration, contingent upon the receipt of funds from the customer, an event that is not wholly within our control.

Cost of sales

Cost of sales consists of power generation (including diesel costs), which after depreciation, is our largest single cost item, ground lease rental, tower repairs and maintenance, depreciation and amortization in relation to sites and right of use assets, staff costs and other costs directly related to the provision of services to customers and other site related costs, such as security services, regulatory permits and license costs, insurance, including for customer and network related assets. Depreciation of a tower is calculated using the straight-line method over an estimated useful life of 10 to 20 years. Depreciation of alarms, batteries and generators are also calculated using the straight-line method over a range of estimated useful lives between three and five years, depending on the equipment. Right of use assets are depreciated on a straight-line basis over the shorter of the remaining estimated useful life of the tower and the lease term.

Administrative expenses

Administrative expenses are costs not directly related to provision of services to customers, but which support our business as a whole. These overhead expenses primarily consist of administrative staff costs (including key management compensation), office rent and related property expenses, insurance, travel costs, professional fees, depreciation and amortization of administrative assets and right of use assets where such assets are leased, net loss or gains from sale of assets, allowance for trade and other receivables and other sundry costs. Administrative expenses also includes other corporate overhead expenses related to our acquisition efforts and costs associated with new business initiatives.

Loss allowance on trade receivables

We account for our trade receivables credit risk by appropriately providing for expected credit losses. Loss allowance on trade receivables represents the expected loss from non-payment of amounts due from customers in accordance with the accounting standards applicable to each period. The loss allowance is determined based on our policy for evaluating expected credit losses and any subsequent impairment taking into account historical loss rates, the available information on a customer’s financial position and forward-looking macroeconomic data.

Other income

Other income includes one-off termination fees received from customers and proceeds from insurance claims.

Finance costs and income

Finance costs consist of interest expense and loan facility fees on borrowings, the unwinding of the discount on our decommissioning liability and lease liability, realized and unrealized net foreign exchange losses arising from financing arrangements and net realized and unrealized losses from valuations of financial instruments. Finance income consists of interest income from bank deposits, realized and unrealized net foreign exchange gains arising from financing arrangements and net realized and unrealized gains from valuations of financial instruments.

Taxation

Taxation consists of income tax, education tax and deferred taxes. Income tax is calculated at the domestic tax rate applicable to profits in our respective countries of business. Current and deferred tax is recognized on taxes that are regarded as taxes on corporate income under relevant IFRS accounting standards. This includes Nigerian education tax, which arises at the rate of 2% on taxable profits determined on a basis similar to income tax.

Deferred income tax assets are recognized for deductible temporary differences, including tax losses carried forward, arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements, but only to the extent that the realization of the related tax benefits are expected to be met through the reversal of taxable temporary differences and that it is probable that future taxable profits will be available against which the temporary differences can be utilized. As of December 31, 2020, in Nigeria and certain other jurisdictions that have taxable losses brought forward or arising in the present period, deferred tax assets in respect of those losses are recognized only to the extent they are forecast to be applied against (i) the reversal of taxable temporary differences, or (ii) additional forecast future taxable income over a five-year period.

Results of Operations

The table below shows our consolidated results of operations for the three month and nine month periods ended September 30, 2021 and 2020.

	3-Month period ended		9-month period ended
	Sept 30,	Sept 30,	Sept 30,	Sept 30,
	2021	2020	2021	2020
	$’000	$’000	$’000	$’000

Revenue	400,547	368,325	1,164,116	1,032,422
Cost of sales	(272,984)	(199,415)	(673,024)	(635,264)
Administrative expenses	(72,829)	(58,394)	(226,076)	(180,779)
Reversal of loss allowance/(loss allowance) on trade receivables	994	(1,371)	37,614	(2,712)
Other income	56	12	7,112	3,370
Operating profit	55,784	109,157	309,742	217,037
Finance income	4,748	22	22,030	13,165
Finance costs	(63,448)	(96,647)	(218,069)	(473,864)
Profit/(loss) before income tax	(2,916)	12,532	113,703	(243,662)
Income tax expense	(27,531)	(32,554)	(67,544)	(129,250)
(Loss)/profit for the period	(30,447)	(20,022)	46,159	(372,912)

Revenue

Our revenue was $400.5 million for the three month period ended September 30, 2021 compared to $368.3 million for the three month period ended September 30, 2020. Revenue increased by $32.2 million, or 8.7%, which includes organic growth of $43.6 million, or 11.8%. Aggregate inorganic revenue from the Latam, Rwanda and MENA acquisitions was $6.8 million for the three month period ended September 30, 2021 compared to aggregate inorganic revenue in the three month period ended September 30, 2020 of $13.9 million, related to the Latam and MENA acquisitions in February 2020. Increased revenue from organic growth and the value of inorganic revenue for the period were partially offset by the non-core impact of negative movement in foreign exchange rates of $18.2 million, or 4.9%. Our revenue for the three month period ended September 30, 2020, also includes an amount of $10.0 million resulting from reaching agreement with a Key Customer on the application of certain contractual terms, which is not repeated in the three month period ended September 30, 2021, and an amount of $13.1 million of revenue related to the three month period ended June 30, 2020, and which results from amendments to contracts with MTN Nigeria, specifically those terms related to the currency conversion provision for the provision of tower services.

Our revenue was $1,164.1 million for the nine month period ended September 30, 2021 compared to $1,032.4 million for the nine month period ended September 30, 2020. Revenue increased by $131.7 million, or 12.8%, which includes organic growth of $173.0 million, or 16.8%. Inorganic revenue from acquisitions for the nine month period ended September 30, 2021 was $22.1 million. Increased revenue from organic growth and the additional inorganic revenue was partially offset by the non-core impact of negative movement in foreign exchange rates of $63.4 million, or 6.1%. Our revenue for the nine month period ended September 30, 2020, also includes an aggregate amount of $31.6 million resulting from reaching agreement with a customer on the application of certain contractual terms, while our revenue for the nine month period ended September 30, 2021 includes an aggregate amount of $24.2 million resulting from reaching agreement with a customer on the application of certain contractual terms and from the remeasurement of the provision for service level credits.

Refer to the revenue component of the segment results section of this operating and financial review for further details.

The net increase in Towers is 2,712 for the nine month period ended September 30, 2021, and includes the impact of 1,005 towers from the Skysites acquisition, 819 aggregate towers from the Centennial acquisitions in Columbia and Brazil, 162 Towers from the acquisition of a tower portfolio in Rwanda and 67 Towers from the third stage of the Kuwait acquisition; resulting in total Towers of 30,519 at September 30, 2021. We added 3,181 net new Tenants in the nine month period ended September 30, 2021, resulting in total Tenants of 46,045 and a Colocation Rate of 1.51x at September 30, 2021. Of the Tenant additions for the nine month period ended September 30, 2021, an aggregate of 2,006 Tenants were added from the Skysites and Centennial acquisitions, 67 Tenants were added from the third stage of the Kuwait acquisition and

283 Tenants were added from the acquisition of a tower portfolio in Rwanda. In the nine month period ended September 30, 2021, we added 8,436 Lease Amendments, resulting in total Lease Amendments of 26,419 at September 30, 2021.

Our net increase in Towers and Tenants for the nine month period ended September 30, 2021, includes the impact of the start of a rationalization program agreed with a Key Customer, which resulted in the rationalization of 156 Towers and a total of 228 Tenants. We expect that a further 499 Towers will be rationalized over the coming quarters, as part of this program, which is expected to result in efficiencies for our portfolio.

Cost of Sales

Our cost of sales were $273.0 million and $673.0 million for the three month and nine month periods ended September 30, 2021 respectively, compared to $199.4 million and $635.3 million for the three month and nine month periods ended September 30, 2020 respectively.

The table below shows our cost of sales for the three month and nine month periods ended September 30, 2021 and 2020:

	3-month period ended		9-month period ended
	Sept 30,	Sept 30,	Sept 30,	Sept 30,
	2021	2020	2021	2020
	$’000	$’000	$’000	$’000

Tower repairs and maintenance	18,524	20,722	55,177	59,326
Power generation	74,602	52,137	189,283	159,235
Short term site rental	4,342	1,991	8,302	6,002
Short term other rent	808	850	3,058	1,906
Vehicle maintenance and repairs	670	448	1,797	1,213
Site regulatory permits	12,181	8,301	27,831	20,230
Security services	8,900	7,264	27,319	23,559
Insurance	963	1,149	3,047	3,546
Staff costs	5,664	6,015	19,116	17,475
Travel costs	3,149	1,126	7,085	3,949
Professional fees	1,097	646	2,462	1,927
Depreciation	87,004	86,041	248,594	287,091
Amortization	9,386	8,172	25,945	24,044
Impairment of property, plant and equipment and prepaid land rent	41,556	3,462	44,369	16,669
Other	4,138	1,091	9,639	9,092
	272,984	199,415	673,024	635,264

Cost of sales increased year-on-year by $73.6 million, or 36.9%, for the three month period ended September 30, 2021, where increases in impairment of property, plant and equipment and prepaid land rent, power generation costs, depreciation and amortization, travel costs, regulatory permits, security services, site rental, and other cost of sales, were partially offset by decreases in cost related to tower repairs and maintenance, insurance, and staff costs.

Impairment of property, plant and equipment and prepaid land rent increased by $38.1 million for the three month period ended September 30, 2021, primarily resulting from a year-on-year increase of $37.8 million in our Nigeria segment. This year-on-year increase is primarily driven by the rationalization program agreed with a Key Customer which resulted in the impairment of the related Towers and related prepaid land rent in the current year period.

Power generation increased by $22.5 million in the three month period ended September 30, 2021 compared to the three month period ended September 30, 2020, primarily due to a year-on-year cost increase in our Nigeria segment driven by year-on-year increases in the U.S. Dollar denominated cost of diesel and overall consumption of 31.3% and 23.2% respectively. The year-on-year increase in overall consumption is primarily driven by increased Tenant and Lease Amendments activity.

Depreciation and amortization increased by $2.2 million for the three month period ended September 30, 2021, primarily as a result of an increased asset base resulting from our acquisitions in our MENA and LATAM Segments during the three month period ended September 30, 2021.

Travel costs and other cost of sales increased in the three month period ended September 30, 2021, compared to the three month period ended September 30, 2020, by $2.0 million and $3.0 million respectively, primarily due to increased travel activity and an increase in non-routine maintenance and repairs costs in the current year period.

Other cost of sales line items increased in aggregate by $5.8 million in the three month period ended September 30, 2021, compared to the three month period ended September 30, 2020, primarily due to an increase in cost related to site rental, site regulatory permits, and security services, partially offset by decreases in costs related to routine tower repairs and maintenance.

The increase in cost of sales of $37.7 million, or 5.9%, in the nine month period ended September 30, 2021 compared to the nine month period ended September 30, 2020 is primarily due to increased costs related to impairment of property, plant and equipment and land rent, power generation, regulatory permits, security services and travel costs. This year-on-year increase is partially offset by decreases in costs related to aggregate depreciation and amortization, and tower repairs and maintenance.

Impairment of property, plant and equipment and prepaid land rent increased by $27.7 million for the nine month period ended September 30, 2021, primarily resulting from a year-on-year increase of $30.9 million in our Nigeria segment. This year-on-year increase is primarily driven by the rationalization program agreed with a Key Customer which resulted in the impairment of the related Towers and related prepaid land rent in the current year period. The prior year comparative period includes lower impairment charges in our Nigeria and Sub-Saharan Africa segments related to a site audit which identified some sites in poor condition.

Power generation increased by $30.0 million in the nine month period ended September 30, 2021 compared to the nine month period ended September 30, 2020, primarily due to a year-on-year cost increase in our Nigeria segment driven by a year-on-year increases in overall consumption of 16.7%, resulting from increased Tenant and Lease Amendments activity.

Aggregate depreciation and amortization costs decreased by $36.6 million in the nine month period ended September 30, 2021 compared to the nine month period ended September 30, 2020, primarily due to a year-on-year decrease in our Nigeria and Sub-Saharan Africa segments of $42.4 million and $7.8 million respectively, partially offset by the impact of a higher asset base, mainly due to acquisitions, with MENA and Latam reflecting year-on-year increases in depreciation and amortization of $3.7 million and $9.9 million respectively. The year-on-year decrease in our Nigeria and Sub-Saharan Africa segments primarily resulted from higher costs in the prior year comparative period due to the impact of a prospective change in useful economic life of our standard batteries from 5 years to 3 years effective January 1, 2020 following a review of the battery life and replacement cycles in use across the business, which increased the aggregate depreciation cost for the comparative period for these two segments by $42.6 million.

The year-on-year increases in the cost of site regulatory permits and security services, for the nine month period ended September 30, 2021, of $7.6 million and $3.8 million respectively, are primarily driven by an increase in tower count. The year-on-year increase in travel costs of $3.1 million is primarily due to increased travel activity.

Tower repairs and maintenance costs decreased by $4.1 million in the nine month period ended September 30, 2021, compared to the nine month period ended September 30, 2020, primarily due to decreased routine maintenance and repairs costs of $5.4 million in our Nigeria segment, partially offset by increased routine maintenance costs of $0.4 million and $0.5 million in our MENA and Latam segments respectively, owing to the acquisitions in those segments.

Other cost of sales line items increased in aggregate by $6.3 million in the nine month period ended September 30, 2021, compared to the nine month period ended September 30, 2020, primarily due to an increase in cost related to site and other rental, and staff costs.

Administrative Expenses

Our administrative expenses were $72.8 million and $226.1 million for the three month period and nine month period ended September 30, 2021, respectively, compared to $58.4 million and $180.8 million for the three month period and nine month period ended September 30, 2020, respectively.

The table below shows our administrative expenses for the three month and nine month periods ended September 30, 2021 and 2020:

	3-month period ended		9-month period ended
	Sept 30,	Sept 30,	Sept 30,	Sept 30,
	2021	2020	2021	2020
	$’000	$’000	$’000	$’000

Facilities, short term rental and upkeep	5,451	3,340	17,712	10,682
Depreciation	2,061	1,910	6,252	4,574
Amortization	804	724	2,389	2,162
Travel costs	2,465	410	5,962	4,867
Staff costs	25,283	21,772	73,628	64,707
Key management compensation	1,871	1,086	5,560	4,258
Share‑based payment expense/(credit)	4,286	(467)	8,968	6,324
Professional fees	11,170	13,820	39,261	32,540
Business combination transaction costs	3,139	428	9,087	11,438
Impairment of withholding tax receivables	11,714	10,748	44,398	25,405
Net (gain)/loss on disposal of property, plant and equipment	(94)	292	(1,632)	(246)
Operating taxes	266	121	1,487	243
Other	4,413	4,210	13,004	13,825
	72,829	58,394	226,076	180,779

Administrative expenses for the three month period ended September 30, 2021 increased by $14.4 million, or 24.7%, which was primarily due to an increases in share-based payment expenses, staff costs (including key management compensation), business combination transaction costs, travel costs, and rent and facilities fees, partially offset by a decrease in professional fees.

Share-based payment expenses increased by $4.8 million to a $4.3 million charge in the three month period ended September 30, 2021 from a credit of $0.5 million in the three month period ended September 30, 2020. The increase largely reflects the vesting of the options and underlying input assumptions on the time remaining to the point of expected exercise. The expense for the three month period ended September 30, 2021 also includes a charge in respect of share options granted to non-employee directors in connections with our initial public offering in October 2021.

Rent and facilities costs increased by $2.1 million to $5.5 million in in the three month period ended September 30, 2021, from $3.3 million in the three month period ended September 30, 2020. Staff costs (including key management compensation) increased by $4.3 million year-on-year in the three month period ended September 30, 2021 due to a combination of increased headcount in group functions, including our shared service center, and the impact of acquired operations.

Travel costs and business combination transaction costs increased year-on-year for the three month period ended September 30, 2021, by $2.1 million and $2.7 million respectively, owing to increased travel and business combination activity in the current year period.

Other administrative expense items decreased year-on-year for the three month period ended September 30, 2021, by an aggregate of $1.5 million, primarily due to a decrease of $2.7 million in professional fees, partially offset by an increase of $1.0 million in impairment of withholding tax receivables.

Administrative expenses for the nine month period ended September 30, 2021 increased by $45.3 million, or 25.1%, which was primarily due to increases in the impairment of withholding tax receivables, staff costs (including key management compensation), rent and facilities expenses, professional fees, and share-based payment expenses, partially offset by decreases in business combination transaction costs.

Impairment of withholding tax receivables increased by $19.0 million to $44.4 million in the nine month period ended September 30, 2021, from $25.4 million in the nine month period ended September 30, 2020. The comparative period includes a reversal of impairment of withholding tax receivables, owing to a one-off increase in the current income tax expense in our Nigeria segment as a result of legislative changes, thus resulting in a higher recoverable value of withholding tax receivables and a reversal of impairments in that period; this one-off credit makes the current period expense comparatively higher. The impairment of withholding tax receivables also increased year-on-year as a result of increased revenues and debtor collections.

Professional fees increased by $6.8 million to $39.3 million in the nine month period ended September 30, 2021 compared to $32.5 million for the nine month period September 30, 2020, primarily as a result of fees and other expenses related to the consent solicitation in respect of the 2025 Notes and 2027 Notes.

Rent and facilities costs increased by $7.0 million to $17.7 million in in the nine month period ended September 30 2021, from $10.7 million in the nine month period ended September 30, 2020 and staff costs (including key management compensation) increased by $10.2 million year-on-year for the same period.

Share-based payment expenses increased by $2.7 million to $9.0 million in the nine month period ended September 30, 2021 from $6.3 million in the nine month period ended September 30, 2020 and business combination transaction costs decreased by $2.4 million to $9.1 million in the nine month period ended September 30, 2021 from $11.4 million in the nine month period ended September 30, 2020.

Other administrative expense items increased year-on-year for the nine month period ended September 30, 2021, by an aggregate of $2.0 million, primarily due to an increase of $1.9 million in aggregate depreciation and amortization, an increase of $1.2 million in operating taxes, and an increase of $1.1 million in travel costs, partially offset by decreases of $1.4 million and $0.8 million in loss on sale of property, plant and equipment and other administrative expenses respectively.

Loss Allowance on Trade Receivables

We had a net reversal of the allowance for trade and other receivables of $1.0 million for the three month period ended September 30, 2021, compared to an allowance for trade and other receivables of $1.4 million for the three month period ended September 30, 2020, a year-on-year favorable movement of $2.4 million.

Our loss allowance on trade receivables decreased by $40.3 million, resulting in a net reversal of the allowance for trade and other receivables of $37.6 million for the nine month period ended September 30, 2021, compared to a loss allowance on trade receivables of $2.7 million for the nine month period ended September 30, 2020. During the nine month period ended September 30, 2021 we collected a portion of an amount previously provisioned and experienced improved collections in respect of one Key Customer, which resulted in a one-off reversal of the allowance for doubtful debts in respect of that customer of totaling $36.5 million.

Other Income

Other income increased by $0.05 million year-on-year, at $0.06 million for the three month period ended September 30, 2021, compared to $0.01 million for the three month period ended September 30, 2020.

Other income increased by $3.7 million year-on-year, to $7.1 million for the nine month period ended September 30, 2021 compared to $3.4 million for the nine month period ended September 30, 2020. The year-on-year increase resulted from an increase in insurance claim income of $2.8 million and a year-on-year increase of $0.9 million in other income, mainly related to the derecognition of contingent consideration related to business combinations, which is no longer due.

Net Finance Income/Costs

Our net finance costs were $58.7 million and $196.0 million for the three month period and nine month period ended September 30, 2021, respectively, compared to $96.6 million and $460.7 million for the three month period and nine month period ended September 30, 2020, respectively.

The table below shows our net finance costs for the three month and nine month periods ended September 30, 2021 and 2020:

	3-month period ended		9-month period ended
	Sept 30,	Sept 30,	Sept 30,	Sept 30,
	2021	2020	2021	2020
	$’000	$’000	$’000	$’000

Interest income—bank deposits	1,970	969	4,322	4,143
Net foreign exchange (loss)/gain on derivative instruments—unrealized	—	(4,576)	—	5,055
Net foreign exchange (loss)/gain on derivative instruments—realized	(2,320)	3,629	10,184	3,967
Net foreign exchange gain arising from financing – unrealized	2,938	—	2,938	—
Fair value gain on embedded derivative within revenue contract	2,160	—	4,586	—
	4,748	22	22,030	13,165

Interest expenses—third party loans	45,773	44,897	124,630	136,709
Unwinding of discount on decommissioning liability	1,529	1,275	3,553	1,710
Interest and finance charges paid/payable for lease liabilities	8,997	6,821	23,367	18,702
Net foreign exchange (gain)/loss arising from financing—unrealized	(6,004)	11,333	—	252,579
Net foreign exchange loss arising from financing—realized	13,735	23,409	49,609	25,743
Net foreign exchange loss on derivative instruments—unrealized	1,317	—	7,517	—
Fair value (gain)/loss on embedded options	(4,945)	7,064	2,203	32,417
Fees on loans and financial derivatives	3,046	1,848	7,190	6,004
	63,448	96,647	218,069	473,864
Net finance costs	58,700	96,625	196,039	460,699

Net finance costs decreased by $37.9 million, or 39.2%, in the three month period ended September 30, 2021 compared to the three month period ended September 30, 2020 primarily due to decreases of $29.9 million and $12.0 million in net foreign exchange losses arising from financing, and fair valuation loss movements on embedded options within the 2025 Notes and 2027 Notes, respectively, and from favorable fair value movements on embedded derivatives within revenue contracts of $2.2 million. These year-on-year decreases in net finance costs are partially offset by a year-on-year increase in net foreign exchange losses on derivative instruments (realized and unrealized) of $2.7 million, an increase in loan facility fees of $1.2 million and an increase of $2.4 million in aggregate finance charges on leases and decommissioning liability.

The net foreign exchange loss arising from financing was $4.8 million for the three month period ended September 30, 2021, compared to a net foreign exchange loss of $34.7 million in the three month period ended September 30, 2020. The year-on-year decrease of $29.9 million is primarily due to changes in exchange rates, predominantly between the Zambian Kwacha and Euro against the U.S. dollar. This arises on commercial bank and related party loans denominated in U.S. dollars at the subsidiary level as a result of loan revaluations in local functional currency at period ends.

The year-on-year aggregate increase of $2.4 million in finance charges for lease liabilities and unwinding of discount on decommissioning liabilities for the three months ended September 30, 2021 results primarily from an increase in the number of towers, from acquisitions and from new sites, for which we have entered into ground leases and to which the decommissioning liabilities relate.

Other significant year-on-year decreases in net finance costs for the three months ended September 30, 2021 include a $2.2 million fair valuation income related to the embedded derivatives within our revenue contracts (no such fair valuation movements occurred in the prior year comparative period), and a year-on-year decrease in loss related to the fair valuation on embedded options within the 2025 Notes and 2027 Notes of $12.0 million, results primarily from increases in the market value of the 2025 Notes and the 2027 Notes which increases the value of the call options.

Other items of finance costs decreased year-on-year for the three month period ended September 30, 2021 by an aggregate of $0.1 million.

Net finance costs decreased by $264.7 million, or 57.4%, in the nine month period ended September 30, 2021 compared to the nine month period ended September 30, 2020 primarily due to the substantial decrease of $231.7 million in net foreign exchange losses (realized and unrealized) arising from financing, a decrease of $30.2 million in fair valuation loss on embedded options within our 2025 Notes and 2027 Notes, a decrease in third party loan interest of $12.1 million, and from favorable fair value movements on embedded derivatives within revenue contracts of $4.6 million. The year-on-year decrease in finance costs was partially offset by an increase of $6.5 million in aggregate finance charges on leases and decommissioning liability, and a decrease in net foreign exchange gains on derivative instruments (realized and unrealized) of $6.4 million.

The decrease of $231.7 million in net foreign exchange loss arising from financing (which is mainly unrealized) for the nine months ended September 30, 2021 is primarily due to changes in exchange rates, predominantly between the Naira, the Zambian Kwacha and the Brazilian Real against the U.S. dollar. This arises on commercial bank and related party loans denominated in U.S. dollars at the subsidiary level as a result of loan revaluations in local functional currency at period ends.

The decrease of $30.2 million in fair valuation losses on embedded options within our 2025 Notes and 2027 Notes for the nine months ended September 30, 2021 mainly results from increases in the market value of the 2025 Notes and the 2027 Notes which increases the value of the call options.

The $12.1 million decrease in third party loan interest expense from $136.7 million in the nine month period ended September 30, 2020 to $124.6 million for the nine month period ended September 30, 2021, largely reflects the impact of lower interest rates in our Nigeria segment resulting from lower LIBOR and NIBOR interest rates applicable to the senior facilities in our Nigeria segment, and from a lower average margin applied to the US Dollar denominated senior facilities in our Nigeria Segment in the nine month period ended September 30, 2021 compared to the prior year comparative period, owing to the clauses within that agreement. The impact of lower interest within our Nigeria segment is partially offset by an increase in the amount of borrowings within our Latam and MENA segments.

The year-on-year increase of $6.5 million in the aggregate cost of financing related to leases and decommissioning liabilities  for the nine months ended September 30, 2021 results primarily from an increase in the number of towers, from acquisitions and from new sites, for which we have entered into ground leases and to which the decommissioning liabilities relate.

Other movements resulting in significant year-on-year decreases in net finance costs for the nine months ended September 30, 2021 include a $4.6 million fair valuation income related to the embedded derivatives within our revenue contracts (no such fair valuation movements occurred in the prior year comparative period), and an increase in bank loan interest earned of $0.2 million, decreased by a decrease in aggregate realized and unrealized gains on non-deliverable currency forwards of $6.4 million, and an increase in loan facility fees of $1.2 million.

Income Tax Expense/(Benefit)

Our current income tax expense was $29.6 million and $75.8 million for the three month period and nine month period ended September 30, 2021, respectively, compared to a current income tax expense of $25.1 million and $73.2 million for the three month period and nine month period ended September 30, 2020, respectively.

We had a deferred income tax benefit of $2.1 million and $8.3 million for the three month and nine month periods ended September 30, 2021, respectively, compared to deferred tax expenses of $7.5 million and $56.1 million for the three month and nine month periods ended September 30, 2020, respectively.

The table below shows our income tax expense for the three month and nine month periods ended September 30, 2021 and 2020:

	3 month period ended		9 month period ended
	Sept 30,	Sept 30,	Sept 30,	Sept 30,
	2021	2020	2021	2020
	$’000	$’000	$’000	$’000

Current taxes on income	29,621	25,100	75,821	73,151
Deferred income tax (credit)/charge	(2,090)	7,454	(8,277)	56,099
Total tax expense	27,531	32,554	67,544	129,250

The year-on-year increase in current income tax expense for the three month period ended September 30, 2021 of $4.5 million, is primarily due to increases in current income tax expense in our Sub-Saharan Africa segment, which increased by

$6.9 million year-on-year, partially offset by a year-on-year decrease in the current tax expense in our Nigeria segment of $2.9 million. The larger income tax expense in our Sub-Saharan Africa segment in the current year period primarily results from significantly lower amounts of allowances and assessed losses available to be applied against taxable income.

The year-on-year decrease of $9.6 million in deferred tax expense, resulting in a deferred tax benefit of $2.1 million for the three month period ended September 30, 2021, compared to a deferred tax expense of $7.5 million for the three month period ended September 30, 2020, results mainly from a decrease in deferred tax expense in our Sub-Saharan Africa segment of $5.9 million, and from decreases in deferred tax expense in our Nigeria and Latam segments of $1.9 million and $1.2 million respectively. The larger deferred tax expense in our Sub-Saharan Africa segment for the prior year results primarily from reversals of deferred income tax balances related to unutilized capital allowances and assessed losses which were reversed to a greater extent in the prior year comparative period, owing to their utilization in that period.

The year-on-year increase in current income tax expense for the nine month period ended September 30, 2021 of $2.6 million is primarily due to an increase in current income tax expense of $15.7 million in our Sub-Saharan Africa segment, partially offset by decreases in our Nigeria, Latam and Other segment of $12.0 million, $0.4 million and $0.7 million respectively. The larger income tax expense in our Sub-Saharan Africa segment in the current year period primarily results from lower amounts of allowances and assessed losses available to be applied against taxable income.

The larger income tax expense in our Nigeria segment in the prior year comparative period results from the retrospective impact of the application of amendments in the Nigeria Finance Act of 2019 which limits the deductibility of certain expenses for tax purposes, limits the number of tax periods for which certain losses and allowances may be carried forward to be applied against future taxable profits with effect from the tax period ended December 31, 2019. The application of amendments in the Nigeria Finance Act of 2019 resulted in a cumulative catch-up of tax expense in the nine month period ended September 30, 2020 related to the impacts of an underprovision for income tax in respect of the year ended December 31, 2019 and increased tax expense for the nine month period ended September 30, 2020.

The year-on-year decrease in deferred income tax expense for the nine month period ended September 30, 2021 of $64.4 million is due to decreases in deferred tax expense of $47.5 million, $13.2 million, $3.0 million, and $0.7 million in our Nigeria, Sub-Saharan Africa, Latam, and Other segments respectively.

The year-on-year decrease in deferred tax expense of $47.5 million in our Nigeria segment for the nine months ended September 30, 2021 results from the derecognition of a portion of the deferred tax assets related to unutilized finance costs and foreign exchange losses in the prior year comparative period, resulting from the amendments in the Nigeria Finance Act of 2019 which limits the number of tax periods for which certain losses and allowances may be carried forward to be applied against future taxable profits. As a result of these limitation, we estimate that a portion of those allowances would expire before they could be utilized.

The year-on-year decrease in deferred income tax expense of $13.2 million in our Sub-Saharan Africa segment for the nine months ended September 30, 2021 results primarily from reversals of deferred income tax balances related to unutilized capital allowances and assessed losses which were reversed to a greater extent in the prior year comparative period, owing to their utilization in that period.

Profit or loss for the Period

Our loss for the three month period ended September 30, 2021 was $30.4 million compared to a loss of $20.0 million for the three month period ended September 30, 2020, an increase in loss of $10.4 million for the period. This increase in loss mainly resulted from an increase in cost of sales and increased administrative expenses, partially offset by an increase in revenue, a decrease in net finance costs, and a decrease in total tax expense.

Our profit for the nine month period ended September 30, 2021 was $46.2 million compared to a loss of $372.9 million for the nine month period ended September 30, 2020, an increase in profit of $419.1 million for the period of which $231.7 million is due to a year-on-year decrease in net foreign exchange losses on financing. The increase in profit was also due to increased revenue, a reversal of allowance for trade receivables, an increase in other income, an aggregate decrease in other net finance costs, and a decrease in total tax expense, partially offset by and an increase in cost of sales and in administrative expenses for the period.

Liquidity and Capital Resources

Overview

We generally fund our operations, which include operating expenses and debt service requirements (principal and interest payments), through cash flow from operating activities. We have historically funded acquisitions and other investments in our business, including large scale New Site construction and site improvements, from a combination of external equity raised from shareholders, long-term debt financings and internally generated cash from operations. External equity funding was raised at the IHS Holding Limited level, where it was held in U.S. dollars until required by operating subsidiaries or for acquisitions. As and when operating subsidiaries required these funds, the funding was allocated through intercompany loans to those subsidiaries. The proportion of intercompany loans to equity is unique to each operation and determined by commercial funding requirements, local taxation and corporate legislation.

As of September 30, 2021, we had $746.5 million of total liquidity, which was equal to our unrestricted cash and cash equivalents of $501.5 million and availability under the IHS Holding revolving credit facility (see “— Indebtedness” for more information) of $245.0 million. Subsequent to September 30, 2021 we received $357.7 million as net proceeds from the closing of the IPO and increased the IHS Holding Revolving Credit Facility by $25.0 million to $270.0 million. Our centralized treasury team supervises our cash management. Our cash and cash equivalents are generated within our operating subsidiaries and held either locally or upstreamed to IHS Holding Limited (or intermediaries thereof). As a holding company, our only source of cash to pay our obligations will be distributions with respect to our ownership interests in our subsidiaries or repayment of intercompany loans from (i) the net earnings and cash flow generated by these subsidiaries and (ii) any excess funds from the refinancing of operating company debt financings.

We believe that our available liquidity and cash from operations will be sufficient to satisfy our operating expenses, debt service, capital expenditure requirements and organic growth strategies for the next 12 months. However, our ability to satisfy our operating expenses, debt service, capital requirements and growth strategies will depend on our future performance, which is subject to general economic, financial, competitive, regulatory and other factors, including those described in the “Risk Factors” section of our Prospectus dated October 13, 2021. If we are unable to generate sufficient cash flow from operating activities in the future, we may have to obtain additional financing. If we obtain additional capital by issuing equity, the current interests of our existing shareholders will be diluted. If we incur additional indebtedness, that indebtedness may contain significant financial and other covenants that may significantly restrict our operations. There can be no assurance that such financing will be available to us on commercially reasonable terms or at all.

Additionally, we continuously review our funding and maturity profile. As part of this review, we regularly explore opportunities in the global bond markets to try and ensure that we are well positioned to avail ourselves of any refinancing opportunities, including for our 2025 Notes, our 2027 Notes and our other facilities.

Statements of cash flows

Net cash generated from operating activities

Net cash generated from operating activities decreased by $1.4 million year-on year in the three month period ended September 30, 2021, to $198.9 million, from $200.3 million in the prior year comparative period. The year-on-year decrease is primarily due to decreased cash from operations of $4.5 million, and an increase in cash outflows from payment of rent of $1.3 million, partially offset by a decrease income tax paid of $4.2 million.

Net cash generated from operating activities increased by $66.7 million year-on year in the nine month period ended September 30, 2021, to $568.3 million, from $501.6 million in the prior year comparative period. The year-on-year increase is primarily due to increased cash from operations of $80.8 million, partially offset by increased income tax paid of $11.4 million and an increase in cash outflows from payment of rent of $2.8 million.

The year-on-year increase in cash from operations for the nine month period ended September 30, 2021, is primarily due to the increase in cash profits, represented by the increase in Adjusted EBITDA after excluding the impact of the reversal of the loss allowance on trade and other receivables.

Net cash used in investing activities

Net cash used in investing activities increased by $13.0 million, to $77.0 million in the three month period ended September 30, 2021, from $64.0 million in the prior year comparative period, primarily due to an increase in aggregate capital expenditures for property, plant and equipment (including advance payments) and intangible assets of $20.4 million, partially offset by a decrease in cash consideration paid for business combinations of $4.7 million, an increase in proceeds from insurance claims of $2.2 million and an increase in interest income received of $1.0 million. The year-on-year decrease in consideration paid for business acquisitions is due to expenditures on the first phase of the Kuwait acquisition paid in the prior year comparative period. The year-on-year increase in capital expenditures for property, plant and equipment (including advance payments) is described in more detail in the segmental portion below.

Net cash used in investing activities decreased by $281.9 million, to $408.7 million in the nine month period ended September 30, 2021, from $690.6 million in the prior year comparative period, primarily due to a decrease in consideration paid for business acquisitions of $356.5 million, and an increase in cash inflows from insurance claims of $11.4 million, partially offset by an increase in capital expenditures for property, plant and equipment (including advance payments) of $88.6 million. The year-on-year decrease in cash paid for business acquisitions is due to larger expenditures in the prior year comparative period related to the CSS Acquisition and the first phase of the Kuwait Acquisition, compared to expenditures in the current year which include the Skysites acquisition, the Centennial Columbia and Centennial Brazil acquisitions and the third phase of the Kuwait acquisition. The year-on-year increase in capital expenditures for property, plant and equipment (including advance payments) is described in more detail in the segmental portion below.

Net cash used in/generated from financing activities

Net cash generated from financing activities decreased by $242.3 million, to net cash used in financing activities of $143.0 million in the three month period ended September 30, 2021, compared to net cash generated from financing activities of $99.3 million in the prior year comparative period. The year-on-year decrease in cash inflows is primarily due to a decrease of $216.2 million in loans received from third parties net of principal repayments, an increase of $10.1 million in cash outflows from aggregate losses paid and deposits made on non-deliverable forward derivative instruments, an increase of $7.4 million in aggregate payments of lease liability principal and interest. The year-on-year decrease of $216.2 million in loans received from third parties net of principal repayments is mainly due to larger loan receipts in the prior year comparative period which includes proceeds from the bond tap in July 2020 and the receipt of third party loans in our Kuwait operation.

Net cash used in financing activities increased by $97.3 million, to $189.3 million in the nine month period ended September 30, 2021, from $92.0 million in the prior year comparative period. The year-on-year increase in cash outflows is primarily due to a decrease of $157.6 million in loans received from third parties net of principal repayments, an increase of $22.8 million in aggregate payments of lease liability principal and interest, and an increase in cash outflows for fees on loans and derivative instruments of $8.7 million. These increased outflows are partially offset by an increase of $79.8 million in cash inflows from aggregate gains received and deposits refunded on non-deliverable forward derivative instruments, and a decrease of $11.9 million in interest paid to third parties. The year-on-year decrease in cash generated from loans received from third parties, net of principal repayments, is primarily due to larger loan receipts in the prior year comparative period which includes proceeds from the bond tap in July 2020 and the receipt of third party loans in our Kuwait operation, partially offset by loan  receipts in our Latam segment in the current year.

Segment Results

Revenue:

Revenue for each of our reportable segments was as follows:

	3 month period ended
	Sept 30,	Sept 30,
	2021	2020	Change	Change
	$'000	$'000	$'000%

Nigeria	289,078	274,384	14,694	5.4%
Sub-Saharan Africa	89,272	79,288	9,984	12.6%
MENA	7,285	5,933	1,352	22.8%
Latam	14,912	8,720	6,192	71.0%
Total revenue	400,547	368,325	32,222	8.7%

	9 month period ended
	Sept 30,	Sept 30,
	2021	2020	Change	Change
	$'000	$'000	$'000%

Nigeria	846,941	764,767	82,174	10.7%
Sub-Saharan Africa	256,382	231,289	25,093	10.8%
MENA	21,151	15,049	6,102	40.5%
Latam	39,642	21,317	18,325	86.0%
Total revenue	1,164,116	1,032,422	131,694	12.8%

Nigeria

Revenue for our Nigeria segment increased by $14.7 million, or 5.4%, to $289.1 million for the three month period ended September 30, 2021, compared to $274.4 million for the three month ended September 30, 2020.

Year-on-year revenue for the three month period ended September 30, 2021 increased organically by $33.6 million, or 12.2%, driven by an increase in Tenants of 548, which includes Tenants from 119 net new sites, from 9,101 Lease Amendments added in the twelve month period to September 30, 2021, and from increases through contractual CPI escalations and foreign exchange reset mechanisms. Revenue for the three month period ended September 30, 2020 also includes an amount of $10.0 million resulting from reaching agreement with a customer on the application of certain contractual terms, and an amount of $13.1 million of revenue related to the three month period ended June 30, 2020, which results from retrospective amendments to contracts with MTN Nigeria, specifically those terms related to the currency conversion provisions related to the provision of tower services.

Aggregate increases of $33.6 million in organic revenue are partially offset by the impact of negative movements in the Naira to U.S. dollar foreign exchange rate of $18.9 million.

Revenue for our Nigeria segment increased by $82.2 million, or 10.7%, to $846.9 million for the nine month period ended September 30, 2021, compared to $764.8 million for nine month period ended September 30, 2020.

Year-on-year revenue for the nine month period ended September 30, 2021 increased organically by $146.3 million, or 19.1%, driven by an increase in Tenants of 548, which includes Tenants from 119 net new sites, and 9,101 Lease Amendments added in the twelve month period to September 30, 2021, and from increases through contractual CPI escalations and foreign exchange reset mechanisms. Revenue for the nine month period ended September 30, 2021 also includes an amount of $15.7 million resulting from reaching agreement with a customer on the application of certain contractual terms, a year-on-year decrease of $15.9 million from the $31.6 million of such revenue in the prior year comparative period. Our revenue for the nine month period ended September 30, 2021, also includes a favorable impact of $8.5 million resulting from the remeasurement of the provision for service level credits, following an agreement with a Key Customer that historical potential penalties will not be levied.

Aggregate increases of $146.3 million in organic revenue are partially offset by the impact of negative movements in the Naira to U.S. dollar foreign exchange rate of $64.2 million.

Sub-Saharan Africa

Revenue for our Sub-Saharan Africa segment increased by $10.0 million, or 12.6%, to $89.3 million for the three month period ended September 30, 2021, compared to $79.3 million for the three month period ended September 30, 2020. Revenue increased organically by $8.3 million, or 10.4%, driven by increases through contractual CPI escalations and foreign exchange reset mechanisms, and the addition of 475 Lease Amendments, partially offset by a net decrease in Tenants of 182, which includes the impact of net Churn of 343 Tenants not relating to Key Customers, and the impact of a net increase in new sites of 67. Revenue for our Sub-Saharan Africa segment also grew inorganically in the period by $1.4 million from the acquisition of a tower portfolio in Rwanda in April 2021 which resulted in 162 additional towers and 283 additional Tenants. Revenue in the period also grew year-on-year by $0.3 million, or 0.4%, as a result of the non-core net positive impact of movements in foreign exchange rates.

Revenue for our Sub-Saharan Africa segment increased by $25.1 million, or 10.8%, to $256.4 million for the nine month period ended September 30, 2021, compared to $231.3 million for the nine month period ended September 30, 2020. Revenue increased organically by $21.4 million, or 9.2%, driven by increases through contractual CPI escalations and foreign exchange reset mechanisms, and the addition of 475 Lease Amendments, partially offset by a net decrease in Tenants of 182, which includes the impact of net Churn of 343 Tenants not relating to Key Customers, and the impact of a net increase in new sites of 67. Revenue in the period also grew year-on-year inorganically by $2.8 million, or 1.21%, from the acquisition of a tower portfolio in Rwanda in April 2021 which resulted in 162 additional towers and 283 additional Tenants, and grew by $0.9 million, or 0.4%, as a result of the non-core net positive impact of movements in foreign exchange rates.

MENA

Revenue for our MENA segment increased by $1.4 million, or 22.8%, to $7.3 million for the three month period ended September 30, 2021, compared to $5.9 million for the three month period ended September 30, 2020. The number of towers in our MENA segment increased by 215, 207 of which are related to second and third stages of the Kuwait acquisition which occurred in October 2020 and April 2021 respectively, with the remaining 8 being new sites. Revenue in our MENA segment for the three month period ended September 30, 2021, did not reflect significant organic growth, and grew inorganically in the period by $1.2 million, or 20.5%. Revenue in the period also grew year-on-year by $0.1 million, or 1.8%, as a result of the non-core net positive impact of movements in foreign exchange rates.

Revenue for our MENA segment increased by $6.2 million, or 40.5%, to $21.2 million for the nine month period ended September 30, 2021, compared to $15.0 million for the nine month period ended September 30, 2020. Revenue in our MENA segment for the nine month period ended September 30, 2021 did not reflect significant organic growth and grew inorganically in the period by $5.8 million, or 38.4% mainly due to the increase in the number of towers by 207 related to second and third stages of the Kuwait acquisition. Revenue in the period also grew year-on-year by $0.3 million, or 2.1%, as a result of the non-core net positive impact of movements in foreign exchange rates. Our MENA segment also added 8 new sites in the period.

Latam

Revenue for our Latam segment increased by $6.2 million, or 71.0%, to $14.9 million for the three month period ended September 30, 2021, compared to $8.7 million for the three month period ended September 30, 2020. Revenue increased organically by $1.7 million, or 19.5%, driven by a net increase in Tenants of 662, which includes the impact of a net increase in new sites of 570 and from increases through contractual CPI reset mechanisms. Revenue for our Latam segment grew inorganically in the period by $4.2 million, or 48.1%, which primarily includes the impact of 1,824 Towers and 2,006 Tenants added through the Skysites acquisition and the Centennial acquisitions in Columbia and Brazil, respectively and grew year-on-year by $0.3 million, or 3.4%, as a result of the non-core net positive impact of movements in foreign exchange rates.

Revenue for our Latam segment increased by $18.3 million, or 86.0%, to $39.6 million for the nine month period ended September 30, 2021, compared to $21.3 million for the nine month period ended September 30, 2020. Revenue increased organically by $5.2 million, or 24.5%, driven by a net increase in Tenants of 662, which includes the impact of a net increase in new sites of 570 and from increases through contractual CPI reset mechanisms. Revenue for our Latam segment also grew inorganically in the period by $13.6 million, or 63.6%, which primarily includes the impact of 1,824 Towers and 2,006

Tenants added through the Skysites acquisition and the Centennial acquisitions in Columbia and Brazil. The aggregate increase in organic and inorganic revenue was partially offset by an amount of $0.5 million, or 2.2%, representing a non-core net negative impact of movements in foreign exchange rates.

Segment Adjusted EBITDA:

Segment Adjusted EBITDA, our key profitability measure used to assess the performance of our reportable segments, for each of our reportable segments was as follows:

	3 month period ended
	Sept 30,	Sept 30,
	2021	2020	Change	Change
	$'000	$'000	$'000%

Nigeria	179,489	195,543	(16,054)	(8.2)%
Sub-Saharan Africa	49,833	43,551	6,282	14.4%
MENA	3,249	2,668	581	21.8%
Latam	11,267	6,628	4,639	70.0%
Other	(24,120)	(18,975)	(5,145)	27.1%
Total Segment Adjusted EBITDA	219,718	229,415	(9,697)	(4.2)%

	9 month period ended
	Sept 30,	Sept 30,
	2021	2020	Change	Change
	$'000	$'000	$'000%

Nigeria	599,682	523,397	76,285	14.6%
Sub-Saharan Africa	144,500	124,092	20,408	16.4%
MENA	9,401	6,677	2,724	40.8%
Latam	29,142	15,994	13,148	82.2%
Other	(72,978)	(65,820)	(7,158)	10.9%
Total Segment Adjusted EBITDA	709,747	604,340	105,407	17.4%

Nigeria

Segment Adjusted EBITDA for our Nigeria segment was $179.5 million for the three month period ended September 30, 2021 compared to $195.5 million for the three month period ended September 30, 2020, a decrease of $16.0 million, or 8.2%. The year-on-year decrease is primarily due to $23.1 million of aggregate revenue for the three month period ended September 30, 2020 as described above, which were not repeated in the three month period ended September 30, 2021, an increase in power generation cost of sales of $21.7 million, an increases in other cost of sales line items, and a $3.8 million increase in administrative expenses included within Segment Adjusted EBITDA, which in aggregate more than offset the other growth in revenue described above.

Segment Adjusted EBITDA for our Nigeria segment was $599.7 million for the nine month period ended September 30, 2021 compared to $523.4 million for the nine month period ended September 30, 2020, an increase of $76.3 million, or 14.6%. The year-on-year increase is primarily due to revenue growth as described above, a decrease in tower repairs and maintenance of $5.4 million, and from the credit impact of $40.5 million related to the loss allowance on trade receivables, partially offset by an increase in power generation costs of $27.4 million, an increase in regulatory permit costs and security services of $6.6 million and $3.5 million respectively, an increase in other cost of sales line items, and an increase in those administrative expenses included within Segment Adjusted EBITDA of $5.6 million.

Sub-Saharan Africa

Segment Adjusted EBITDA for our Sub-Saharan Africa segment was $49.8 million for the three month period ended September 30, 2021 compared to $43.6 million for the three month period ended September 30, 2020, an increase of $6.2 million, or 14.4%. The increase is primarily due to an increase in revenue as described above, partially offset by a increases in power cost of sales, regulatory permit cost of sales and other cost of sales of $0.6 million, $1.3 million, and

$1.7 million respectively, an increase in those administrative expenses included within Segment Adjusted EBITDA of $0.6 million.

Segment Adjusted EBITDA for our Sub-Saharan Africa segment was $144.5 million for the nine month period ended September 30, 2021 compared to $124.1 million for the nine month period ended September 30, 2020, an increase of $20.4 million, or 16.4%. The increase is primarily due to an increase in revenue as described above, partially offset by an increase in power cost of sales of $1.8 million, an increase in regulatory permit cost of sales of $1.0 million, and an increase in those administrative expenses included within Segment Adjusted EBITDA of $2.3 million.

MENA

Segment Adjusted EBITDA for our MENA segment was $3.2 million for the three month period ended September 30, 2021 compared to $2.7 million for the three month period ended September 30, 2020, an increase of $0.5 million, or 21.8%. The increase is primarily due to an increase in revenue as described above, partially offset by an increase in those cost of sales included within Segment Adjusted EBITDA of $0.5 million, and an increase in those administrative expenses included within Segment Adjusted EBITDA of $0.3 million.

Segment Adjusted EBITDA for our MENA segment was $9.4 million for the nine month period ended September 30, 2021 compared to $6.7 million for the nine month period ended September 30, 2020, an increase of $2.7 million, or 40.8%. The increase is primarily due to an increase in revenue as described above, partially offset by an increase in those cost of sales included within Segment Adjusted EBITDA of $2.6 million, and an increase in those administrative expenses included within Segment Adjusted EBITDA of $0.8 million.

Latam

Segment Adjusted EBITDA for our Latam segment was $11.3 million for the three month period ended September 30, 2021 compared to $6.6 million for the three month period ended September 30, 2020, an increase of $4.7 million, or 70.0%. The increase is primarily due to an increase in revenue as described above, partially offset by an increase in cost of sales included within Segment Adjusted EBITDA of $0.3 million, and an increase in those administrative expenses included within Segment Adjusted EBITDA of $1.2 million.

Segment Adjusted EBITDA for our Latam segment was $29.1 million for the nine month period ended September 30, 2021 compared to $16.0 million for the nine month period ended September 30, 2020, an increase of $13.1 million, or 82.2%. The increase is primarily due to an increase in revenue as described above, partially offset by an increase in cost of sales included within Segment Adjusted EBITDA of $1.0 million, and an increase in those administrative expenses included within Segment Adjusted EBITDA of $4.1 million.

Capital Expenditure:

Capital expenditure for each of our reportable segments was as follows:

	3 month period ended
	Sept 30,	Sept 30,
	2021	2020	Change	Change
	$'000	$'000	$'000%

Nigeria	60,622	42,116	18,506	43.9%
Sub-Saharan Africa	11,108	11,482	(374)	(3.3)%
MENA	328	179	149	83.2%
Latam	9,198	6,939	2,259	32.6%
Other	345	302	43	14.2%
Total capital expenditure	81,601	61,018	20,583	33.7%

	9 month period ended
	Sept 30,	Sept 30,
	2021	2020	Change	Change
	$'000	$'000	$'000%

Nigeria	197,624	121,715	75,909	62.4%
Sub-Saharan Africa	27,256	30,933	(3,677)	(11.9)%
MENA	1,152	365	787	215.6%
Latam	24,939	9,309	15,630	167.9%
Other	900	1,613	(713)	(44.2)%
Total capital expenditure	251,871	163,935	87,936	53.6%

Nigeria

Capital expenditure for our Nigeria segment was $60.6 million for the three month period ended September 30, 2021 compared to $42.1 million for the three month period ended September 30, 2020, an increase of $18.5 million, or 43.9%. The increase is primarily due to an increase in augmentation capital expenditure of $17.1 million, and an increase in capital expenditure for new sites of $18.0 million, partially offset by a decrease in maintenance capital expenditure of $8.1 million, and a decrease in other capital expenditure of $8.5 million, year-on-year for the three month period ended September 30, 2021.

Capital expenditure for our Nigeria segment was $197.6 million for the nine month period ended September 30, 2021 compared to $121.7 million for the nine month period ended September 30, 2020, an increase of $75.9 million, or 62.4%. The increase is primarily due to an increase in capital expenditure related to our fiber business of $31.9 million, an increase in augmentation capital expenditure of $36.2 million, and an increase in capital expenditure related to new sites of $29.5 million, partially offset by decreases in maintenance capital expenditure and other capital expenditures of $13.0 million and $8.7 million, respectively.

Sub-Saharan Africa

Capital expenditure for our Sub-Saharan Africa segment was $11.1 million for the three month period ended September 30, 2021 compared to $11.5 million for the three month period ended September 30, 2020, a decrease of $0.4 million, or 3.3%. The year-on-year decrease is primarily due to a decrease in maintenance capital expenditure of $3.0 million, mostly offset by increases in new site capital expenditure, augmentation capital expenditures, and other capital expenditures of $1.0 million, $0.4 million and $1.3 million respectively.

Capital expenditure for our Sub-Saharan Africa segment was $27.3 million for the nine month period ended September 30, 2021 compared to $30.9 million for the nine month period ended September 30, 2020, a decrease of $3.7 million, or 11.9%. The decrease in primarily due to a decrease in maintenance capital expenditure of $6.8 million, partially offset by increases in augmentation capital expenditure and new site capital expenditure of $1.5 million and $1.6 million respectively.

MENA

Capital expenditure for our MENA segment was $0.3 million for the three month period ended September 30, 2021 compared to $0.2 million for the three month period ended September 30, 2020, an increase of $0.1 million, or 83.2%. The increase is primarily due to an increase in new site capital expenditure which increased by $0.1 million year-on-year for the three month period ended September 30, 2021.

Capital expenditure for our MENA segment was $1.2 million for the nine month period ended September 30, 2021 compared to $0.4 million for the nine month period ended September 30, 2020, a increase of $0.8 million, or 215.6%. The year-on-year increase is primarily due to an increase of $0.5 million in refurbishment capital expenditure, and an increase in new site capital expenditure of $0.3 million.

Latam

Capital expenditure for our Latam segment was $9.2 million for the three month period ended September 30, 2021 compared to $6.9 million for the three month period ended September 30, 2020, an increase of $2.3 million, or 32.6%. The increase is primarily due to an increase in  new site capital expenditure of $5.4 million, offset by a net decrease in other capital expenditure of $3.2 million.

Capital expenditure for our Latam segment was $24.9 million for the nine month period ended September 30, 2021 compared to $9.3 million for the nine month period ended September 30, 2020, an increase of $15.6 million, or 167.9%. The year-on-year increase is primarily due to a net increase of $20.1 million in new site capital expenditure, offset by a net decrease in other capital expenditures of $4.4 million.

Contractual obligations and commitments

There have been no material changes to our contractual obligations from those described in the Prospectus.

Indebtedness

Approximate U.S. dollar equivalent values for non-USD denominated facilities stated below are translated from the currency of the debt at the relevant exchange rates on September 30, 2021.

IHS Holding Revolving Credit Facility

IHS Holding Limited entered into an amendment and restatement agreement dated June 2, 2021 with Citibank Europe Plc, UK Branch as facility agent, or the RCF Amendment and Restatement Agreement, which amended and restated the $225 million revolving credit facility agreement dated March 30, 2020, or the Original IHS Holding Revolving Credit Facility and, as amended and restated under the RCF Amendment and Restatement Agreement, the Restated IHS Holding Revolving Credit Facility, between, amongst others, IHS Holding Limited, Citibank, N.A., London Branch as global coordinator, Citibank, N.A., London Branch, Absa Bank Limited (acting through its Corporate and Investment Banking division), Goldman Sachs Lending Partners LLC, JPMorgan Chase Bank, N.A., London Branch and Standard Chartered Bank Dubai International Financial Centre Branch, regulated by the Dubai Financial Services Authority, as mandated lead arrangers, Citibank Europe Plc, UK Branch, as facility agent, and the financial institutions listed therein as the original lenders. The Restated IHS Holding Revolving Credit Facility was amended and restated to align with the proposed amendments to the indenture governing the Notes (as defined below) issued by IHS Netherlands Holdco B.V., as set forth in a consent solicitation statement dated June 14, 2021.

The commitments under the Restated IHS Holding Revolving Credit Facility were subsequently increased to $270 million, pursuant to an increase confirmation entered into by IHS Holding Limited and RMB International (Mauritius Limited) on July 23, 2021, and a further increase confirmation between IHS Holding Limited and the Royal Bank of Canada that became effective on October 14, 2021.

The Restated IHS Holding Revolving Credit Facility was further amended pursuant to an amendment letter dated September 29, 2021, which amended certain terms to align with the amendments made to the Senior Credit Facilities pursuant to the Senior Credit Facilities Amendment and Restatement Agreement (in each case as defined below).

The Restated IHS Holding Revolving Credit Facility is denominated in U.S. dollars and is governed by English law. Each of IHS Netherlands Holdco B.V., IHS Netherlands NG1 B.V., IHS Towers NG Limited, IHS Netherlands NG2 B.V., Nigeria Tower Interco B.V., INT Towers Limited and IHS Nigeria are guarantors under the Restated IHS Holding Revolving Credit Facility.

The interest rate per annum applicable to loans made under the Restated IHS Holding Revolving Credit Facility is, prior to a rate switch date, equal to LIBOR plus a margin of 3.00% per annum and, after a rate switch date is equal to a compounded reference rate based on SOFR (calculated on a five Risk-Free Rate, or RFR, banking day lookback), and a credit adjustment spread plus a margin of 3.00% per annum. IHS Holding Limited also pays certain other fees and costs, including fees for undrawn commitments, fees for utilization and fees to the agents.

Funds borrowed under the Restated IHS Holding Revolving Credit Facility can be applied towards general corporate purposes including, but not limited to, the financing of (a) New Site programs and (b) the repayment of indebtedness (including interest and fees on that indebtedness).

Subject to certain conditions, IHS Holding Limited may voluntarily prepay its utilizations and/or permanently cancel all or part of the available commitments under the Restated IHS Holding Revolving Credit Facility by giving three business days’ prior notice (or, in relation to a compounded rate loan, on five RFR banking days’ prior notice, or in any case any such shorter period as the majority lenders may agree). In addition to voluntary prepayments, the Restated IHS Holding Revolving Credit Facility requires mandatory cancellation, and if applicable, prepayment in full or in part in certain circumstances, including, but not limited to: (i) with respect to any lender, if it becomes unlawful for such lender to perform any of its obligations under the IHS Holding Revolving Credit Facility; and (ii) upon the occurrence of a change of control as defined in the credit agreement governing the Restated IHS Holding Revolving Credit Facility.

The credit agreement governing the Restated IHS Holding Revolving Credit Facility contains customary information undertakings, affirmative covenants and negative covenants (including, without limitation, a negative pledge), in each case subject to certain agreed exceptions and materiality carve- outs). The covenants include an interest cover ratio (the ratio of EBITDA for the relevant period to interest expense for the relevant period) and a leverage ratio (the ratio of net financial debt for the relevant period to EBITDA in respect of that relevant period) as financial covenants. These financial covenants are tested quarterly (except where compliance is required at any time and where testing is required upon incurrence) in arrear based on the previous 12 months, by reference to the financial statements delivered and/or each compliance certificate delivered. The credit agreement governing the Restated IHS Holding Revolving Credit Facility contains customary events of default (subject in certain cases to agreed grace periods, thresholds and other qualifications).

The Restated IHS Holding Revolving Credit Facility will terminate in March 2023 unless further extended in accordance with its terms for successive 12 month periods up to and including March 2025. As of September 30, 2021, the Restated IHS Holding Revolving Credit Facility was undrawn and had $245 million in available borrowing capacity, which could be increased to up to $300 million.

IHS Holding Bridge Facility

IHS Holding Limited entered into a $500 million bridge facility agreement dated August 10, 2021, or the IHS Holding Bridge Facility, between, amongst others, IHS Holding Limited, Goldman Sachs Lending Partners LLC, JPMorgan Chase Bank, N.A., London Branch and Standard Chartered Bank, as mandated lead arrangers and original lenders, Standard Chartered Bank, as facility agent and the financial institutions. The IHS Holding Bridge Facility is denominated in U.S. dollars and is governed by English law. Funds borrowed under the IHS Holding Bridge Facility can be applied only toward certain acquisitions listed therein.

The IHS Holding Bridge Facility will terminate 12 months from the signing date of the IHS Holding Bridge Facility (being August 10, 2021), unless extended for a period of six months after the original termination date on the request of IHS Holding Limited.

The IHS Holding Bridge Facility was amended pursuant to an amendment letter dated September 29, 2021, which amended certain terms to align with the corresponding terms of the Restated Senior Credit Facilities pursuant to the Senior Credit Facilities Amendment and Restatement Agreement (in each case as defined below).

The interest rate per annum applicable to loans made under the IHS Holding Bridge Facility is equal to LIBOR plus a margin of 3.50% per annum increasing by 0.50% every three months for a period of 18 months up to a maximum of 6.00% per annum and, after a rate switch date, is equal to a compounded reference rate based on SOFR (calculated on a five RFR banking day lookback). IHS Holding Limited also pays certain other fees and costs, including fees for undrawn commitments, arrangement fees and fees to the facility agent.

Subject to certain conditions, IHS Holding Limited may voluntarily prepay its utilizations and/or permanently cancel all or part of the available commitments under the IHS Holding Bridge Facility by giving three business days’ prior notice or on five RFR Banking Days’ notice following the replacement of USD LlIBOR in accordance with the terms of the IHS Holding Bridge Facility, or such shorter period as the majority lenders may agree). In addition to voluntary prepayments, the IHS Holding Bridge Facility requires mandatory cancellation, and if applicable, prepayment in full or in part in certain circumstances, including, but not limited to: (i) with respect to any lender, if it becomes unlawful for such lender to perform any of its obligations under the IHS Holding Bridge Facility; (ii) upon the occurrence of a change of control and (iii) disposal proceeds, acquisition claims and takeout financing and equity issuance proceeds as defined in the credit agreement governing the IHS Holding Bridge Facility.

The credit agreement governing the IHS Holding Bridge Facility contains customary information, undertakings, affirmative covenants and negative covenants (including, without limitation, a negative pledge) in each case, subject to certain agreed exceptions and materiality carve-outs. The IHS Holding Bridge Facility includes an interest cover ratio (the ratio of EBITDA for the relevant period to interest expense for the relevant period) and a leverage ratio (the ratio of net financial debt for the relevant period to EBITDA in respect of that relevant period) as financial covenants. These financial covenants are tested quarterly in arrear based on the previous 12 months, ending on each relevant financial quarter date, by reference to the annual or quarterly (as applicable) financial statements delivered and/or each compliance certificate delivered. The credit agreement governing the IHS Holding Bridge Facility also contains customary events of default (subject in certain cases to agreed grace periods, thresholds and other qualifications).

IHS Netherlands Holdco B.V. Notes

On September 18, 2019, our wholly owned subsidiary, IHS Netherlands Holdco B.V., issued $500 million of 7.125% Senior Notes due 2025 (the “2025 Notes”), and $800 million of 8.0% Senior Notes due 2027 (the “2027 Notes”, and, together with the 2025 Notes, the “Notes”), which are guaranteed by IHS Netherlands NG1 B.V., IHS Netherlands NG2 B.V., Nigeria Tower Interco B.V., IHS Nigeria, IHS Towers NG Limited and INT Towers. The issuance of the Notes was part of a refinancing transaction (that also included the Senior Credit Facilities, as described below), the proceeds of which were used to, inter alia, repay (a) the outstanding $800 million 9.5% Senior Notes due 2021 previously issued by IHS Netherlands Holdco B.V. in 2016, (b) the INT Towers Bank Loan and (c) the IHS Nigeria Bank Loan. The 2025 Notes mature on March 18, 2025, and the 2027 Notes mature on September 18, 2027. The Notes pay interest semi-annually and the principal is repayable in full on maturity. At any time prior to September 18, 2021 for the 2025 Notes and September 18, 2022 for the 2027 Notes, IHS Netherlands Holdco B.V. may redeem up to 40% of the notes at a redemption price equal to 107.125% of the principal amount of the 2025 Notes and 108.000% of the principal amount of the 2027 Notes, plus accrued and unpaid interest and additional amounts, if any, to the redemption date, so long as at least 50% of the aggregate original principal amount of the applicable series of Notes remains outstanding immediately after each such redemption. In addition, IHS Netherlands Holdco B.V. may redeem all or a part of the Notes at a redemption price equal to 100% of the principal amount of the notes redeemed plus a “make-whole” premium. On or after September 18, 2021, 2022 or 2023, IHS Netherlands Holdco B.V. may redeem all or a part of the 2025 Notes at 103.563%, 101.781% and 100.000%, respectively. On or after September 18, 2022, 2023 or 2024, IHS Netherlands Holdco B.V. may redeem all or a part of the 2027 Notes at 104.000%, 102.000% and 100.000%, respectively.

The indenture governing the Notes contains customary negative covenants and restrictions, including, but not limited to, our ability to: incur or guarantee additional indebtedness and issue certain preferred stock; make certain restricted payments and investments, including dividends or other distributions; create or incur certain liens; enter into agreements that restrict the ability of restricted subsidiaries to pay dividends; transfer or sell certain assets; merge or consolidate with other entities and enter into certain transactions with affiliates. Additionally, the indenture provides the flexibility to substitute IHS Holding Limited, or any parent holding company of IHS Netherlands Holdco B.V., as the issuer of the Notes upon a qualifying initial public offering, subject to certain conditions.

We used the proceeds from the Notes to refinance existing indebtedness, including the $800 million aggregate principal amount of 9.500% Senior Notes due 2021 issued by IHS Netherlands Holdco B.V., the IHS Nigeria Bank Loan and the INT Towers Bank Loan, pay transaction fees and expenses, to fund a partial settlement of intercompany loans and for general corporate purposes.

On July 31, 2020, IHS Netherlands Holdco B.V. issued an additional $140 million in aggregate principal amount of 2027 Notes and an additional $10 million in aggregate principal amount of 2025 Notes, resulting in an aggregate principal amount of $510 million of 2025 Notes and $940 million of 2027 Notes. The proceeds of the issuance of the additional notes will be used for general corporate purposes.

On June 14, 2021, IHS Netherlands Holdco B.V. announced that it had commenced a consent solicitation in respect of all of its outstanding Notes, soliciting consents to proposed amendments to the indenture governing the Notes to, among other things, expand the “restricted group” to encompass IHS Holding Limited and all of IHS Holding Limited’s subsidiaries (other than any unrestricted subsidiaries), which would then be subject to the covenants and events of default under the indenture governing the Notes (as amended). The proposed amendments also included certain other consequential changes to the negative covenants and restrictions in the indenture governing the Notes resulting from the larger group structure. On June 17, 2021, IHS Netherlands Holdco B.V. announced that it had obtained the consents from holders of a majority in aggregate principal amount of its outstanding Notes to effect the proposed amendments and announced on June 22, 2021, that the amendments to the indenture governing the Notes had become operative.

Senior Credit Facilities

IHS Netherlands Holdco B.V., IHS Nigeria, IHS Towers NG Limited, INT Towers and IHS Holding Limited entered into an amendment and restatement agreement dated September 29, 2021 with Ecobank Nigeria Limited as agent, or the Senior Credit Facilities Amendment and Restatement Agreement, which amended and restated the facilities agreement dated September 3, 2019, or the Original Senior Credit Facilities, and, as amended and restated under the Senior Credit Facilities Amendment and Restatement Agreement, the Restated Senior Credit Facilities, between, among others, IHS Netherlands Holdco B.V. as holdco and guarantor, and, IHS Nigeria, IHS Towers NG Limited and INT Towers as borrowers and guarantors, each of IHS Netherlands NG1 B.V., IHS Nigeria, IHS Netherlands NG2 B.V., IHS Towers NG Limited, Nigeria Tower Interco B.V. and INT Towers as guarantors, Absa Bank Limited (acting through its Corporate and Investment Banking division), Citibank, N.A., London Branch, Goldman Sachs Bank USA, J.P. Morgan Securities plc, FirstRand Bank Limited (London Branch) (acting through its Merchant Bank division) and Standard Chartered Bank, as mandated lead arrangers, Ecobank Nigeria Limited as agent and the financial institutions listed therein as the original lenders. The Restated Senior Credit Facilities was amended and restated to align with the amendments to the indenture governing the Notes (as defined above) issued by IHS Netherlands Holdco B.V., as set forth in a consent solicitation statement dated June 14, 2021, and to add IHS Holding Limited as a guarantor. The Restated Senior Credit Facilities were entered into as part of a wider refinancing exercise (that also included the issuance of the Notes, as described above) of our Nigeria group debt. The Restated Senior Credit Facilities are governed by English law. The Restated Senior Credit Facilities also include customary negative and financial covenants that limit certain activities of IHS Netherlands Holdco B.V., IHS Nigeria, IHS Towers NG Limited and INT Towers. This facility was fully drawn down in 2019.

The interest rate per annum applicable to loans made under the Restated Senior Credit Facilities is equal to: (a) in relation to the U.S. dollar facility, prior to a rate switch date, LIBOR (subject to a zero floor) plus a margin of 4.25% per annum (subject to a margin ratchet where the level of margin may be increased (up to a maximum of 4.50)% or decreased subject to certain tests, including the relevant leverage ratio of the IHS Holding Limited group) and, after a rate switch date for U.S. dollars, is equal to a compounded reference rate based on SOFR (calculated on a five day RFR banking day lookback) and a credit adjustment spread plus the margin; and (b) in relation to the Naira facility, NIBOR (subject to a zero floor) plus a margin of 2.50% per annum. IHS Netherlands Holdco B.V. also pays certain other fees and costs, including fees for undrawn commitments, management fees, participation fees and fees to the agent.

The U.S. dollar facility had an original principal amount of $110.0 million, and the Naira facility had an original principal amount of ₦141.3 billion (approximately $341 million).

Funds borrowed under the Restated Senior Credit Facilities were to be applied towards, inter alia, refinancing certain indebtedness of INT Towers, general corporate and working capital purposes, and funding a partial settlement of intercompany loans.

Each facility under the Restated Senior Credit Facilities will terminate on the date falling 60 months after the date of the first utilization of that facility. The Restated Senior Credit Facilities will be repayable in instalments. Subject to certain conditions, IHS Netherlands Holdco B.V. and the borrowers may voluntarily prepay utilizations and/or permanently cancel all or part of the available commitments under the Restated Senior Credit Facilities by giving five business days’ prior notice (or such shorter period as the majority lenders may agree). In addition to voluntary prepayments, the Restated Senior Credit Facilities requires mandatory cancellation, and if applicable, prepayment in full or in part in certain circumstances.

IHS Côte d’Ivoire S.A. Facility

On June 30, 2015, IHS Côte d’Ivoire S.A. entered into a credit agreement with Citibank Côte d’Ivoire, Ecobank Côte d’Ivoire, Société Genérale de Banques en Côte d’Ivoire, The Standard Bank of South Africa Limited and Standard Chartered Bank, as amended and restated on August 11, 2017, split into one tranche with a total commitment of €52 million (approximately $61 million), or the IHS Côte d’Ivoire Euro Tranche, and one tranche with a total commitment of XOF 44.6 billion (approximately $79 million), or the IHS Côte d’Ivoire XOF Tranche, collectively the IHS Côte d’Ivoire S.A. Facility. The IHS Cote d’Ivoire S.A. Facility is guaranteed by IHS Holding Limited. The IHS Côte d’Ivoire Euro Tranche was issued at an interest rate of 3.75% plus EURIBOR, (subject to a zero floor), and the IHS Côte d’Ivoire XOF Tranche was issued at an interest rate of 6%. The IHS Côte d’Ivoire S.A. Facility contains customary information and negative covenants and requires IHS Côte d’Ivoire S.A. to observe certain customary affirmative covenants, subject to certain agreed exceptions and materiality carve-outs. The covenants include that IHS Côte d’Ivoire S.A. maintain specified net debt to EBITDA ratios and interest coverage ratios, each as defined in the IHS Côte d’Ivoire S.A. Facility. The IHS Côte d’Ivoire S.A. Facility will expire in August 2022. This facility was fully drawn down in 2017.

IHS Zambia Limited Facility

On December 23, 2020, IHS Zambia Limited entered into a common terms agreement with the International Finance Corporation and Standard Chartered Bank, with a total commitment of $95.0 million, or the IHS Zambia Limited Facility, split into two different facilities, the first facility for an aggregate commitment representing $75.0 million, or the IFC Facility, and the second facility for an aggregate commitment representing $20.0 million, or the SCB Facility. The IHS Zambia Limited Facility was amended and restated on February 13, 2021.

The IHS Zambia Limited Facility is guaranteed by IHS Holding Limited. As of March 4, 2021, the IHS Zambia Limited Facility was fully utilized. The IHS Zambia Limited Facility was issued at an interest rate of 5.0% plus LIBOR (subject to a zero floor). The IHS Zambia Limited Facility contains customary information and negative covenants and requires IHS Zambia Limited to observe certain customary affirmative covenants, subject to certain agreed exceptions and materiality carve-outs. The covenants include that IHS Zambia Limited maintain specified net debt to EBITDA ratios and interest coverage ratios, each as defined in the IHS Zambia Limited Facility. The respective facilities comprising the IHS Zambia Limited Facility will expire in December 2027.

IHS Rwanda Limited Facility

On June 4, 2014, IHS Rwanda Limited entered into a common terms agreement, or the CTA, with IFC, FMO, Access Bank (Rwanda) Ltd, Ecobank Rwanda Limited, Guaranty Trust Bank (Rwanda) Ltd, I&M Bank (Rwanda) Limited and KCB Bank Rwanda, or collectively the Commercial Lenders, as amended from time to time. Pursuant to the CTA, IHS Rwanda Limited entered into the following credit agreements: a credit agreement with IFC with a total commitment of up to $25 million, or the IFC Facility, a credit agreement with FMO with a total commitment of up to $20 million, or the FMO Facility and, together with the IFC Facility, the USD Facility, and a credit agreement with the Commercial Lenders with a total commitment of up to RWF 13.8 billion (approximately $14 million), or the RWF Facility, together with the IFC Facility and the FMO Facility, collectively, the IHS Rwanda Limited Facility. The IHS Rwanda Facility is guaranteed by IHS Holding Limited. As of December 31, 2018, the IHS Rwanda Limited Facility was only partially utilized as follows: $15.7 million was utilized of the IFC Facility, $12.7 million was utilized of the FMO Facility and RWF8.7 billion was utilized of the RWF Facility. The remainder of the IHS Rwanda Limited Facility was cancelled. The IFC Facility and FMO Facility were issued at an interest rate of 6.5% plus LIBOR (subject to a zero floor), and the RWF Facility was issued at an interest rate of 16.0%. The IHS Rwanda Limited Facility contains customary information and negative covenants and requires IHS Rwanda Limited to observe certain customary affirmative covenants, subject to certain agreed exceptions and materiality carve-outs. The covenants include that IHS Rwanda Limited maintain specified net debt to EBITDA ratios, prospective debt service coverage ratios, financial debt to contributed capital ratios and restrictions on capital expenditures, each as defined in the CTA governing the IHS Rwanda Limited Facility. The outstanding commitment on the RWF Facility and the USD Facility were fully repaid as of March 30, 2021 and July 20, 2021 respectively.

IHS Kuwait Facility

On April 19, 2020, IHS Kuwait Limited entered into a credit agreement with Al Ahli Bank of Kuwait K.S.C.P and Mashreq Bank PSC, Kuwait Branch, with a total commitment of KWD equivalent of $85 million, or the IHS Kuwait Limited Facility. The IHS Kuwait Limited Facility was issued at an interest rate of 2.00% plus 3 Month KIBOR. The IHS Kuwait Limited Facility contains customary information and negative covenants and requires IHS Kuwait Limited to observe certain customary affirmative covenants, subject to certain agreed exceptions and materiality carve outs. The covenants include that IHS Kuwait Limited maintain specified net debt to EBITDA ratios, a debt service cover ratio and restrict capital expenditures to levels established within the credit agreement, each as defined in the IHS Kuwait Limited Facility. The IHS Kuwait Limited Facility will expire in April 2029. As at September 30, 2021, KWD 19 million (approximately $63 million) of this facility was drawn down. The proceeds of the drawdown were used to reduce the cash funded investment in the acquisition by IHS, which was funded entirely with cash at the initial closing, as well as for general corporate purposes.

CSS Facilities

On February 5, 2020, IHS Brasil — Cessão De Infraestruturas S.A. (previously known as Cell Site Solutions — Cessão de Infraestruturas S.A.) entered into a credit agreement with Itaú Unibanco S.A., with a total commitment of BRL 170 million (approximately $31 million), or the Itau Cell Site   Solutions — Cessão de Infraestruturas S.A. Facility, or Itaú CSS Facility. On June 10, 2020, IHS Brasil — Cessão de Infraestruturas S.A. extended the termination date with Itau Unibanco S.A., with the total commitment of BRL 170 million (approximately $31 million) remaining unchanged. The Itaú CSS Facility was issued at an interest rate of 3.85% plus CDI. The Itaú CSS Facility contains restrictions on the total debt allowed, dividends, intercompany loans and capital reductions. The Itaú CSS Facility will expire in June 2021. This facility was fully drawn down in February 2020, and fully repaid in May 2021.

On May 30, 2019, IHS Brasil — Cessão de Infraestruturas S.A. entered into a credit agreement with Banco Safra S.A., with a total commitment of BRL 30 million (approximately $5.5 million), or the Safra Cell Site Solutions — Cessão de Infraestruturas S.A. Facility, or the Safra CSS Facility. On May 30, 2020, IHS Brasil — Cessão de Infraestruturas S.A. extended the termination date with Banco Safra S.A., with the total commitments of BRL 30 million (approximately $6 million) remaining unchanged. The Safra CSS Facility was issued at an interest rate of 3.85% plus CDI. The Safra CSS Facility contains restrictions on dividends, intercompany loans and capital reductions. The Safra CSS Facility was fully drawn down in May 2019, and fully repaid in May 2021.

IHS Brasil Participacoes Ltda Facilities

On May 21, 2021, IHS Brasil Participacoes Ltda entered into a credit agreement with Itaú Unibanco S.A., with a total commitment of BRL 300 million (approximately $55 million), which we refer to as the Itaú IHS Brasil Participacoes Limitada Facility. The Itaú IHS Brasil Participacoes Limitada Facility is guaranteed by IHS Brasil Cessão de Infraestruturas S.A. and contains customary information and negative covenants. The covenants include that IHS Brasil Participacoes Ltda maintains specified net debt to EBITDA and interest cover ratios. The Itaú IHS Brasil Participacoes Limitada Facility was issued at an interest rate of 3.65% plus CDI. The Itaú IHS Brasil Participacoes Limitada Facility contains restrictions on the total debt allowed, dividends, intercompany loans and capital reductions. The Itaú IHS Brasil Participacoes Limitada Facility will expire in May 2029. This facility was fully drawn down in May 2021.

On June 28, 2021, IHS Brasil Participacoes Ltda entered into a credit agreement with Banco do Brasil S.A., with a total commitment of BRL 100 million (approximately $19 million), which we refer to as the Banco do Brasil IHS Brasil Participacoes Ltda Facility. The Banco do Brasil IHS Brasil Participacoes Ltda Facility is guaranteed by IHS Brasil — Cessão de Infraestruturas S.A. and contains customary information and negative covenants. The covenants include that IHS Brasil Participacoes Ltda maintains specified net debt to EBITDA and interest cover ratios. The Banco do Brasil IHS Brasil Participacoes Ltda Facility was issued at an interest rate of 3.65% plus CDI. The Banco do Brasil IHS Brasil Participacoes Ltda Facility contains restrictions on the total debt allowed, dividends, intercompany loans and capital reductions. The Banco do Brasil IHS Brasil Participacoes Ltda Facility will expire in May 2029. This facility was fully drawn down in June 2021.

Off-balance sheet arrangements

We have no off-balance sheet arrangements.

Critical accounting policies and significant judgments and estimates

The preparation of our financial information requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, revenues and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances.

Refer to Note 3 to the unaudited condensed consolidated interim financial statements that appear elsewhere in this report for further detail.

For a summary of all of our significant accounting policies, see Note 2 to the unaudited condensed consolidated interim financial statements included elsewhere in this report.

Recent accounting pronouncements

New standards and interpretations not yet adopted are also disclosed in Note 2.4 to the unaudited condensed consolidated interim financial statements included elsewhere in this report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IHS Holding Limited

Date: November 16, 2021	By:	/s/ Sam Darwish

	Name:	Sam Darwish

	Title:	Chairman, Group Chief Executive Officer and Director